

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025**

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to**

Commission file number: 1-13445

Sonida Senior Living, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**75-2678809**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
14755 Preston Road, Suite 810	
Dallas, TX	**75254**
(Address of principal executive offices)	*(Zip Code)*

**Registrant's telephone number, including area code:
(972) 770-5600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	SNDA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the 6,248,045 shares of the Registrant's common stock, par value $0.01 per share ("Common Stock"), held by non-affiliates (defined to exclude all of the Registrant's executive officers, directors, and certain significant stockholders) on the last business day of the Registrant's most recently completed second quarter, based upon the closing price of the Registrant's Common Stock as reported by the New York Stock Exchange on such date, was approximately $155.9 million. As of March 11, 2026, the Registrant had 47,388,042 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement pertaining to its 2026 Annual Meeting of Stockholders and filed or to be filed not later than 120 days after the end of the fiscal year pursuant to Regulation 14A are incorporated herein by reference into Part III of this report.

SONIDA SENIOR LIVING, INC.

TABLE OF CONTENTS

Explanatory Note

As further described in "Item 1. Business" in this Annual Report on Form 10-K, on March 11, 2026, Sonida Senior Living, Inc. completed its previously announced acquisition of CNL Healthcare Properties, Inc. ("CHP") through a series of steps ending with a forward merger of CHP with and into a subsidiary of Sonida Senior Living, Inc. (the "CHP Merger"), with such subsidiary surviving the Merger, as a result of which Sonida Senior Living, Inc. now indirectly owns all of the assets of CHP.

Unless otherwise specifically noted or the context otherwise requires, the information in this Annual Report on Form 10-K does not reflect the closing of the CHP Merger, which occurred subsequent to December 31, 2025, the fiscal year covered by this Annual Report on Form 10-K. Accordingly, unless otherwise specifically noted or the context otherwise requires, references in this Annual Report on Form 10-K to Sonida Senior Living, Inc. and its consolidated subsidiaries ("Sonida", "we," "our, us" or the "Company") refer only to Sonida Senior Living, Inc. and its consolidated subsidiaries prior to the CHP Merger and do not include the results or other information of CHP.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Annual Report on Form 10-K of Sonida Senior Living, Inc. constitutes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact included in this Annual Report on Form 10-K, including, without limitation, those relating to the Company's expectations and beliefs, the industry in which the Company operates, the CHP Merger and its expected financial and other benefits, the Company's future business prospects and strategies, financial results, working capital, liquidity, capital needs and expenditures, interest costs, insurance availability and contingent liabilities, are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "would," "intend," "could," "believe," "expect," "anticipate," "project," "plans," "estimate" or "continue" or the negatives thereof or other variations thereon or comparable terminology.

Forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, among others, the risks, uncertainties and factors set forth under "Item. 1A. Risk Factors" in this Annual Report on Form 10-K, and also include the following:

- the Company's ability to generate sufficient cash flows from operations, proceeds from equity issuances and debt financings, and proceeds from the sale of assets to satisfy its short and long-term debt obligations and to fund the Company's acquisitions and capital improvement projects to expand, redevelop, and/or reposition its senior living communities;

- increased competition for, or a shortage of, skilled workers, including due to general labor market conditions, along with wage pressures resulting from such increased competition, low unemployment levels, use of contract labor, minimum wage increases and/or changes in immigration and overtime laws;

- elevated market interest rates that increase the cost of certain of our debt obligations;

- the Company's ability to obtain additional capital on terms acceptable to it;

- the Company's ability to extend or refinance its existing debt as such debt matures, in particular the Company's ability to refinance its Bridge Loan Facility (as defined below) on the terms and within the timeline expected, or at all;

- the Company's compliance with its debt agreements, including certain financial covenants, and the risk of cross-default in the event such non-compliance occurs;

- the Company's ability to complete acquisitions and dispositions upon favorable terms or at all, including the possibility that the expected benefits and the Company's projections related to such acquisitions may not materialize as expected;

- litigation relating to the CHP Merger that has been or could be instituted against CHP, the Company and our respective directors;

- our ability to integrate our business with CHP successfully, and to achieve the anticipated benefits;

- the possibility that companies that the Company has acquired or may acquire (including CHP) could have undiscovered liabilities, or that companies or assets that the Company has acquired or may acquire (including CHP) could involve other unexpected costs or may strain the Company's management capabilities;

- potential adverse reactions or changes to business relationships resulting from the CHP Merger;

- the risk of oversupply and increased competition in the markets which the Company operates;

- the Company's ability to maintain internal controls over financial reporting;

- the cost and difficulty of complying with applicable licensure, legislative oversight, or regulatory changes;

- risks associated with current global economic conditions and general economic factors such as elevated labor costs due to shortages of medical and non-medical staff, competition in the labor market, increased costs of salaries, wages and benefits, and immigration laws, the consumer price index, commodity costs, fuel and other energy costs, supply chain disruptions, increased insurance costs, tariffs, elevated interest rates and tax rates;

- the impact from or the potential emergence and effects of a future epidemic, pandemic, outbreak of infectious disease or other health crisis;

- the Company's ability to maintain the security and functionality of its information systems, to prevent a cybersecurity attack or breach, and to comply with applicable privacy and consumer protection laws, including HIPAA;

- changes in accounting principles and interpretations; and

- the other risks described under the heading "Risk Factors" in this Annual Report on Form 10-K.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or outcomes that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this Annual Report on Form 10-K apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 10-K. Except as required by applicable law, we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

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PART I

ITEM 1. BUSINESS.

Overview

Sonida Senior Living, Inc., a Delaware corporation (together with its subsidiaries, "we," "us," "our," "Sonida," or the "Company"), is a leading owner, operator and investor in senior housing communities in the United States in terms of resident capacity. The Company and its predecessors have provided senior housing since 1990. As of December 31, 2025, the Company owned, managed, or invested in 96 senior housing communities in 20 states with an aggregate capacity of approximately 10,150 residents, including 84 owned senior housing communities (inclusive of four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity) and 12 communities that the Company managed on behalf of a third-party.

We primarily provide residential housing and services to people aged 75 years and older, including independent living, assisted living, and memory care services. Many of our communities offer a continuum of care to meet our residents' needs as they change over time by integrating independent living, assisted living, and memory care, which may be bridged by home care through independent home care agencies. Our integrated approach sustains residents' autonomy and independence based on their physical and cognitive abilities.

Recent Developments - Strategic Merger with CHP

On March 11, 2026, pursuant to the Agreement and Plan of Merger, dated November 4, 2025 (the "Merger Agreement"), by and among the Company, SSL Sparti LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company ("Holdco"), SSL Sparti Property Holdings Inc., a Maryland corporation and a wholly owned subsidiary of Holdco (f/k/a Sparti Merger Sub, Inc., "SNDA Merger Sub"), CNL Healthcare Properties, Inc., a public, non-traded real estate investment trust and Maryland corporation ("CHP"), and CHP Merger Corp., a Maryland corporation and a wholly owned subsidiary of CHP, the Company completed the previously announced acquisition of CHP through a series of steps ending with a forward merger of CHP with and into SNDA Merger Sub (the "CHP Merger"), with SNDA Merger Sub surviving the Merger. As a result of the CHP Merger, the Company, through SNDA Merger Sub, now owns all of the assets of CHP. See "Note 2–CHP Merger" in the Notes to Consolidated Financial Statements included herein for additional information.

CHP owns a national portfolio of 69 high-quality senior housing communities, consisting of 54 communities that are managed by various third-party property managers pursuant to management agreements and 15 communities that are leased to third-party tenants pursuant to triple-net operating leases. Of the 15 leased communities, 13 are leased to one tenant, under leases scheduled to expire in May 2030, subject to renewal options. Under the terms of the triple-net operating leases, each tenant is responsible for payment of property taxes, general liability insurance, utilities, repairs and maintenance, including structural and roof expenses. Each tenant is expected to pay real estate taxes directly to the taxing authorities.

Two of the CHP communities are skilled nursing facilities ("SNFs"), which are licensed healthcare facilities that provide rehabilitative and nursing care for people not requiring more extensive treatment at a hospital. SNFs receive significant funding from government programs and are subject to extensive regulation, including federal and state laws covering the type and quality of medical and/or nursing care provided, ancillary services (e.g., respiratory, occupational, physical and infusion therapies), qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment, reimbursement and rate setting and operating policies. In addition, SNFs are subject to extensive laws and regulations pertaining to healthcare fraud and abuse, as well as comparable state laws.

The CHP Merger more than doubles our owned units to approximately 14,700 and strengthens our presence in the South, Southeast and Midwest, while strategically expanding our national exposure to attractive markets in the Mountain West and Pacific Northwest. Following the CHP Merger, we will continue to provide services across the continuum of care, focused on up-market and mid-market, clustered around key regional markets with strong underlying growth fundamentals. With the CHP Merger complete, we are currently focused on the process of integrating our and CHP's business in a manner that facilitates synergies, cost savings, growth opportunities and achieves other anticipated benefits. We will seek to implement operational improvements and optimize our portfolio with a focus on assets operating with strong growth characteristics and long-term sustainable earnings, with the expectation of thoughtfully evaluating dispositions in low growth, non-strategic markets.

The remainder of this "Item 1. Business" section specifically excludes the impact of the CHP Merger unless otherwise noted, as it was not a part of our business prior to March 11, 2026. Further information regarding the CHP Merger and CHP is set forth in (i) the Company's Current Report on Form 8-K filed with the SEC on March 11, 2026 and (ii) the definitive joint proxy statement/prospectus that was filed with the SEC and declared effective on January 6, 2026.

Recent Developments – Conversion of Series A Preferred Stock and Warrant Extension

On March 11, 2026, in order to induce the immediate full conversion of the Series A Convertible Preferred Stock (the "Series A Preferred Stock"), the Company entered into an agreement with the affiliates of Conversant Capital LLC that held all of the outstanding shares of Series A Preferred Stock (the "Conversant Preferred Investors") and that hold all of the outstanding warrants to purchase common stock for $40.00 per share, which warrants were issued on November 3, 2021. Pursuant to the agreement, the conversion price of the Series A Preferred Stock was decreased from $40.00 per share of common stock to $32.00 per share of common stock, the expiration date of all of the outstanding warrants issued on November 3, 2021 was extended from November 3, 2026 to November 3, 2027, and the Company made a onetime payment to the Conversant Preferred Investors totaling $4.7 million in the aggregate. In addition, the Company paid the Conversant Preferred Investors $1.1 million, in the aggregate, for accrued but unpaid dividends through March 11, 2026. On March 11, 2026, all of the outstanding shares of Series A Preferred Stock were converted into 1,601,505 shares of common stock.

Strategy

Our mission is to bring quality senior living to life. We provide comfortable, safe, affordable communities where residents can form friendships, enjoy new experiences, and receive personalized care from team members who treat them like family, while also striving to (i) achieve and sustain a strong, competitive position within our geographically concentrated regions, and (ii) continue to enhance the performance of our operations. Our strategic priorities are designed to enhance our performance and position our portfolio for near- and long-term growth.

The following strategic priorities are intended to complement and enhance our core operational efforts while addressing the Company's financial position and increasing margin penetration against the backdrop of rapidly evolving demographic, economic and regulatory environments.

Team. Strong local leadership teams develop engaged, loyal and caring team members by focusing on:

- Employee engagement

- Community leadership team retention

- Labor management and cost control

- Employee training and development

Value. Our living environment and team members deliver value to our residents and strive to exceed their expectations by improving:

- Resident satisfaction

- Reputation score

- Services and programming

- Health and safety

Operational Excellence. We partner with communities and team members to streamline operations, enhance efficiency, and ensure teams have the resources they need to succeed by focusing on:

- Process Optimization: Refining workflows to improve efficiency

- Training & Support: Providing guidance and resources to empower teams

- Acquisition Integration: Ensuring smooth transitions for new communities

- Field Collaboration: Adapting processes based on ongoing feedback

- Strategic Initiatives: Implementing high impact programs and solutions

Our overall strategy is focused on driving organic growth through rate optimization and margin improvement of existing communities as well as growth through prudent capital deployment into acquisitions and investments. We continue to be positioned to provide competitive residential rates and flexible product offerings. Our portfolio is situated in markets where positive demographic trends exist with respect to population growth, income growth, and population density of the 75+ age group. The Company has experience in accessing capital markets, and has the ability to source, underwrite and acquire properties for its growth initiative.

We strive to create commercial distinction where our brand presence is synonymous with excellence. Our sales team is focused on customer engagement and performance-based media strategies. Our marketing activities focus on increasing the volume of leading indicators, including new resident inquiries and tours, so that potential residents and their families can effectively evaluate our portfolio of services.

We have improved our financial flexibility by modifying the terms on a significant portion of our debt and repurchasing some of our debt at discounts to par. Over the past several years we also made significant capital expenditures in our communities, including overall refreshes and technological improvements, to enhance our residents' experience and to drive future growth.

Industry Background

The senior living industry encompasses a broad and diverse range of living accommodations and supportive services that are provided primarily to persons 75 years of age or older.

For seniors who require limited services, independent living residences, supplemented at times by home health care, offers a viable option. Most independent living communities typically offer community living packaged with basic services consisting of meals, housekeeping, laundry, 24-hour community staffing, transportation, and social and recreational activities. Independent living residents typically are not reliant on assistance with activities of daily living ("ADLs"), although some residents may utilize outside vendors for certain ADL services.

As a senior's need for assistance increases, care in an assisted living residence is often preferable and more cost-effective than home-based care or nursing home care. Typically, assisted living represents a combination of housing and support services designed to aid residents with ADLs such as ambulation, bathing, dressing, eating, grooming, personal hygiene and monitoring or assistance with medications. Certain assisted living communities may also provide assistance to residents with low acuity medical needs. Others may offer higher levels of personal assistance for residents with chronic diseases and conditions or memory care services for residents with Alzheimer's disease or other cognitive frailties. Generally, assisted living residents require higher levels of care than residents of independent living residences but require lower levels of care than residents in skilled nursing facilities. For seniors who need the constant attention of a skilled nurse or medical practitioner, a skilled nursing facility may be required.

The senior living industry is highly fragmented and characterized by numerous small operators. Moreover, the scope of senior living services varies substantially from one operator to another. Many smaller senior living providers do not operate purpose-built residences, do not have extensive professional training for staff and provide only limited assistance with ADLs. We believe that, as one of the nation's leading owners, operators, and investors in senior housing communities, we have the scale and resources needed to provide the required comprehensive range of senior living services designed to permit our residents to "age in place" within our communities as residents develop further physical or cognitive frailties, whereas smaller providers do not.

We believe that a number of demographic, regulatory and other trends will contribute to the continued growth in the senior living market, including the following:

Consumer Preference

We believe that senior housing communities are the setting preferred by many prospective residents and their families for the care of the senior population. Senior living offers residents greater independence and allows them to "age in place" in a residential setting, which we believe results in a higher quality of life than that experienced in more institutional or clinical settings.

The likelihood of living alone increases with age. Most of this increase is due to an aging population in which women outlive men. Societal changes, such as high divorce rates and the growing numbers of persons choosing not to marry, have further increased the number of Americans living alone. This growth in the number of seniors living alone has resulted in an increased demand for services that historically have been provided by a spouse, other family members or live-in caregivers.

Demographics

Our portfolio is strategically positioned in (i) markets with attractive, high-income demographics and (ii) regions where the number of new senior living units needed will continue to grow as a result of the projected population growth in the 75 and older population.

Senior Affluence

The average net worth of senior citizens is typically higher than non-senior citizens, partially as a result of accumulated equity through home ownership. We believe that a substantial portion of the senior population has historically accumulated significant resources available for their retirement and long-term care needs. Our target population is comprised of high-income seniors who have, either directly or indirectly through familial support, the financial resources to afford and pay for senior housing communities, including an assisted living alternative to traditional long-term care.

Reduced Reliance on Family Care

Historically, the family has been the primary provider of care for seniors. We believe that a reduction in the availability of family caregivers, the reduction of average family size, and overall increased mobility in society is reducing the role of the family as the traditional and primary caregiver for aging parents. We believe that these factors will make it necessary for many seniors to look outside the family for assistance as they age.

Restricted Supply of Nursing Beds

Several states in the United States have adopted Certificate of Need or similar statutes generally requiring that, prior to the addition of new skilled nursing beds, the addition of new services, or the making of certain capital expenditures, a state agency must determine that a need exists for the new beds or the proposed activities. We believe that this process tends to restrict the supply and availability of licensed nursing facility beds. High construction costs, limitations on government reimbursement and start-up expenses also act to constrain growth in the supply of such facilities. At the same time, nursing facility operators are continuing to focus on improving occupancy and expanding services to sub-acute patients generally of an older age and requiring significantly higher levels of nursing care. As a result, we believe that there has been a decrease in the number of skilled nursing beds available to patients with lower acuity levels and that this trend should increase the demand for our senior housing communities, including our assisted living and memory care communities.

Cost-Containment Pressures

In response to rapidly rising health care costs, governmental and private pay sources have adopted cost containment measures that have reduced admissions and encouraged reduced lengths of stays in hospitals and other acute care settings. Private insurers have begun to limit reimbursement for medical services in general to predetermined charges, and managed care organizations (such as health maintenance organizations) are attempting to limit hospitalization costs by negotiating for discounted rates for hospital and acute care services and by monitoring and reducing hospital use. In response, hospitals are discharging patients earlier and referring aging patients, who may be too sick or frail to manage their lives without assistance, to nursing homes and assisted living residences where the cost of providing care is typically lower than hospital care. In addition, third-party payors are increasingly becoming involved in determining the appropriate health care settings for their insureds or clients, based primarily on cost and quality of care.

Senior Living Services

We provide senior living services primarily to residents aged 75 and older, including independent living, assisted living, and memory care services. By offering a variety of services and encouraging the active participation of each resident and such resident's family and medical professionals, we are able to customize our service plan to meet the specific needs and desires of each resident. As a result, we believe that we are able to maximize customer satisfaction and avoid the cost of delivering unnecessary services to residents.

Our operating philosophy is to provide quality senior housing communities and services to senior citizens and deliver a continuum of care for our residents as their needs change over time in coordination with third-party post-acute care providers. This continuum of care, which integrates independent living, assisted living, and memory care services, sustains our residents' autonomy and independence based on their physical and mental abilities. In many of our communities, as residents age, they are able to obtain the additional services they need within the same community, avoiding the disruptive and often traumatic move to a different facility.

Our lease agreements with our residents are generally for a term of one year and, under certain circumstances, are typically terminable by us or the resident upon providing 30 days' notice, unless state law stipulates otherwise.

Independent Living Services

We provide independent living services to seniors who typically do not yet need assistance or support with ADLs, but who prefer the physical and psychological comfort of a residential community that offers health care and other services. Independent living services provided by us include daily meals, transportation, social and recreational activities, laundry, housekeeping and 24-hour community staffing. We also foster the wellness of our residents by offering access to third-party provider health screenings (such as blood pressure checks), periodic special services (such as influenza and other inoculations), dietary and similar programs, and ongoing exercise and fitness classes. Classes are given by health care professionals to keep residents informed about health and disease management. Subject to applicable governmental regulations, personal care and medical services are available to independent living residents through either the community staff or through independent home care agencies.

Assisted Living Services

We offer a wide range of assisted living care and services, including personal care services, 24-hour staffing, support services, and other supplemental services, including memory care services at some communities (as described below). The residents at our assisted living residences generally need help with some or all ADLs, but do not require the more acute medical care traditionally provided in nursing homes. Upon admission to our assisted living communities, and in consultation with the resident, the resident's family and medical consultants, each resident is assessed to determine his or her health status, including functional abilities and need for personal care services. The resident also completes a lifestyle assessment to determine the resident's preferences. From these assessments, a care plan is developed for each resident so that all staff members who render care can meet the specific needs and preferences of each resident, where possible. Each resident's individual care plan is reviewed periodically to determine whether a change in the level of care is needed.

We have adopted a philosophy of assisted living care that allows a resident to maintain a dignified independent lifestyle. Residents and their families are encouraged to be partners in the residents' care and to take as much responsibility for their well-being as possible. The basic types of assisted living services offered by us include:

Personal Care Services. These services include assistance with ADLs such as ambulation, bathing, dressing, eating, grooming, personal hygiene, and monitoring or assistance with medications.

Support Services. These services include meals, assistance with social and recreational activities, laundry services, general housekeeping, maintenance services and transportation services.

Supplemental Services. These services include extra transportation services, personal maintenance, extra laundry services and special care services, such as services for residents with certain forms of dementia. Certain of these services require extra charges.

Memory Care Services

We maintain programs and special living accommodations at some of our communities for residents with certain forms of dementia, which provide the attention, care and services needed to help these residents maintain a higher quality of life. Specialized services include assistance with ADLs, behavior management, and life skills-based activities programs, the goal of which is to provide a normalized environment that supports the resident's remaining functional abilities. Special living accommodations for residents with certain forms of dementia are located in a separate area of the community with its own dining facilities, resident lounge areas, and specially trained staff. The special care areas are designed to allow residents the freedom to ambulate as they wish, while keeping them within a secure area with a minimum amount of disruption from other residents. Resident fees for these programs and special living accommodations are dependent on the level of services provided.

We have a memory care program, Magnolia Trails, which was developed to meet the growing need for individualized programming for residents receiving memory care services. The program is designed to engage the five senses to create calming yet stimulating spaces and tailored care plans that seek to address our residents' changing and evolving needs. Each resident's preferences and current cognitive state influences his or her experience, including the physical layout and design of the space, dining options, programs, and activities. Aspects of the program include playing light background music that aligns with the generation living in the community, caregivers wearing business casual shirts and khakis rather than uniforms or scrubs, and our team members sharing items with residents in order to spark positive memories of family members or past experiences. The same responsive, sensory-focused approach is taken with dining. A dynamic menu of options is served throughout the day in a flexible but consistent manner. Our staff members provide warm, scented washcloths before each meal and incorporate inviting, calming aromas, and soft music to enhance the ambiance.

Because Magnolia Trails is focused on the best way to engage each individual resident, employees learn about and incorporate each resident's personal history and interests into his or her ongoing daily interactions. Comforting, hands-on activities are available, such as flower arranging, puzzles, and matching games. Interactive experience stations, such as pet care, gardening, and tool benches are also available. Another hallmark of the program is an emphasis on family connections, including ongoing educational opportunities specifically designed to help family members understand dementia and aspects of the disease and its progression. All communities with the Magnolia Trails program use a resident engagement mobile application where family members can receive real-time photos, videos and updates about their loved ones electronically.

Respite Care and Temporary Care Programs

Our respite care and temporary care program provides a transitional apartment for seniors who are not entirely ready to return home after a hospital or rehabilitation stay. In addition to a fully furnished apartment, seniors enrolled in this program also have full access to our community's amenities and services, including 24-hour staffing, delicious and nutritious dining, and scheduled transportation. Our flexible agreement includes a minimum two-week stay that also allows the community's guests to remain for any extended period of time if they so choose.

Therapy Programs

We partner with leading wellness and therapy providers to offer residents on-site access to specialized and tailored programs with the best care for their health. These therapy programs encompass preventive and restorative services that are provided conveniently through on-site visits and programs.

Home Care Services

Home care services are available through third-party providers to residents living at the majority of our senior housing communities. We believe that the provision of private pay, home care services is an attractive adjunct to our independent living services because it enables us to make available more services to our residents as they age in place and increases the length of stay in our communities. In addition, we may make certain customized physician, dentistry, podiatry and other health-related rehabilitation and therapy services available to our residents through third-party providers.

Operating Communities

The table below sets forth certain information with respect to the senior housing communities we operated as of December 31, 2025.

| Community | Location | Units | Resident Capacity | | | | Ownership | Commencement of Operations[1] |
			IL	AL	MC	Total		
Owned:								
Addison of Alpharetta	Alpharetta, GA	88	—	65	24	89	100%	06/25
Addison of Bluffton	Bluffton, SC	73	—	45	40	85	100%	10/24
Addison of Florence	Florence, SC	72	—	52	23	75	100%	10/24
Addison of Gwinnett Park	Lawrenceville, GA	94	—	48	58	106	100%	11/24
Addison of Narcoossee	St. Cloud, FL	72	—	52	23	75	100%	10/24
Addison of Oakleaf	Jacksonville, FL	73	—	45	41	86	100%	10/24
Addison of Oviedo	Oviedo, FL	72	—	54	23	77	100%	10/24
Addison of Port Orange	Port Orange, FL	59	—	45	24	69	100%	10/24
Addison of Sandy Springs	Peachtree Corners, GA	84	—	63	26	89	100%	11/24
Addison of St. Johns	St. Augustine, FL	61	—	41	32	73	100%	10/24
Addison of West Ashley	Charleston, SC	73	—	45	41	86	100%	10/24
Aspen Grove	Lambertville, MI	79	—	44	41	85	100%	03/14
Autumn Glen	Greencastle, IN	50	—	58	—	58	100%	06/13
Brookview Meadows	Green Bay, WI	79	45	37	—	82	100%	01/15
Chateau of Batesville	Batesville, IN	41	—	43	—	43	100%	10/12
Cottonwood Village	Cottonwood, AZ	160	74	69	21	164	100%	03/91
Country Charm	Greenwood, IN	89	—	166	—	166	100%	10/12
Courtyards at Lake Granbury	Granbury, TX	82	—	73	18	91	100%	03/12
Georgetowne Place	Fort Wayne, IN	172	15	144	14	173	100%	10/05
Good Tree Retirement and Memories . .	Stephenville, TX	59	40	31	8	79	100%	03/12
Greenbriar Village	Indianapolis, IN	105	—	82	43	125	100%	08/15
Harrison at Eagle Valley	Indianapolis, IN	119	—	105	14	119	100%	03/91
Heritage at the Plains	Oneonta, NY	108	94	28	16	138	100%	05/15
Jasper of Mansfield	Mansfield, TX	98	—	73	36	109	100%	09/25
Keystone Woods Assisted Living	Anderson, IN	58	—	61	—	61	100%	07/11
Laurel Hurst Laurel Woods	Columbus, NC	80	70	48	32	150	100%	10/11
Magnolia Trails at East Lakes	Tarpon Springs, FL	64	—	—	65	65	100%	05/25
Marquis Place of Elkhorn	Elkhorn, NE	63	—	43	23	66	100%	03/13
North Pointe	Anderson, SC	41	—	58	24	82	100%	10/11
Oaks at Brownsburg	Brownsburg, IN	97	98	—	—	98	100%	02/22
Oaks at Plainfield	Plainfield, IN	60	61	—	—	61	100%	02/22
Riverbend	Jeffersonville, IN	97	—	65	47	112	100%	03/12
Remington at Valley Ranch	Irving, TX	128	128	—	—	128	100%	04/12

Community	Location	Units	Resident Capacity IL	AL	MC	Total	Ownership	Commencement of Operations[1]
Residence of Chardon	Chardon, OH	42	—	42	—	42	100%	10/12
Rose Arbor	Maple Grove, MN	138	3	98	42	143	100%	06/06
Rosemont	Humble, TX	96	—	79	48	127	100%	09/16
Summit Corners	Macedonia, OH	100	—	140	60	200	100%	05/24
Summit Place	Anderson, SC	76	17	72	48	137	100%	10/11
Summit Point Living	Macedonia, OH	151	79	72	—	151	100%	08/11
Vintage Gardens	St. Joseph, MO	103	22	64	17	103	100%	05/13
Waterford at Baytown	Baytown, TX	127	40	57	40	137	100%	03/15
Waterford at Carpenter's Creek	Pensacola, FL	94	—	94	—	94	100%	02/16
Waterford at Colby	Colby, TX	44	—	40	17	57	100%	01/16
Waterford at College Station	College Station, TX	53	—	39	17	56	100%	03/12
Waterford at Corpus Christi	Corpus Christi, TX	52	—	52	—	52	100%	10/12
Waterford at Creekside	Pensacola, FL	84	—	14	83	97	100%	02/16
Waterford at Fairfield	Fairfield, OH	120	144	—	—	144	100%	11/00
Waterford at Fitchburg	Fitchburg, WI	82	33	52	—	85	100%	10/13
Waterford at Fort Worth	Fort Worth, TX	154	154	—	—	154	100%	06/00
Waterford at Hartford	Hartford, WI	39	2	30	21	53	100%	05/15
Waterford at Highland Colony	Jackson, MS	120	120	—	—	120	100%	11/00
Waterford at Ironbridge	Springfield, MO	120	120	—	—	120	100%	06/01
Waterford at Levis Commons	Toledo, OH	153	—	161	21	182	100%	04/09
Waterford at Mansfield	Mansfield, OH	120	—	117	26	143	100%	10/00
Waterford at Mesquite	Mesquite, TX	154	154	—	—	154	100%	09/99
Waterford at Park Falls	Park Falls, WI	36	—	25	12	37	100%	01/16
Waterford at Plano	Plano, TX	137	92	45	—	137	100%	12/00
Waterford at Plymouth	Plymouth, WI	69	20	29	20	69	100%	08/14
Waterford at Thousand Oaks	San Antonio, TX	121	138	—	—	138	100%	05/00
Waterford at Virginia Beach	Virginia Beach, VA	110	—	85	35	120	100%	10/15
Waterford at West Bend	West Bend, WI	40	—	20	20	40	100%	05/15
Waterford at Wisconsin Rapids	Wisconsin Rapids, WI	58	—	40	18	58	100%	01/16
Waterford on Cooper	Arlington, TX	98	—	81	28	109	100%	03/12
Waterford on Huebner	San Antonio, TX	120	120	—	—	120	100%	04/99
Wellington at Arapaho	Richardson, TX	142	100	45	—	145	100%	05/02
Wellington at Conroe	Conroe, TX	44	36	20	—	56	100%	03/12
Wellington at Dayton	Dayton, OH	156	101	37	18	156	100%	08/08
Wellington at North Bend Crossing-Hilltop	Cincinnati, OH	122	54	71	15	140	100%	11/16
Wellington at North Bend Crossing-Vista	Cincinnati, OH	82	—	81	32	113	100%	12/24
Wellington at North Richland Hills	North Richland Hills,TX	120	120	—	—	120	100%	01/02
Wellington at Southport	Indianapolis, IN	64	—	51	14	65	100%	10/12
Wellington at Springfield	Springfield, MA	189	97	134	30	261	100%	09/16
Whispering Pines Village [(2)]	Columbiana, OH	69	24	57	—	81	100%	07/15
Woodlands of Columbus	Columbus, OH	111	—	79	35	114	100%	10/12
Woodlands of Hamilton	Hamilton, OH	77	—	57	28	85	100%	10/12
Wynnfield Crossing	Rochester, IN	51	—	51	—	51	100%	07/11
Ashton at Mayfield Heights	Mayfield Heights, OH	192	77	83	32	192	33%	05/24

Community	Location	Units	IL	AL	MC	Total	Ownership	Commencement of Operations[1]
			Resident Capacity					
Ashton at Anderson	Cincinnati, OH	94	—	60	34	94	33%	05/24
Ashton on Dorsey	Louisville, KY	95	—	53	43	96	33%	05/24
Ashton on the Plaza	Kansas City, MO	89	—	64	28	92	33%	05/24
Waterford at Shavano Park	San Antonio, TX	79	—	62	17	79	51%	07/24
Waterford at Westover Hills	San Antonio, TX	84	—	58	48	106	51%	07/24
Waterford at Round Rock	Round Rock, TX	100	—	70	34	104	51%	07/24
Waterford at Decatur	Decatur, GA	62	—	—	70	70	51%	07/24
Total owned (84 Communities)		7,783	2,492	4,464	1,808	8,764		
Managed:								
Amberleigh	Buffalo, NY	267	201	49	17	267	N/A	01/92
Crown Pointe	Omaha, NE	138	41	78	22	141	N/A	08/00
Independence Village of East Lansing	East Lansing, MI	146	146	—	—	146	N/A	08/00
Lodge at White Bear	White Bear Lake, MN	117	120	—	—	120	N/A	06/24
Middleton Crossing	Middleton, WI	117	117	—	—	117	N/A	08/24
Oakwood Hills	Eau Claire, WI	116	119	—	—	119	N/A	06/24
Southern Meadows Senior Living	Mountain Home, AR	57	—	57	—	57	N/A	12/21
Villa Santa Barbara	Santa Barbara, CA	125	—	125	—	125	N/A	08/00
West Shores	Hot Springs, AR	135	56	80	—	136	N/A	08/00
Whitley Place	Keller, TX	47	—	27	20	47	N/A	02/08
Willow Grove Maumelle	Maumelle, AR	54	—	37	17	54	N/A	12/21
Willow Grove Sherwood	Sherwood, AR	57	—	57	—	57	N/A	12/21
Total managed (12 Communities)		1,376	800	510	76	1,386		
Total		9,159	3,292	4,974	1,884	10,150		

(1) Indicates the date on which we acquired the community (with respect to owned communities) or commenced operating the community (with respect to managed communities).

(2) This excludes 12 managed units that are owned by a third party.

Operations Overview

We believe that the fragmented nature of the senior living industry, the lack of new supply entering the market, and the limited capital resources available to many small, private operators provides us with an attractive opportunity for competitive differentiation. We believe that our current operations with geographic concentrations throughout the United States and centralized support infrastructure serve as the foundation upon which we can build senior living networks in targeted geographic markets and thereby provide a broad range of high-quality care in a cost-efficient manner. Our operating strategy includes the following core principles:

Provide a Broad Range of Quality Personalized Care

Central to our operating strategy is our focus on providing quality care and services that are personalized and tailored to meet the individual needs of each community resident. Our residences and services are designed to provide a broad range of care that permits residents to thrive and "age in place" as their needs change and as they develop further physical or cognitive frailties. By creating an environment that maximizes resident autonomy and provides individualized service programs, we seek to attract seniors at an earlier stage before they need the higher level of care provided in a skilled nursing facility.

Portfolio Optimization

We continue to focus on the occupancy, rents, and operating margins of our communities. We continually seek to improve occupancy rates and increase average rents by: (i) retaining residents as they "age in place" by extending optional care and service programs, and converting existing units to higher levels of care; (ii) attracting new residents through the use of technology, including enhanced digital marketing through social media and other electronic means, and on-site marketing programs focused on residents and family members; (iii) seeking referrals from senior care referral services and professional community outreach sources, including local religious organizations, senior social service programs, civic and business networks as well as the medical community; (iv) disposing of properties or exiting management agreements of properties that do not meet our long-term goals; and (v) continually refurbishing and renovating our communities.

Offer Services Across a Range of Pricing Options

Our range of products and services is continually expanding to meet the evolving needs of our residents. We have developed a menu of products and service programs that may be further customized to serve the middle and upper middle-income market of a particular targeted geographic area. By offering a range of pricing options that are customized for each target market, we believe that it can develop synergies, economies of scale and operating efficiencies in our efforts to serve a larger percentage of the senior population within a particular geographic market.

Management Services

As of December 31, 2025, we managed 12 communities on behalf of a third party and also managed certain joint venture investments. Under our existing management arrangements, we receive management fees that are determined by an agreed-upon percentage of gross revenues, incentive management fees (as provided for in the management arrangement), and reimbursement of certain expenses we incur on behalf of the third-party or joint venture.

Improve Operating Efficiencies

We seek to improve operating efficiencies at our communities by actively monitoring and managing operating costs and by moving to a more centralized operating platform. By having an established portfolio of communities in geographically concentrated regions throughout the United States with regional management teams in place, we believe we have established a platform to achieve operating efficiencies through economies of scale in the purchase of bulk items, such as food and supplies, and in the spreading of fixed costs, such as corporate overhead, over a larger revenue base, and to provide more effective management supervision and financial controls.

Centralized Management

We aim to centralize our corporate and other administrative functions so that the community-based management and staff can focus their efforts on resident care. We maintain centralized accounting, finance, legal, human resources, information technology, operational and capital procurement, training and other operational functions at our support center located in Dallas, Texas (the "Dallas Support Center"). Our Dallas Support Center is generally responsible for: (i) establishing Company-wide policies and procedures relating to, among other things, resident care and operations; (ii) performing accounting and legal related functions; (iii) developing employee training programs and materials; (iv) coordinating human resources; (v) coordinating marketing functions; (vi) providing strategic direction; and (vii) providing capital allocation and financing.

We seek to control operational expenses for each of our communities through proprietary expense management systems, standardized management reporting, centralized controls of capital expenditures, asset replacement tracking, and purchasing larger orders of more frequently used supplies and food inventories through group purchasing programs. Community expenditures are monitored by territory directors and divisional presidents who are accountable for the resident satisfaction and financial performance of the communities in their territory.

Territory Management

We provide oversight and support to each of our senior housing communities through experienced regional directors and divisional presidents. A regional director will generally cover a geographic area consisting of 4 to 11 communities, while a divisional president generally oversees approximately 48 communities.

The executive director at each community reports to a regional director, who in turn reports to a divisional president who reports to our Chief Executive Officer. Regional directors and divisional presidents make regular site visits to each of their assigned communities. Site visits involve a physical plant inspection, quality assurance review, focused resident rate review, staff training, financial and systems audits, regulatory compliance, and team building activities.

Community-Based Management and Retention

We devote special attention to the hiring, screening, training, supervising, and retention of our employees and caregivers to ensure that quality standards are achieved. In addition to normal on-site training, we conduct national management meetings and encourage sharing of expertise among managers. We have also implemented a comprehensive online training program that addresses the specific challenges of working within the senior living environment. Our commitment to the total quality management concept is emphasized throughout our training programs. This commitment to the total quality management concept emphasizes the identification of the "best practices" in the senior living market and communication of those "best practices" to our executive directors and their staff. The identification of best practices is realized by a number of means, including: (i) emphasis on territory and executive directors keeping up with professional trade publications; (ii) interaction with other professionals and consultants in the senior living industry through seminars, conferences, and consultations; (iii) visits to other communities; (iv) leadership and participation at national and local trade organization events; and (v) information derived from marketing studies and resident satisfaction surveys. This information is continually processed by territory directors and the executive directors and subsequently communicated to our employees as part of their training.

An executive director manages the day-to-day operations at each senior housing community, which includes maintaining oversight of the quality of care, delivery of resident services, sales and marketing, and monitoring of the community's financial performance. Depending on the size of the community, the executive director is typically supported by a community-based leadership team consisting of a sales director, wellness director, and business director. However, the executive director is ultimately responsible for all personnel, including food service, maintenance, activities, security, housekeeping and, where applicable, assisted living nursing or care services. In most cases, each community also has department managers who direct the environmental services, nursing or care services, business management functions, dining services, activities, transportation, housekeeping, and marketing functions.

The assisted living component of our senior housing communities is managed by licensed professionals, such as a nurse and/or a licensed administrator. These licensed professionals have many of the same operational responsibilities as our executive directors, but their primary responsibility is to oversee resident care. Many of our senior housing communities are part of a campus setting, which may include independent living, assisted living and/or memory care. This campus arrangement allows for cross-utilization of certain support personnel and services, including administrative functions that result in greater operational efficiencies and lower costs than freestanding facilities.

We actively recruit qualified personnel to maintain adequate staffing levels at our communities. We have adopted comprehensive recruiting and screening programs for management positions that utilize corporate office team interviews and thorough background and reference checks. We offer system-wide training and orientation for all of our employees at the community level through a combination of Company-sponsored seminars and conferences.

Quality Assurance

Quality assurance programs are coordinated and implemented by our corporate and regional staff. Our quality assurance is targeted to achieve maximum resident and resident's family member satisfaction with the care and services that we deliver. Our primary focus in quality control monitoring is to create and maintain a safe and supportive environment for our residents and families, which includes routine in-service training and performance evaluations of caregivers and other support employees. We have established a Corporate Quality Assurance Committee, which consists of the President and Chief Executive Officer, Division Presidents, Vice President of Operations, Chief Clinical Officer, Vice President of Clinical Operations, Clinical Trainer, Chief Legal Officer, Associate Counsel, and Senior Director of Operational Excellence. The purpose of the committee is to monitor and evaluate the processes by which care is delivered to our residents and the appropriateness and quality of care provided within each of our communities. Additional quality assurance measures include:

Resident and Residents' Family Input. On a routine basis, residents and their family members provide us with valuable input regarding the day-to-day delivery of services. On-site management at each community has fostered and encouraged active resident councils and resident committees who meet independently. These resident bodies meet with on-site management on a monthly basis to offer input and suggestions as to the quality and delivery of services.

We conduct a resident and family satisfaction survey in each of our communities. Working with an outside firm specializing in satisfaction surveys, the survey is designed to focus on high priority areas of senior living, such as resident care, activities, physical fitness, and dining. The survey also includes comparisons to competitors' results and industry averages. In addition to numeric ratings and industry comparisons, there are also several opportunities for general feedback to ensure residents and families could provide input on any topic.

Regular Community Inspections. Each community is inspected in person, on at least a quarterly basis, by a member of the regional and/or operational leadership team, which is also supplemented by virtual site visits. Included as part of this inspection is the monitoring of the overall appearance and maintenance of the community interiors and grounds. The inspection also includes monitoring staff professionalism and departmental reviews of maintenance, housekeeping, activities, transportation, marketing, administration, dining, and health care services, if applicable. The inspections also include observing residents in their daily activities and the community's compliance with governmental regulations.

Independent Service Evaluations. Periodically, we engage the services of outside professional independent consulting firms to evaluate various components of our communities' operations. These services include mystery shops, competing community analysis and product positioning. These services provide management with valuable and unbiased product and service information. A plan of action regarding any areas requiring improvement or change is implemented based on the information received. At communities where health care is delivered, these consulting service reviews include the on-site handling of medications, recordkeeping and general compliance with all applicable governmental regulations.

Quality Assurance and Regional Support Team. The Company deploys a support team including senior level community-based resources to provide onboarding, training, and communication of best practices across each of our territories. Each territory designates senior Executive Directors, Wellness Directors, Sales leadership, and Senior Culinary Directors to visit communities across their territory on an ongoing basis. These individuals partner with our Regional Clinical Managers, Regional Operations, and Sales leadership to provide ongoing training and development, complete quality assurance reviews on-site, and review the implementation of clinical or resident service programming. In addition, our Director of Program Development and Operations Program Manager work directly with regional leadership on the design and implementation of training programs for our key leadership positions and training materials for ongoing rollout of resident services programming in wellness, memory care, culinary, etc.

Sales and Marketing

Most communities are staffed with on-site Sales Directors, depending on size and occupancy status. The primary focus of the Sales Director is to perpetuate occupancy and revenue growth by creating awareness about the community and its services among prospective residents and their family members, professional referral sources, and other key decision makers. These efforts are outlined in a strategic plan that includes monthly, quarterly, and annual goals for leasing, new lead generation, prospect follow up, community outreach, resident and family referrals, and promotional events including a market-specific media program. The Sales Director performs a competing community assessment on a quarterly basis.

Each Sales Director's effectiveness and productivity are monitored on a weekly basis. Their compensation is comprised of a variable component tied into both occupancy and rate benchmarks. A centralized team of sales and marketing resources support communities by developing marketing strategies and campaigns to address the continuously changing resident profile, build brand awareness, and increase digital traffic and leads. The marketing strategies focus on driving traffic to our website, national referral partners, and use of social media platforms. To support this, the corporate marketing team develops content, marketing collateral, and messaging, manages digital ad buys, and provides ongoing sales and marketing training, support, and best practices.

Governmental Regulation

Changes in existing laws and regulations, adoption of new laws and regulations, and new interpretations of existing laws and regulations could have a material effect on our operations. Failure by us to comply with any applicable statutory or regulatory requirement could have a material adverse effect on our business, financial condition, cash flows, and results of operations. Accordingly, we regularly monitor legal and regulatory developments on local, state, and national levels.

The health care industry is subject to extensive regulation and frequent regulatory changes. At this time, no federal laws or regulations specifically regulate assisted or independent living residences. Our assisted living communities are subject to regulation, licensing and permitting requirements by state and local health care and social service agencies and other governmental regulatory authorities. While such requirements vary from state to state, they typically relate to staffing, training, physical design, patient privacy, required services and the quality thereof, and resident characteristics. In addition, health care providers are experiencing heightened scrutiny under anti-trust laws in the United States as the integration and consolidation of health care delivery increases and affects competition. Moreover, robust state and federal enforcement of fraud and abuse laws continues. Some of our communities receive a portion of their funds from Medicaid. Such communities are also subject to state and federal Medicaid standards in which noncompliance could result in the imposition of, among other things, penalties, sanctions, suspension, and exclusion from participation in the Medicaid program. Our communities are also subject to various zoning restrictions, local building codes and other ordinances, such as fire safety codes. Failure by us to comply with any applicable statutory or regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. Regulation of the assisted living industry is also continually evolving, and we are unable to predict the scope, content or stringency of new regulations and their ultimate effect on our business. There can be no assurance that our operations will not be materially and adversely affected by regulatory developments in the future.

While we believe that our communities are in substantial compliance with applicable regulatory requirements, unannounced surveys or inspections may occur annually or following a regulator's receipt of a complaint about a community, any of which could result in a citation of deficiency. In the ordinary course of business, one or more of our communities could be cited for deficiencies resulting from such inspections or surveys from time to time. Although most inspection deficiencies are typically resolved through an agreed-upon plan of corrective action relating to the community's operations, the reviewing agency typically has the authority to take further action against a licensed or certified community, which could result in the imposition of fines, repayment of amounts previously paid, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Loss, suspension, or modification of a license may also cause us to default under our existing loan agreements and/or trigger cross-defaults. Sanctions may be taken against providers or facilities without regard to the particular provider's or facility's history of compliance. We may also expend considerable resources to respond to federal and state investigations or other enforcement actions under applicable laws or regulations. To date, none of the deficiency reports received by us has resulted in a suspension, fine, or other disposition that has had a material adverse effect on our revenues. However, any future substantial failure to comply with any applicable legal and regulatory requirements could result in a material adverse effect on our business, financial condition, and results of operations as a whole. In addition, states' Attorney Generals vigorously enforce consumer protection laws as those laws relate to the senior living industry. State Medicaid Fraud and Abuse Units may also investigate assisted living communities even if the community or any of our residents do not receive federal or state funds.

Under the Americans with Disabilities Act of 1990, as amended, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist that also may require modifications to existing and planned communities to permit access to the communities by disabled persons. While we believe that our communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by us. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons and the costs of compliance could be substantial.

The Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), in conjunction with the federal regulations promulgated thereunder by the U.S. Department of Health and Human Services, has established, among other requirements, standards governing the privacy and security of certain protected and individually identifiable health information that is created, received or maintained by a range of covered entities. HIPAA has also established standards governing uniform health care transactions, the codes and identifiers to be used by the covered entities and standards governing the security of certain electronic transactions conducted by covered entities. Penalties for violations can range from civil money penalties for errors and negligent acts to criminal fines and imprisonment for knowing and intentional misconduct. In addition, we may from time to time be subject to a corrective action plan, and the cost associated with complying with any such corrective action plan could be significant.

In addition, we are subject to various federal, state and local environmental laws and regulations, which could require an owner or operator of real estate to investigate and clean up hazardous or toxic substances present at or migrating from properties they own or operate. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was actually responsible for, the presence of hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations. Liabilities could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or the failure to remediate such contamination properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of our properties, we could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. We have completed Phase I environmental audits of substantially all of the communities in which we own interests, typically at the time of acquisition or refinancing, and such audits have not revealed as of the date of this Annual Report on Form 10-K any material environmental liabilities that exist with respect to these communities.

Under various U.S. federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at or migrating from such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs. We are not aware, as of the date of this Annual Report on Form 10-K, of any environmental liability with respect to any of our owned or managed communities that we believe would have a material adverse effect on our business, financial condition, or results of operations. We believe that our communities are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. We have not been notified by any governmental authority, and are not otherwise aware of any material non-compliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of the communities we currently operate.

We are subject to U.S. federal and state laws, regulations, and executive orders relating to healthcare providers' response to pandemics, which vary based on provider type and jurisdiction, but generally include mandatory requirements for testing of residents and staff, implementation of infection control standards and procedures, restrictions on new admissions or readmissions of residents, required screening of all persons entering a community, restrictions and/or limitations on who may visit residents and how residents may be visited and mandatory notification requirements to residents, families, staff and regulatory bodies related to positive coronavirus cases. Enhanced or additional penalties may apply for violation of such requirements.

We believe that the structure and composition of government and, specifically, health care regulations will continue to change and, as a result, we regularly monitor material developments and changes in the law that impact our business. We expect to modify our agreements and operations from time to time as the business and regulatory environments change. While we believe we will be able to structure all our agreements and operations in accordance with applicable law, there can be no assurances that our arrangements will not be successfully challenged. These requirements include additional penalties that may apply for violation of such requirements.

Competition

The senior living industry is highly competitive. Due to the relatively low barriers of entry into the senior living space, we expect that all segments of the industry will become increasingly competitive in the future. Although there are a number of substantial companies fairly active in the senior living industry and in the markets in which we operate, the industry continues to be very fragmented and characterized by numerous small operators. We primarily compete with national operators and other regional and local independent operators. We believe that the primary competitive factors in the senior living industry are: (i) quality of on-site staff; (ii) location; (iii) reputation of, and commitment to, a high quality of service; (iv) support service offerings (such as food services); (v) fair pricing for services provided; and (vi) physical appearance and amenities associated with the communities. We compete with other companies providing independent living, assisted living, skilled nursing, home health care and other similar service and care alternatives, some of which may have greater financial resources than us. Because prospective residents tend to choose senior housing communities in close proximity to their homes, our principal competitors are other senior living and long-term care communities in the same geographic areas as our communities. We also compete with other health care businesses with respect to attracting and retaining nurses, technicians, aides and other high quality professional and non-professional employees and managers that are critical to our business.

Human Capital Resources

We know that our people are at the center of everything we do. They work individually and collectively each day to provide safety, wellness, care and service to our residents. As of December 31, 2025, we employed 5,140 persons, of which 3,423 were full-time employees and 1,717 were part-time employees. Additionally, we had 16 unfilled community leadership positions as of December 31, 2025.

Our Culture

Our culture is the most important connection between all people at Sonida and is rooted in inclusion, respect, accountability, service and deep care for each other and for those we serve. To create this environment, we focus on attracting, engaging, developing, and retaining the best talent available in each of our markets by maintaining a compelling value proposition for each employee that includes a great work environment, excellent leadership, aligned pay and benefits, career development, and meaningful work. We have built a team with a deep sense of purpose for serving seniors and we believe that our engaged group enhances the resident experience each day.

Inclusion and Diversity

As we serve a diverse group of residents across several states and communities, we also strive to reflect similar diversity in our Company. We are proud to be an equal opportunity employer. Our diversity is exhibited by the composition of our workforce with 82% female and 55% with a diverse background as of December 31,2025. We will continue to strive each day to maintain our inclusive culture through our efforts in recruiting, education, development, and talent progression.

Talent Acquisition, Development and Retention

In our efforts to attract new members to our team, we believe that a local focus, supported by our central talent team, provides the best results. We continue to enhance our recruiting landscape to ensure we are connecting with the best and brightest individuals. For example, we utilize local social media pages to identify individuals for the specific communities and geographic regions we serve. We also utilize employee referral programs to bring great new people into our organization who already know our mission through current employees. With our robust focus on talent acquisition, we continued to see our average time to fill open community leadership roles improve in 2025.

We are proud of our development programs that sponsor our current employees in achieving new levels of education, licensure, and credentials. Through this approach, we support our employees' growth while they continue to work with us in new roles, enhancing our service and care and providing these employees with additional earning potential.

Total Rewards

We provide fair, competitive, and aligned compensation to all of our people that is reviewed at least annually for both merit and market-based adjustments. We also offer benefits that are designed to fit a wide variety of needs. For example, our health plans allow participants to enter the plan at an affordable premium and participants automatically receive unlimited free telehealth and local retail clinic visits, along with all other benefits of the plans. This benefit provides our people quick and easy access to care at no cost to them when they need to access it. We provide paid time off to both full-time and part-time employees to ensure they have paid time away from work. We also offer a 401(k) plan that all eligible employees can participate in as they plan for their futures. Our total rewards design includes many other benefits that can be included at the choice of each employee based on his or her needs, which is our overall strategy to providing engaging and flexible rewards for our people.

ITEM 1A. RISK FACTORS.

Our business involves various risks and uncertainties. When evaluating our business, the following information should be carefully considered in conjunction with the other information contained in our periodic filings with the SEC. Additional risks and uncertainties not known to us currently or that currently we deem to be immaterial also may impair our business operations. Immediately below is a summary of the principal factors that might cause our future operating results to differ materially from those currently expected. The risk factors summarized below are not the only risks facing us. Additional discussion of the risks summarized in the "Risk Factors Summary," as well as other risks that may affect our business and operating results, can be found below under the heading "Risk Factors," and should be carefully considered and evaluated before making an investment decision regarding our business. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer. Negative events are likely to decrease our revenue, increase our costs, negatively impact our financial results and/or decrease our financial strength and may cause our stock price to decline.

Risk Factors Summary

Risks Related to Our Liquidity and Indebtedness

- We have significant debt and our failure to generate cash flow sufficient to cover required interest and principal payments could result in defaults of the related debt.

- Our failure to comply with financial covenants and other restrictions contained in our debt instruments could result in the acceleration of the related debt or in the exercise of other remedies.

- We may require additional financing and/or refinancing actions in the future and may issue equity securities.

- Elevated market interest rates, or future interest rate increases, could significantly increase the costs of our variable rate debt obligations, which may affect our cost of capital and, as a result, liquidity and earnings.

Risks Related to Our Business, Operations and Strategy

- We may be unsuccessful in integrating recent or future acquisitions into our existing operations or in realizing all or the anticipated benefits of such acquisitions, including the CHP Merger, and the closing of such acquisitions, including the CHP Merger, may adversely affect our business, financial condition, operations, stock price and market value.

- CHP's third-party managers and tenants expose us to additional operational risks.

- The obligations and liabilities of CHP, some of which may be unanticipated or unknown, may be greater than we have anticipated, which may diminish the value of CHP to us.

- We have incurred and are expected to incur substantial expenses related to the integration of the Company and CHP.

- We may not have accurately estimated the benefits or synergies to be realized from businesses we acquired, including CHP.

- Our investments in joint ventures could be adversely affected by our lack of exclusive control over these investments, our partners' insolvency or failure to meet their obligations and disputes between us and our partners.

- We largely rely on private pay residents and circumstances that adversely affect the ability of the seniors to pay for our services could have a material adverse effect on us.

- Changes in the reimbursement rates, methods, or timing of payment from government reimbursement programs could adversely affect our revenues, results of operations, and cash flow.

- The senior living services industry is very competitive and some competitors may have substantially greater financial resources than us.

- Termination of resident agreements and resident attrition could adversely affect our revenues and earnings.

- We have incurred losses from operations in each of the last two fiscal years and may do so in the future.

- We rely on information technology in our operations, and failure to maintain the security and functionality of our information technology and computer systems, or to prevent a cybersecurity attack, breach or other unauthorized access, could adversely affect our business, reputation and relationships with our residents, employees and referral sources and may subject us to remediation costs, government inquiries and liabilities under HIPAA and data and consumer protection laws, any of which could materially and adversely impact our revenues, results of operations, cash flow, and liquidity.

Risks Related to Human Capital

- A significant increase in our labor costs or labor shortages could have a material adverse effect on us.

- We rely on the services of key executive officers and the transition of management or loss of these officers or their services could have a material adverse effect on us.

Risks Related to Regulatory, Compliance, and/or Legal Matters

- We are subject to governmental regulations and compliance, some of which are burdensome and some of which may change to our detriment in the future.

- Changes in federal, state and local employment-related laws and regulations, or our failure to comply with these laws and regulations, could have an adverse effect on our financial condition, results of operations, and cash flow.

Risks Related to Our Corporate Organization and Structure

- Anti-takeover provisions in our governing documents, governing law, and material agreements may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable or prevent the removal of our current board of directors and management.

- A substantial amount of the voting power of our issued and outstanding securities is held by a small group of stockholders.

Risks Related to Other Market Factors

- Various factors, including general economic conditions such as elevated labor costs, could adversely affect our financial performance and other aspects of our business.

- Future sales of equity securities by us or certain stockholders may adversely affect the market price of our common stock.

- Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.

- Our trading volume may not provide adequate liquidity for investors.

<u>Risk Factors</u>

Risks Related to Our Liquidity and Indebtedness

We have significant debt and our failure to generate cash flow sufficient to cover required interest and principal payments could result in defaults of the related debt.

As of December 31, 2025, we had mortgage and other indebtedness, excluding deferred loan costs, totaling approximately $693.1 million and we had an additional borrowing capacity of up to $40.0 million under our senior secured revolving credit facility. In addition, we incurred an additional $945.0 million of indebtedness to finance a portion of the CHP Merger, including $270.0 million under a bridge facility, increased borrowings under our senior secured revolving credit facility of an additional $150.0 million, and incurred $525.0 million in term loans upon the consummation of the CHP Merger. We cannot be assured that we will generate cash flow from operations or receive proceeds from refinancing activities, other financings, and/or the sales of assets sufficient to cover required interest and principal payments. Any payment or other default could cause the applicable lender to foreclose upon the communities securing the indebtedness with a consequent loss of income and asset value to us. Further, because of cross-default and cross-collateralization provisions, a payment or other default by us with respect to one community could affect a significant number of our other communities.

Our failure to comply with financial covenants and other restrictions contained in our debt instruments could result in the acceleration of the related debt or in the exercise of other remedies.

Our outstanding indebtedness is secured by our communities, and, in certain cases, a guaranty by us or by one or more of our subsidiaries. Therefore, an event of default under the outstanding indebtedness, subject to cure provisions in certain instances, would give the respective lenders, the right to declare all amounts outstanding to be immediately due and payable, or foreclose on collateral securing the outstanding indebtedness.

There are various financial covenants and other restrictions in certain of our debt instruments, including provisions which:

- require us to meet specified financial tests, which include, but are not limited to, tangible net worth and liquidity requirements;

- require us to make payments on time;

- require us to meet specified financial tests at the community level;

- require us to purchase interest rate derivative instruments;

- require us to meet specified reserve requirements;

- require us to maintain the physical condition of the community and meet certain minimum spending levels for capital and leasehold improvements; and

- require consent for changes in control of us.

If we fail to comply with any of these requirements, then the related indebtedness could become due and payable prior to their stated dates. We cannot assure that we could pay these debt obligations if they became due prior to their stated dates.

We may require additional financing and/or refinancing actions in the future and may issue equity securities.

On or before maturity, we will need to refinance our outstanding indebtedness, including the Bridge Facility, which matures on March 9, 2027. Any refinancing could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. Our failure to obtain additional financing or refinancing on terms acceptable to us would have a material adverse effect on our business, financial condition, cash flows, and results of operations. Our ability to meet our capital requirements, including the repayment of our debt obligations, will depend, in part, on our ability to obtain additional financing or refinancings on acceptable terms from available financing sources, including through the use of mortgage financing, joint venture arrangements, by accessing the debt and/or equity markets and possibly through operating leases or other types of financing, such as lines of credit. Turmoil in the financial markets can severely restrict the availability of funds for borrowing and may make it more difficult or costly for us to raise capital. Further, any decreases in the appraised values of our communities, including due to adverse changes in real estate market conditions, or their performance, may result in available mortgage refinancing amounts that are less than the communities maturing indebtedness. There can be no assurance that financing or refinancings will be available or that, if available, will be on terms acceptable to us. Moreover, raising additional funds through the issuance of additional equity securities could cause existing stockholders to experience further dilution and could adversely affect the market price of our common stock. See "Item 1A. Risk Factors—*Future sales of equity securities by us or certain stockholders may adversely affect the market price of our common stock*." Disruptions in the financial markets may have a significant adverse effect on the market value of our common stock and other adverse effects on us and our business. Our inability to obtain additional financing or refinancings on terms acceptable to us could delay or eliminate some or all of our growth plans, necessitate the sales of assets at unfavorable prices or both, and would have a material adverse effect on our business, financial condition, cash flows, and results of operations. Further, if we are unable to repay or otherwise refinance our indebtedness when due, the applicable lenders could proceed against the communities that serve as collateral to secure such indebtedness, the cross-default provisions in our debt instruments could be triggered and we could be forced into bankruptcy or liquidation.

Elevated market interest rates, or future interest rate increases, could significantly increase the costs of our variable rate debt obligations, which may affect our cost of capital and, as a result, our liquidity and earnings.

Our variable rate debt obligations and any future indebtedness, if applicable, exposes us to interest rate risk. Therefore, elevated prevailing interest rates, or future increases in interest rates, could further increase our future interest obligations, which could increase our cost of capital and, in turn, have a material adverse effect on our business, financial condition, cash flows, and results of operations, including our ability to finance operations, acquire and develop senior living communities, and refinance existing indebtedness.

As of December 31, 2025, we had approximately $306.4 million of long-term variable rate debt outstanding which is indexed to the Secured Overnight Financing Rate ("SOFR"), plus an applicable margin. Accordingly, our annual interest expense related to long-term variable rate debt is directly affected by movements in SOFR. We have interest rate caps for $194.2 million, which is the majority of the outstanding variable rate debt. The costs of obtaining additional interest rate cap derivatives may offset the benefits of our existing interest rate cap agreements. In addition, developing and implementing an interest rate risk strategy is complex, and no strategy can completely insulate us from risks associated with interest rate fluctuations and there can be no assurance that our hedging activities will be effective.

We may need additional capital to fund our operations, capital expenditure plans, and strategic priorities, and we may not be able to obtain it on terms acceptable to us, or at all.

Funding our capital expenditure plans, pursuing an acquisition, or funding investments to support our strategy may require additional capital. Financing may not be available to us or may be available to us only on terms that are unfavorable. In addition, certain of our outstanding indebtedness restrict, among other things, our (or our subsidiaries') ability to incur additional debt. If we are unable to raise additional funds or obtain them on terms acceptable to us, we may have to delay or abandon some or all of our plans or opportunities. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any newly issued equity securities may have rights, preferences, or privileges senior to those of our common stock.

Risks Related to Our Business, Operations and Strategy

We may be unsuccessful in integrating recent or future acquisitions into our existing operations or in realizing all or the anticipated benefits of such acquisitions, including the CHP Merger, and the closing of such acquisitions, including the CHP Merger, may adversely affect our business, financial condition, operations, stock price and market value.

From time to time, we evaluate and seek to acquire assets and business that we believe complement our existing senior living communities and business. In 2025, we acquired 3 new communities, and on March 11, 2026, we completed the previously announced acquisition of CNL Healthcare Properties, Inc., a public non-traded real estate investment trust which owns a national portfolio of 69 high-quality senior housing communities.

We might not be successful in consummating acquisitions. There are a number of factors that impact our ability to succeed in acquiring the senior living communities and businesses we identify, including competition for senior living communities and businesses, sometimes from larger or better-funded competitors. As a result, our success in completing acquisitions is not guaranteed.

The acquisition component of our growth strategy depends on the successful integration of acquisitions, including the communities acquired in 2025, the CHP Merger, and communities that will be acquired in the future. Integration of these acquisitions is subject to numerous risks and challenges, including (i) the potential for unexpected costs, delays and challenges that may arise in integrating acquired communities into our existing portfolio of communities and business; (ii) limitations on our ability to realize any expected cost savings and synergies from the acquisitions; and (iii) discovery of previously unknown liabilities following the acquisitions for which we cannot receive reimbursement under any applicable indemnification provisions.

We may not realize the anticipated benefits from the acquisitions that we do consummate, including the CHP Merger and the acquisitions consummated in 2025 and 2024, and we may face difficulties in managing the expanded operations of a larger and more complex company. Our expectation is that, to the extent we are successful, any acquisitions will be additive to our business, taking into account potential benefits of operational and cost synergies; however, we cannot guarantee that these benefits will be achieved within anticipated time frames or at all. For example, we may not be able to eliminate duplicative costs. We may also incur substantial time and expense in connection with the integration of new acquisitions. We may also encounter inconsistencies in standards, controls, and policies, as well as unforeseen liabilities, expenses or regulatory requirements. The integration process could involve higher costs than anticipated or take longer than expected. While it is anticipated that certain expenses will be incurred to achieve cost synergies, such expenses are difficult to estimate accurately and may exceed current estimates. Accordingly, the benefits from planned acquisitions may be offset by costs incurred to, or delays in, integrating the businesses. Additionally, integration challenges could also divert management's attention from ongoing operations and opportunities. Any such challenges, delays or increased costs could prevent us from realizing the anticipated benefits of acquisitions, including the CHP Merger, and could adversely affect our revenues, expenses, financial condition and results of operations.

CHP's third-party managers and tenants expose us to additional operational risks.

In the CHP Merger, we acquired a national portfolio of 69 high-quality senior housing communities, consisting of 54 communities that are managed by various third-party property managers pursuant to management agreements and 15 communities that are leased to third-party tenants pursuant to triple-net operating leases. Of the 15 leased communities, 13 are leased to one tenant. Under the terms of the triple-net operating leases, each tenant is responsible for payment of property taxes, general liability insurance, utilities, repairs and maintenance, including structural and roof expenses. Each tenant is expected to pay real estate taxes directly to the taxing authorities. However, if the tenant does not pay the real estate taxes, the Company would be liable.

Utilizing third-party managers and tenants has not historically been part of our business model and will subject us to additional operational risks, as described below, which could materially and adversely affect our business, financial condition and results of operations.

Managed Communities

Although we will have some general oversight approval rights and the right to review operational and financial reporting information, our third-party managers are ultimately in control of the day-to-day business of our managed communities, and we will rely on them to operate and manage the communities, including providing resident care, complying with laws, managing risk, setting appropriate resident fees and providing accurate and timely community-level financial results. Income from our managed communities, therefore, will be dependent on the ability of our third-party managers to successfully manage those communities. Community managers generally compete with other companies in the management of senior housing communities, with respect to the quality of care provided, reputation, physical appearance of the community and price and location, among other attributes. A third-party manager's inability to successfully compete with other companies on one or more of the foregoing aspects could adversely impact our business, financial condition and results of operations. Additionally, because we do not control third-party managers, any adverse events such as issues related to insufficient internal controls, cybersecurity incidents or other adverse events may impact the income we recognize from properties managed by such third-party managers, as well as our reputation. We may be unable to anticipate such events or properly assess the magnitude of any such events because we do not control our third-party managers.

As the owner of managed community, we will be responsible for all operational costs, expenses and other risks and liabilities of the community, other than those arising out of certain actions by the third-party managers, such as gross negligence, fraud or willful misconduct, including, those relating to employment matters of our third-party managers, compliance with health care fraud and abuse and other laws, governmental reimbursement matters, compliance with federal, state, local and industry-related laws, regulations and standards, and litigation involving managed communities or residents, even though we have limited ability to control or influence our third-party managers' management of these risks. As such, these operational risks include our dependence on the availability and cost of general and professional liability insurance coverage. If these or other adverse events occur with respect to our third-party managers or managed communities, our business and reputation could suffer and our financial condition, results of operations or cash flows may be materially affected.

In addition, the success of our managed communities, will depend on our ability to maintain good relationships with our third-party managers. From time to time, disputes may arise between us and our third-party managers regarding their performance or compliance with the terms of the management agreements, which in turn could adversely affect our business, financial condition or results of operations. We generally will attempt to resolve any such disputes through discussions and negotiations; however, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the outcome of which may be unfavorable to us.

Leased Communities

We will be unable to directly implement strategic business decisions regarding the daily operation and marketing of our leased communities. While we have rights as the property owner under our triple-net leases and will monitor the performance of our third-party tenants, we may have limited recourse if we believe that one of them is not performing adequately, and any failure by them to effectively conduct operations or to maintain and improve our communities could adversely affect their reputation and ability to attract and retain residents in our communities, which in turn, could adversely affect their ability to make contractual payments to us and otherwise adversely affect our results of operations. Additionally, because each lease is a triple-net lease, we will depend on our tenants to pay certain insurance, taxes, utilities and maintenance and repair expenses and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their business. There can be no assurance that our tenants will have sufficient assets, income or financing to enable them to satisfy their contractual payment or indemnification obligations and they may fail to make payments when due, or they may declare bankruptcy. In any such event, we may be required to fund certain expenses (e.g., property taxes and maintenance) to preserve the value of a leased community or to avoid the imposition of liens on a leased community.

We have no control over the success or failure of our third-party tenants' businesses and, at any time, one of our tenants may experience a downturn in its business that may weaken its financial condition. This risk is concentrated as we lease 13 communities to a single tenant. If a tenant is unable to comply with the terms of its lease, we may be forced to write off unpaid amounts due to us from the tenant or modify the tenant's lease in ways that are unfavorable to us. Further, if a tenant files for bankruptcy relief, efforts by us to collect pre-bankruptcy debts from that party or seize its property could be barred. A bankruptcy could also delay our efforts to collect past due balances under the lease and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, while our triple-net leases typically contain provisions such as rent escalators designed to mitigate the adverse impact of inflation, any contractual increases in rental rates may not keep pace with a rise in inflation. Inflation could also erode the value of leases that do not contain indexed escalation provisions, or contain fixed annual rent escalation provisions that are at rates lower than the rate of inflation.

The failure of our third-party managers and tenants to comply with any applicable laws, regulations, or standards could result in adverse publicity and reputational harm for them and for us, as well as penalties, which may include loss or restriction of license, denial of reimbursement, imposition of fines, or closure of the managed or leased community.

The other risk factors set forth herein that apply to us directly as an owner and operator of senior housing communities may in many instances apply equally to our third-party managers and tenants.

The obligations and liabilities of CHP, some of which may be unanticipated or unknown, may be greater than we have anticipated, which may diminish the value of CHP to us.

CHP's obligations and liabilities, some of which may not have been disclosed to us or may not be reflected or reserved for in CHP's financial statements, may be greater than we have anticipated. The obligations and liabilities of CHP could have a material adverse effect on CHP's business or CHP's value to us or on our business, results of operations or financial condition. We are not entitled to indemnification by CHP. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through any applicable insurance or alternative remedies that might be available to us, we could suffer severe consequences that materially and adversely affect our business, results of operations or financial condition.

We have incurred and are expected to incur substantial expenses related to the integration of the Company and CHP.

We have incurred and are expected to incur substantial expenses in connection with the integration of the Company and CHP. The expectation of substantial integration expenses reflects in part the many processes, policies, procedures, operations, technologies and systems that must be integrated, potentially including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. The substantial majority of the expenses incurred in connection with the CHP Merger and the integration of the Company and CHP will be non-recurring expenses. We will also likely incur additional costs to maintain employee morale and to attract, motivate or retain management personnel and other key employees. We will also incur fees and costs related to integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. These incremental costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.

We may not have accurately estimated the benefits or synergies to be realized from businesses we acquired, including CHP.

Our expected benefits and synergies from new acquisitions, including the CHP Merger, may not be realized if our estimates regarding such acquisitions are materially inaccurate or if we failed to identify operating problems or liabilities prior to closing. The accuracy of our assessments of new acquisitions and our estimates are inherently uncertain. There could also be healthcare, regulatory, environmental, or other problems that were not discovered in the course of our due diligence and inspections. If problems are identified after closing of an acquisition, our agreements related to such acquisition may provide for limited recourse against the seller of the acquired communities or businesses.

Our investments in joint ventures could be adversely affected by our lack of exclusive control over these investments, our partners' insolvency or failure to meet their obligations and disputes between us and our partners.

We have entered into, and may continue in the future to enter into, partnerships or joint ventures with other persons or entities. Joint venture investments involve risks that may not be present with other methods of ownership, including the possibility that our partner might become insolvent, refuse to make capital contributions when due or otherwise fail to meet its obligations, which may result in certain liabilities to us for guarantees and other commitments; that our partner might at any time have economic or other business interests or goals that are or become inconsistent with our interests or goals; that we could become engaged in a dispute with our partner, which could require us to expend additional resources to resolve such dispute and could have an adverse impact on the operations and profitability of the joint venture; that our partner may be in a position to take action or withhold consent contrary to our instructions or requests; and that our joint venture partners may have competing interests in our markets that could create conflicts of interests.

In some instances, we and/or our partner may have the right to trigger a buy-sell, put right or forced sale arrangement, which could cause us to sell our interest, acquire our partner's interest or sell the underlying asset at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner's interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. On the other hand, our ability to transfer our interest in a joint venture to a third party may be restricted at a time when we would otherwise prefer to sell it, and the market for our such interest may be limited and/or valued lower than fair market value. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the communities in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition or financing of a community.

We largely rely on private pay residents and circumstances that adversely affect the ability of the seniors to pay for our services could have a material adverse effect on us.

Approximately 92.3% of our total resident revenues from communities that we operated were attributable to private pay sources and approximately 7.7% of our resident revenues from these communities were attributable to reimbursements from Medicaid, in each case, during fiscal year 2025. We expect to continue to rely primarily on the ability of residents to pay for our services from their own or family financial resources. Unfavorable economic conditions in the housing, financial and credit markets, elevated interest rates, unemployment, decreased consumer confidence, inflation, or other circumstances that adversely affect the ability of seniors to pay for our services could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We have recently made the annual rate adjustment effective March 1, 2026 for our in-place private pay residents. Due to the highly competitive nature of the senior living services industry, if our residents do not have sufficient income, assets, or other resources required to pay the increased rates associated with our services, these rate adjustments could result in attrition among our residents, which could negatively impact our occupancy, revenues, results of operations and cash flows.

Changes in the reimbursement rates, methods, or timing of payment from government reimbursement programs could adversely affect our revenues, results of operations, and cash flow.

We rely on reimbursement from government programs for a portion of our revenues. For the year ended December 31, 2025, Medicaid reimbursements represented approximately 7.7% of our resident revenues from communities that we operated. Revenues from Medicaid have, and are expected to continue to, come under pressure due to reimbursement cuts and state budget shortfalls and changes in reimbursement policies and other governmental regulation resulting from actions by the U.S. Congress, U.S. executive orders or other governmental or regulatory agencies may result in a reduction in our revenue relating to such government programs. For example, amendments to Indiana's Medicaid Waiver program went into effect on July 1, 2024 that have resulted in significant waitlists for eligibility for both new program recipients and previous recipients with errors in the annual eligibility redetermination process, which has resulted in a reduction in our revenue from Medicaid reimbursements in Indiana. We cannot provide assurance that reimbursement levels will not decrease in the future, which could adversely affect our revenues, results of operations, and cash flow. Government efforts to reduce medical spending, along with broader healthcare reform, could result in major changes in the healthcare delivery and reimbursement systems on both the national and state levels, including a reduction in funds available for our services or increases in our operating costs. Such reimbursement levels may not remain at levels comparable to present levels or may not be sufficient to cover the costs allocable to patients eligible for reimbursement. In addition, if a partial or total federal or state government shutdown were to occur for a prolonged period of time, federal government payment obligations, including its obligations under Medicaid, and state payment obligations may be delayed. If the federal or state governments fail to make payments under these programs on a timely basis, our business could suffer, and our financial position, results of operations or cash flow may be materially affected.

The senior living services industry is very competitive and some competitors may have substantially greater financial resources than us.

The senior living services industry is highly competitive, and we expect that all segments of the industry will become increasingly competitive in the future. We compete with other companies providing independent living, assisted living, home health care and other similar services and care alternatives. In addition, expanded use of telemedicine and home healthcare by seniors, for which regulatory barriers were relaxed as a result of the pandemic, may result in additional competition for our services. We also compete with other health care businesses with respect to attracting and retaining nurses, technicians, aides and other high-quality professional and non-professional employees and managers. Although we believe there is a need for senior housing communities in the markets where we operate residences, we expect that competition will increase from existing competitors and new market entrants, some that may have substantially greater financial resources than us. In addition, some of our competitors operate on a not-for-profit basis or as charitable organizations and have the ability to finance capital expenditures on a tax-exempt basis or through the receipt of charitable contributions, neither of which are available to us. Furthermore, if the development of new senior housing communities outpaces the demand for those communities in the markets in which we have senior housing communities, those markets may become saturated. Regulation regarding entry into the independent and assisted living industry is not substantial. Consequently, development of new senior housing communities could outpace demand. An oversupply of those communities in our markets could cause us to experience decreased occupancy, reduced operating margins and lower profitability.

Termination of resident agreements and resident attrition could affect adversely our revenues and earnings.

State regulations governing assisted living facilities require written resident agreements with each resident. Most of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, the resident agreements signed by us allow residents to terminate their lease upon 0 to 30 days' notice. Thus, we cannot contract with residents to stay for longer periods of time, unlike typical apartment leasing arrangements that involve lease agreements with specified leasing periods of up to a year or longer. Our resident agreements generally provide for termination of the lease upon death or allow a resident to terminate their lease upon the need for a higher level of care not provided at the community. In addition, the advanced age of our average resident means that the resident turnover rate in our senior living facilities may be difficult to predict. If a large number of residents elect to or otherwise terminate their resident agreements at or around the same time and/or the living spaces we lease remain unoccupied for a long period of time, our occupancy revenues, cash flows and earnings could be adversely affected.

We have incurred losses from operations in each of the last two fiscal years and may do so in the future.

We incurred net losses in fiscal years 2025 and 2024. The Company currently has limited resources and substantial debt obligations. Given our history of losses and current industry conditions, it is not certain that we will be able to achieve and/or sustain profitability or positive cash flows from operations in the future, which could adversely affect the trading price of our common stock and our ability to fund our operations and fulfill our debt obligations.

We rely on information technology in our operations, and failure to maintain the security and functionality of our information technology and computer systems, or to prevent a cybersecurity attack, breach or other unauthorized access, could adversely affect our business, reputation and relationships with our residents, employees and referral sources and may subject us to remediation costs, government inquiries and liabilities under HIPAA and data and consumer protection laws, any of which could materially and adversely impact our revenues, results of operations, cash flow, and liquidity.

We rely upon the proper function and availability of our information technology and computer systems, including hardware, software, applications and electronic data storage, to communicate with our residents and patients, their doctors and other healthcare providers, and our employees and vendors and to store, process, safeguard and transmit our business information, including proprietary business information, private health information and personally identifiable information of our residents and employees. We have taken steps and expended significant resources to protect the cybersecurity and physical security of our information technology and computer systems and have developed and implemented policies and procedures to comply with HIPAA and other applicable privacy laws, rules and regulations. However, there can be no assurance that our security measures, policies and procedures and disaster recovery plans will prevent damage to, or interruption or breach of, our information systems or other unauthorized access to private information.

The cybersecurity risks to our Company and our third-party vendors are heightened by, among other things, the frequently changing techniques used to illegally or fraudulently obtain unauthorized access to systems, advances in computing technology and cryptography and the possibility that unauthorized access may be difficult to detect, which could lead to us or our vendors being unable to anticipate these techniques or implement adequate preventive measures. In addition, components of our information systems that we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise the security or functionality of our information systems. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business or communicate, through computer viruses, ransomware attacks, data extortion attempts, hacking, social engineering, fraud or other forms of deceiving our employees or contractors such as email phishing attacks. Additionally, the use of artificial intelligence ("AI") by us or our business partners may create new cybersecurity vulnerabilities, including those which may not be recognized at the time, and malicious actors may employ AI to aid in launching more sophisticated and effective cybersecurity incidents. As cyber threats continue to evolve, such as threats related to AI, we may be required to expend significant additional resources to continue to modify or enhance our cybersecurity or to investigate and remediate any cybersecurity vulnerabilities, attacks, or incidents. Additionally, the rapid ongoing evolution and increased adoption of emerging technologies, such as AI and machine learning, may make it more difficult to implement protective measures to recognize, detect and prevent the occurrence of data breaches, including, but not limited to, cybersecurity breaches.

In addition, we rely on software support of third parties to secure and maintain our information systems and data. Our inability, or the inability of these third parties, to continue to maintain and upgrade our information systems could disrupt or reduce the efficiency of our operations. We or our third-party service providers may experience unexpected power losses, computer system failures, or data network disruptions, negatively impacting the systems or solutions we depend on. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.

Failure to maintain the security and functionality of our information systems, or to prevent a cybersecurity attack or other unauthorized access to our information systems, could expose us to a number of adverse consequences, including: (i) interruptions to our business and operations; (ii) the theft, destruction, loss, misappropriation or release of sensitive information, including proprietary business information and personally identifiable information of our residents, patients, and employees; (iii) significant remediation costs; (iv) negative publicity that could damage our reputation and our relationships with our residents, patients, employees, and referral sources; (v) litigation and potential liability under privacy, security and consumer protection laws, including HIPAA, or other applicable laws, rules or regulations; and (vi) government inquiries that may result in sanctions and other criminal or civil fines or penalties. Any of the foregoing could materially and adversely impact our revenues, results of operations, cash flow, and liquidity.

We maintain cybersecurity insurance providing coverage for certain costs related to cybersecurity-related incidents that impact our cybersecurity and information technology infrastructure. However, our insurance coverage may not sufficiently cover all types of losses or claims that may arise or be subject to exclusions.

There is an inherent risk of liability in the provision of personal and health care services, not all of which may be covered by insurance.

The provision of personal and health care services in the long-term care industry entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. Moreover, senior housing communities offer residents a greater degree of independence in their daily living. This increased level of independence may subject the resident and, therefore, us to risks that would be reduced in more institutionalized settings. We currently maintain insurance in amounts we believe are comparable to those maintained by other senior living companies based on the nature of the risks and our historical experience and industry standards. We believe that our insurance coverage is adequate. However, we may become subject to claims in excess of our insurance or claims not covered by our insurance, such as claims for punitive damages, terrorism and natural disasters. A claim against us not covered by, or in excess of, our insurance limits could have a material adverse effect upon our business, financial condition, cash flows, and results of operations.

In addition, our insurance policies must be renewed annually. Based upon poor loss experience and the impact of pandemics, insurers for the long-term care industry have become increasingly wary of liability exposure. A number of insurance carriers have stopped writing coverage to this market or reduced the level of coverage offered, and those remaining have increased premiums and deductibles substantially. Therefore, we cannot assure that we will be able to obtain liability insurance in the future or that, if that insurance is available, it will be available on acceptable economic terms.

Damage from catastrophic weather and other natural events, including climate change, could result in losses and adversely affect us and certain of our residents.

A certain number of our communities are located in areas that have experienced, and may experience in the future, catastrophic weather and other natural events from time to time, including snow or ice storms, windstorm, tornados, hurricanes, fires, earthquakes, freeze events in warmer climates, flooding or other severe weather. These events have intensified in recent years and could result in some of our communities losing access to electricity, gas, water and other utilities for a period of time, and could also result in increased electricity and other utility expenses. Damage to facilities or loss of power or water could adversely impact our residents and result in a decline in occupancy at our communities. We maintain insurance policies, including coverage for business interruption, designed to mitigate financial losses resulting from such adverse weather and natural events. However, there can be no assurance that adverse weather or natural events will not cause substantial damages or losses to our communities that could exceed our insurance coverage. In the event of a loss in excess of insured limits, such loss could have a material adverse effect on our business, financial condition, cash flows, and results of operations. In addition, intensifying natural disasters, climate change and extreme weather events, coupled with the current economic climate, have directly affected the availability of insurance premiums, deductibles and the capacity insurers are willing to underwrite, which may lead to an increase of our cost of insurance, a decrease in our anticipated revenues from an affected senior living community and a loss of all or a portion of our investment in an affected senior living community.

The geographic concentration of our communities could leave us vulnerable to an economic downturn, regulatory changes, acts of nature, including severe weather conditions or natural disasters, or the physical effects of climate change in those areas, which could negatively impact our financial condition, revenues, results of operations, and cash flow.

We have a high concentration of communities in various geographic areas, including the states of Texas, Indiana, Ohio and Florida, which we estimate represented approximately 22%, 13%, 18%, and 10%, respectively, of our resident revenues for the year ended December 31, 2025. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental regulations, acts of nature, including severe weather conditions or natural disasters, the physical effects of climate change, and other factors that may result in a decrease in demand for senior living services in these areas could have an adverse effect on our financial condition, revenues, results of operations, and cash flow. Given the location of our communities, we are particularly susceptible to revenue loss, cost increase, or damage caused by severe weather conditions, including winter storms or natural disasters such as hurricanes, wildfires, earthquakes, freeze events in warmer climates, or tornados. Any significant loss due to such an event may not be covered by insurance and may lead to an increase in the cost of insurance or unavailability on acceptable terms. Climate change may also have effects on our business by increasing the cost of property insurance or making coverage unavailable on acceptable terms. To the extent that significant changes in the climate occur in areas where our communities are located, we may experience increased frequency of severe weather conditions or natural disasters or other changes to weather patterns, all of which may result in physical damage to or a decrease in demand for communities affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition, revenues, results of operations, or cash flow may be adversely affected. In addition, government regulation intended to mitigate the impact of climate change, severe weather patterns, or natural disasters, including sustainability-related laws such as emissions reduction, could result in additional required capital expenditures to comply with such regulation without a corresponding increase in our revenues.

Because we do not presently have plans to pay dividends on our common stock, holders of our common stock must look solely to appreciation of our common stock to realize a gain on their investment.

It is the policy of our board of directors to retain any future earnings to finance the operation and expansion of our business. Accordingly, we have not and do not currently anticipate declaring or paying cash dividends on your common stock in the foreseeable future. The payment of cash dividends on our common stock in the future will be at the sole discretion of our board of directors and will depend on, among other things, our earnings, operations, capital requirements, financial condition, restrictions in then existing financing agreements and other factors deemed relevant by our board of directors. Accordingly, holders of our common stock must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

We cannot predict the potential emergence and effects of a severe cold and flu season or a future pandemic, epidemic or outbreak of an infectious disease, on our operations, financial condition and liquidity.

Our business and operations are exposed to risks from, severe cold and flu seasons or the occurrence of other epidemics, pandemics, widespread illnesses or public health crises, as occurred during the height of the pandemic. A future epidemic, pandemic, widespread illness or public health crisis could adversely impact our occupancy levels, revenues, expenses and operating results at our communities. We have been required, and we may in the future be required, to restrict or limit access to our communities, including limitations on in-person prospective resident tours and, in certain cases, new resident admissions, which could cause a decline in the occupancy levels at our communities and negatively impact our revenues and operating results.

Further, pandemics, epidemics or outbreaks could again exacerbate existing workforce shortages and costs and require us to incur significant additional operating costs and expenses in order to care for our residents, including costs to acquire additional personal protective equipment, cleaning and disposable food services, testing of our residents and employees, and enhanced cleaning and environmental sanitation costs.

In general, the future course and impacts of a pandemic, epidemic or outbreak of an infectious disease on our operational and financial performance is uncertain and will depend on many factors outside of our control, including, among others, the duration, severity and trajectory of the illness, including the possible spread of potentially more contagious and/or virulent forms of the infection, future economic conditions, as well as the impact of government actions and administrative regulations on the senior living industry and broader economy, including through stimulus efforts, the development, availability and widespread use of effective medical treatments and vaccines, the imposition of public safety measures, and perceptions regarding the safety of senior living communities during and after the pandemic.

Our approach to AI presents risks and challenges that could impact our business and could adversely affect our business.

AI presents risks and challenges that could impact our business, including perceived breaches or privacy or security incidents related to the use of AI. We are integrating generative AI tools into certain of our systems and our third-party business partners, including residents and vendors, as well as our competitors, may also develop or use such tools. Our ongoing efforts to comply with privacy and data protection laws, as well as initiatives to comply with new legal regulations relating to privacy, data protection, and AI, impose significant costs and challenges that are likely to increase over time. AI solutions and features may become more important to our operations or to our future growth over time. Recent developments in AI, such as generative or agentic AI, may accelerate or exacerbate these effects, and industry trends and consumer expectations may influence the pace at which AI solutions are used in our business operations. There can be no assurance that we will realize the desired or anticipated benefits, or any benefits, and we may fail to properly implement such technology. Uncertainty around the safety and security of new and emerging AI applications may require additional investment in the development of proprietary datasets, machine learning models and systems to test for security, accuracy, bias and other variables, which are often complex, may be costly and could impact our profit margin. In addition, the providers of our or our business partners' AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection, compliance and transparency, among others, which could inhibit our or our or our business partners' ability to maintain an adequate level of functionality or service. Our business partners may also incorporate AI into their products and services without disclosing such use to us or fail to disclose risks presented by their use of AI. There is a risk that AI tools used by us or by our business partners could produce inaccurate or unexpected results or behaviors that could harm our reputation, business, customers, or stakeholders. Our competitors or other third parties may incorporate AI in their business operations more quickly or more successfully than we do. Additionally, the complex and rapidly evolving landscape around AI may expose us to claims, inquiries, demands and proceedings by private parties and global regulatory authorities and subject us to legal liability as well as reputational harm. New laws and regulations are being adopted in the U.S. and in non-U.S. jurisdictions, and existing laws and regulations may be interpreted in ways that would affect our business operations and the way in which we use AI. Any of these outcomes could impair our ability to compete effectively, damage our reputation, result in the loss of valuable property or information and adversely impact our results of operations.

Risks Related to Human Capital

A significant increase in our labor costs or labor shortages could have a material adverse effect on us.

We compete with other providers of senior living services with respect to attracting and retaining qualified management personnel responsible for the day-to-day operations of each of our communities and skilled personnel responsible for providing resident care. In light of labor shortages for medical and non-medical workers in many geographic areas, we may increasingly compete to attract qualified and experienced employees. We could encounter increased competition in the future that could limit our ability to attract residents and employees or expand our business. We rely upon the quality of our staff as a means to differentiate our services from other providers. A shortage of nurses or trained personnel may require us to enhance our wage and benefits package in order to compete in the hiring and retention of these personnel or to hire more expensive temporary personnel. We also will be dependent on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.

Historically, labor costs have comprised of approximately two-thirds of our total operating expenses. We experienced pressures associated with the intensely competitive labor environment during 2023, which continued throughout 2024 and 2025. The United States' unemployment rate remained at or below 4.5% each month during 2025 and 2024, and many states experienced record low unemployment rates. Labor pressures have resulted in higher-than-typical associate turnover and wage growth, and we have experienced difficulty in filling open line-level positions timely. To cover existing open positions, during 2024 and continuing into 2025, we needed to rely on more expensive premium labor, primarily contract labor and overtime. In our consolidated community portfolio, the labor component of our operating expense increased approximately $33.9 million, or 26.6%, during 2025 as compared to 2024. These increases primarily resulted from labor expenses related to newly acquired properties during 2025 and 2024, filling our open positions, merit and market wage rate adjustments, more hours worked with higher occupancy during 2025, and an increase in the use of premium labor, primarily overtime. For 2026, we expect to continue to experience labor cost pressure as a result of the continuing labor conditions previously described, changes to immigration laws, and an anticipated increase in hours worked as our occupancy levels grow. Continued increased competition for, or a shortage of, nurses and other employees and general inflationary pressures have required and may require that we enhance our pay and benefits package to compete effectively for such employees.

As such, no assurance can be given that our labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. Any significant failure by us to control our labor costs or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We rely on the services of key executive officers and the transition of management or loss of these officers or their services could have a material adverse effect on us.

We depend on the services of our executive officers for our management. We have recently undergone changes in our senior management and may experience further changes in the future. The transition of management, loss of any of our executive officers or our inability to attract and retain qualified management personnel in the future, could affect our ability to manage our business and could adversely affect our business, financial condition, cash flows, and results of operations.

We are subject to risks related to the provision for employee health care benefits and future health care reform legislation.

We use a combination of insurance and self-insurance for employee health care plans. We record expenses under these plans based on estimates of the costs of expected claims, administrative costs, and stop-loss premiums. These estimates are then adjusted to reflect actual costs incurred. Actual costs under these plans are subject to variability depending primarily upon participant enrollment and demographics, the actual costs of claims and whether stop-loss insurance covers these claims. In the event that our cost estimates differ from actual costs, we could incur additional unplanned health care costs which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In addition, the Patient Protection and Affordable Care Act (the "Affordable Care Act") expanded health care coverage to millions of previously uninsured people beginning in 2014 and has resulted in significant changes to the United States health care system. This comprehensive health care legislation has resulted and will continue to result in extensive rule making by regulatory authorities, and also may be altered, amended, repealed, or replaced. It is difficult to predict the full impact of the Affordable Care Act due to the complexity of the law and implementing regulations, as well our inability to foresee how participants in the health care industry will respond to the choices available to them under the law. The provisions of the legislation and other regulations implementing the provisions of the Affordable Care Act or any amended or replacement legislation may increase our costs, adversely affect our revenues, expose us to expanded liability or require us to revise the ways in which we conduct our business.

In addition to its impact on the delivery and payment for healthcare, the Affordable Care Act and the implementing regulations have resulted and may continue to result in increases to our costs to provide health care benefits to our employees. We also may be required to make additional employee-related changes to our business as a result of provisions in the Affordable Care Act or any amended or replacement legislation impacting the provision of health insurance by employers, which could result in additional expense and adversely affect our results of operations and cash flow.

Risks Related to Regulatory, Compliance and/or Legal Matters

We are subject to governmental regulations and compliance, some of which are burdensome and some of which may change to our detriment in the future.

Federal and state governments regulate various aspects of our business. The development and operation of senior housing communities and the provision of health care services are subject to federal, state and local licensure, certification and inspection laws that regulate, among other matters, the number of licensed beds, the provision of services, the distribution of pharmaceuticals, billing practices and policies, equipment, staffing (including professional licensing), operating policies and procedures, fire prevention measures, environmental matters and compliance with building and safety codes. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new residents, suspension or loss of certification from the Medicaid program, restrictions on the ability to acquire new communities or expand existing communities and, in extreme cases, the revocation of a community's license or closure of a community. We believe that such regulation will increase in the future, and we are unable to predict the content of new regulations or their effect on our business, any of which could materially adversely affect our business, financial condition, cash flows, and results of operations.

Various states, including several of the states in which we currently operate, control the supply of licensed beds and assisted living communities through a "Certification of Need" requirement or other programs. In those states, approval is required for the addition of licensed beds and some capital expenditures at those communities. To the extent that a Certification of Need or other similar approval is required for the acquisition or construction of new communities, the expansion of the number of licensed beds, services or existing communities, we could be adversely affected by our failure or inability to obtain that approval, changes in the standards applicable for that approval and possible delays and expenses associated with obtaining that approval. In addition, in most states, the reduction of the number of licensed beds or the closure of a community requires the approval of the appropriate state regulatory agency. If we were to seek to reduce the number of licensed beds at, or to close, a community, we could be adversely affected by a failure to obtain or a delay in obtaining that approval.

Federal and state anti-remuneration laws, such as "anti-kickback" laws, govern some financial arrangements among health care providers and others who may be in a position to refer or recommend patients to those providers. These laws prohibit, among other things, some direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. Federal anti-kickback laws have been broadly interpreted to apply to some contractual relationships between health care providers and sources of patient referrals. Similar state laws vary, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion of health care providers or suppliers from participation in the Medicaid program. There can be no assurance that those laws will be interpreted in a manner consistent with our practices.

Under the Americans with Disabilities Act of 1990, as amended, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist that also may require modifications to existing and planned communities to create access to the properties by disabled persons. We believe that our communities are substantially in compliance with present requirements or are exempt therefrom. However, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by us. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons and the costs of compliance could be substantial.

HIPAA, in conjunction with the federal regulations promulgated thereunder by the U.S. Department of Health and Human Services, has established, among other requirements, standards governing the privacy of certain protected and individually identifiable health information that is created, received or maintained by a range of covered entities. HIPAA has also established standards governing uniform health care transactions, the codes and identifiers to be used by the covered entities and standards governing the security of certain electronic transactions conducted by covered entities. Penalties for violations can range from civil money penalties for errors and negligent acts to criminal fines and imprisonment for knowing and intentional misconduct. HIPAA is a complex set of regulations and many unanswered questions remain with respect to the manner in which HIPAA applies to businesses such as those operated by us.

In addition, some states have begun to enact more comprehensive privacy laws and regulations addressing consumer rights to data protection or transparency. For example, the California Consumer Privacy Act became effective in 2020, and we expect additional federal and state legislative and regulatory efforts to regulate consumer privacy protection in the future. Compliance with such legislative and regulatory developments could be burdensome and costly, and the failure to comply could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

An increasing number of legislative initiatives have been introduced or proposed in recent years that would result in major changes in the health care delivery system on a national or a state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of government health insurance plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any of the above proposals or other proposals will be adopted and, if adopted, no assurances can be given that their implementation will not have a material adverse effect on our business, financial condition, or results of operations.

Changes in federal, state and local employment-related laws and regulations, or our failure to comply with these laws and regulations, could have an adverse effect on our financial condition, results of operations, and cash flow.

We are subject to a wide variety of federal, state and local employment-related laws and regulations, including, for example, those that govern occupational health and safety requirements, wage and hour requirements, equal employment opportunity obligations, leaves of absence and reasonable accommodations, employee benefits and the right of employees to engage in protected concerted activity (including union organizing). Because labor represents a large portion of our operating expenses, changes in federal, state and local employment-related laws and regulations, including immigration laws, could increase our cost of doing business. Furthermore, any failure to comply with these laws can result in significant protracted litigation, government investigation, penalties or other damages that could have an adverse effect on our financial condition, results of operations, and cash flow.

We may be subject to liability for environmental damages.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at the property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by those parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants. Liability under these laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of the substances may be substantial, and the presence of the substances, or the failure to properly remediate the property, may adversely affect the owner's ability to sell or lease the property or to borrow using the property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. If we become subject to any of these claims, the costs involved could be significant and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Corporate Organization and Structure

Anti-takeover provisions in our governing documents, governing law, and material agreements may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable or prevent the removal of our current board of directors and management.

Certain provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws may discourage, delay, or prevent a merger or acquisition that our stockholders may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that will hinder takeover attempts, including: a staggered board of directors consisting of three classes of directors, each of whom serve three-year terms; removal of directors only for cause, and only with the affirmative vote of at least a majority of the voting interest of stockholders entitled to vote; right of our directors to issue preferred stock from time to time with voting, economic and other rights superior to those of our common stock without the consent of our stockholders; provisions in our amended and restated certificate of incorporation and amended and restated by-laws limiting the right of our stockholders to call special meetings of stockholders; advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; requirement for two-thirds stockholder approval for amendment of our by-laws and certain provisions of our Certificate of Incorporation; and no provision in our Amended and Restated Certificate of Incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election. Further, we entered into an amended and restated investor rights agreement with certain of our largest stockholders that prohibits certain change of control transactions without the prior written consent of Conversant Fund A, which may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

Several of our loan documents and other material agreements also require approval in the event we undergo a change of control of our Company. These provisions may have the effect of delaying or preventing a change of control of the Company even if this change of control would benefit our stockholders.

In addition to the anti-takeover provisions described above, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a person beneficially owning, directly or indirectly, 15% or more of our outstanding common stock from engaging in a business combination with us for three years after the person acquired the stock. However, this prohibition does not apply if (A) our directors approve in advance the person's ownership of 15% or more of the shares or the business combination or (B) the business combination is approved by our stockholders by a vote of at least two-thirds of the outstanding shares not owned by the acquiring person.

Approximately 39 percent of the voting power of our issued and outstanding securities is held by a small group of stockholders.

As of the date hereof, affiliates of Conversant Capital LLC (the "Conversant Investors") and Silk Partners LP collectively owned approximately 39 percent of the voting power of the Company's issued and outstanding securities.

Pursuant to the amended and restated investor rights agreement, Conversant Fund A is currently entitled to designate three individuals to be appointed to the Company's board of directors, including the Chairperson, and Silk Partners LP is currently entitled to designate one individual to be appointed to the Company's board of directors, in each case so long as they and their respective permitted transferees and affiliates maintain minimum aggregate holdings of our stock as described in further detail in the amended and restated investor rights agreement. Notwithstanding the fact that all directors are subject to fiduciary duties to us and to applicable law, the interests of these stockholders and their respective director designees may differ from the interests of our security holders as a whole or of our other directors.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, distributions and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us.

Risks Related to Other Market Factors

Various factors, including general economic conditions such as elevated labor costs, could adversely affect our financial performance and other aspects of our business.

General economic conditions, such as elevated labor costs due to shortages of medical and non-medical staff, competition in the labor market, increased costs of salaries, wages and benefits, and immigration laws, the consumer price index, commodity costs, fuel and other energy costs, supply chain disruptions, increased insurance costs, tariffs, elevated interest rates and tax rates, affect our facility operating, general and administrative, and other expense. We have no control or limited ability to control such factors. Current global economic conditions and uncertainties, the potential for failures or realignments of financial institutions and the related impact on available credit may affect us and our business partners, landlords, counterparties and residents or prospective residents in an adverse manner including, but not limited to, reducing access to liquid funds or credit, increasing the cost of credit, limiting our ability to manage operating costs, increasing the risk that certain of our business partners, landlords or counterparties would be unable to fulfill their obligations to us, and other impacts which we are unable to fully anticipate.

Our non-labor operating expenses have historically comprised of approximately one-third of our total operating expenses and are subject to the labor force available to us and other factors, including government regulations. In some geographic areas, the scarcity of specialized medical personnel, experienced senior care professionals and other workers has impacted, and may continue to impact, our operations by increasing our labor and operating costs. Labor shortages may also impact our ability to comply with minimum staffing requirements under applicable federal and state regulations. Failure to comply with these requirements can, among other things, jeopardize a senior living community's compliance with the conditions of participation under relevant state and federal healthcare programs. In addition, if a senior living community is determined to be out of compliance with these requirements, it may be subject to fines and other regulatory penalties, including the suspension of resident admissions, the termination of Medicaid participation or the suspension or revocation of licenses.

Future sales of equity securities by us or certain stockholders may adversely affect the market price of our common stock.

We have increased, and may again in the future, attempt to increase, our capital resources by offering additional equity securities. During 2024, we completed the 2024 Private Placement pursuant to which we issued and sold an aggregate of 5,026,318 Shares of our common stock to certain of our largest stockholders, including the Conversant Investors, at a price of $9.50 per share; we issued and sold an aggregate of 667,502 shares of our common stock pursuant to our At-the-Market Sales Agreement with Mizuho Securities USA LLC; and we issued and sold 4,830,317 shares of our common stock in an underwritten public offering at a public offering price of $27.00 per share. Additional equity offerings, including sales under our ATM Sales Agreement, may dilute the economic and voting rights of our existing stockholders and/or reduce the market price of our common stock. Our decision to issue equity securities in a future offering will depend on market conditions and other factors, some of which are beyond our control. We cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their holdings in our Company.

Further, we have registered the resale of shares of common stock issued to certain stockholders that are either outstanding or issuable upon the exercise of outstanding warrants. The resale of a substantial number of shares of common stock in the public market, or the perception that such resale might occur, could cause the market price of our common stock to decline and impair our ability to raise capital through the sale of additional equity securities. Any shares sold in a registered resale will be freely tradable without restriction under the Securities Act. While we cannot predict the size of future resales or offerings of our common stock, if there is a perception that such resales or offerings could occur, or if the holders of our securities registered for resale sell a large number of the registered securities, the market price for our common stock could be adversely affected.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. During the year ended December 31, 2025, our common stock traded at a low of $19.34 and a high of $33.50. We may continue to experience sustained depression or substantial volatility in our stock price in the foreseeable future unrelated to our operating performance or prospects.

As a result of this volatility, investors may experience losses on their investment in our common stock. The market price for our common stock may be influenced by many factors, including the following:

- our operating and financial performance and prospects;

- our quarterly or annual earnings or those of other companies in our industry;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- changes in earnings estimates or recommendations by securities analysts who track our common stock;

- market and industry perception of our success, or lack thereof, in pursuing our strategies;

- strategic actions by us or our competitors, such as acquisitions or joint ventures;

- our ability or inability to raise additional capital and the terms on which we raise it;

- changes in accounting standards, policies, guidance, interpretations or principles;

- arrival and departure of key personnel;

- our ability to integrate any business we acquire, including CHP, with our business and to achieve anticipated synergies;

- changes in our capital structure;

- trading volume of our common stock;

- sales of our common stock by us or our stockholders, including Conversant and Silk;

- changes in general market, industry, economic and political conditions in the U.S. and global economies or financial markets; and

- other events or factors, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions.

Since the stock price of our common stock has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current levels or that future sales of our common stock will not be at prices lower than those sold to investors.

Our trading volume may not provide adequate liquidity for investors.

Our common stock is listed on the New York Stock Exchange. However, the average daily trading volume in our common stock is significantly less than that of larger public companies. A public trading market having the desired depth, liquidity and orderliness depends on the presence of a sufficient number of willing buyers and sellers for our common stock at any given time. This presence is impacted by general economic and market conditions and investors' views of us. Because our trading volume is limited relative to larger public companies, any significant sales of our shares of common stock could cause a decline in the market value and price per share of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity framework intended to assess, identify, and manage risks from threats to the security of our information, systems, products, and network using a risk-based approach. The framework is informed in part by the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, NIST 800-53 and International Organization for Standardization 27001 ("ISO 27001") Framework, although this does not imply that we meet all technical standards, specifications, or requirements under the NIST or ISO 27001.

Our key cybersecurity processes include the following:

- **Risk-based controls for information systems and information on our networks:** We seek to maintain an information technology infrastructure that implements physical, administrative and technical controls that are calibrated based on risk and designed to protect the confidentiality, integrity and availability of our information systems and information stored on our networks, including customer information, personal information, intellectual property and proprietary information.

- **Cybersecurity incident response plan and testing:** We have a cybersecurity incident response plan and dedicated team to respond to cybersecurity incidents. When a cybersecurity incident occurs or we identify a vulnerability, we have a strategic partner (a Managed Security Service Provider) that is responsible for leading the initial assessment of priority and severity. Our cybersecurity team assists in responding to incidents depending on severity levels and seeks to improve our cybersecurity incident management plan through periodic tabletops or simulations at the enterprise level.

- **Training:** We provide security awareness training to help our employees understand their information protection and cybersecurity responsibilities at the Company. We also provide additional role-based training to some employees based on customer requirements, regulatory obligations, and industry risks.

- **Supplier risk assessments:** We have implemented a third-party risk management process that includes expectations regarding information and cybersecurity. That process, among other things, provides for us to perform cybersecurity assessments on certain suppliers based on an assessment of their risk profile and a related rating process. We also seek contractual commitments from key suppliers to appropriately secure and maintain their information technology systems and protect our information that is processed on their systems.

- **Third-party assessments of the Company:** We have engaged third-party cybersecurity companies to periodically assess our cybersecurity posture and to assist in identifying and remediating risks from cybersecurity threats.

We also consider cybersecurity, along with other risks to us, within our enterprise risk management framework. The enterprise risk management framework includes internal reporting at the enterprise level, with consideration of key risk indicators, trends and countermeasures for cybersecurity and other types of significant risks. In the last fiscal year, we have not identified risks from known cybersecurity threats, including any prior cybersecurity incidents, which have materially affected us, including our operations, business strategy, results of operations, cash flow or financial condition.

Cybersecurity Governance

The Audit Committee of our Board of Directors is responsible for board-level oversight of risks from cybersecurity threats, and the Audit Committee reports back to the full Board of Directors about this and other areas within its responsibility. As part of its oversight role, the Audit Committee receives reporting about the Company's practices, programs, notable threats or incidents and other developments related to cybersecurity throughout the year, including through periodic updates, from our Chief Technology Officer.

Our Chief Technology Officer reports to our Chief Financial Officer and leads the Company's overall cybersecurity function, including the assessment and management of cybersecurity risks. The Chief Technology Officer has over 30 years of experience in managing and leading information technology and cybersecurity teams and participates in various cybersecurity organizations. The Chief Technology Officer collaborates with operation presidents and department leaders to identify and analyze cybersecurity risks to us; considers industry trends; implements controls, as appropriate and feasible, to mitigate these risks; and enables business leaders to make risk-based business decisions that implicate cybersecurity considerations. The Chief Technology Officer meets with senior leadership to review and discuss our cybersecurity program, including emerging cyber risks, threats, and industry trends. The Chief Technology Officer also supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, including by collaborating with external security personnel and internal business stakeholders, and incorporating threat intelligence and other information obtained from governmental, public, or private sources to inform our cybersecurity technologies and processes.

ITEM 2. PROPERTIES.

Our executive and administrative offices are located at 14755 Preston Road, Suite 810, Dallas, Texas 75254, and consist of approximately 12,723 square feet as of December 31, 2025. Our lease on the premises extends through April 30, 2028 with a three-year extension option. In February 2026, the Company added 4,400 square feet of additional lease space and amended its master lease to expire on October 31, 2031.

As of December 31, 2025, we owned, managed, or invested in the senior housing communities referred to in Part I, Item 1 above under the caption "Operating Communities."

With our recent CHP Merger, we acquired a national portfolio consisting of 69 high-quality senior housing communities that comprise a total of approximately 7,500 units and one vacant land parcel. The portfolio is geographically diversified with properties in 26 states.

ITEM 3. LEGAL PROCEEDINGS.

We have claims incurred in the normal course of our business. Most of these claims are believed by management to be covered by insurance, subject to normal reservations of rights by the insurance companies and possibly subject to certain exclusions in the applicable insurance policies. Whether or not covered by insurance, these claims, in the opinion of management, and based on advice of legal counsel, should not have a material effect on our consolidated financial statements if determined adversely to us.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Market Information and Holders of the Registrant's Common Equity and Related Stockholder Matters.

Market Information and Holders

The Company's shares of common stock are listed for trading on the New York Stock Exchange under the symbol "SNDA." As of February 25, 2026, there were 29 known registered stockholders of record of the Company's common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information relating to the Company's equity compensation plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of the Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders ...	—	$—	797,512
Equity compensation plans not approved by security holders ...	—	—	—
Total	—	$—	797,512

(b) Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

None, other than as previously disclosed by the Company in a quarterly report on Form 10-Q or a current report on Form 8-K.

(c) Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following information is provided pursuant to Item 703 of Regulation S-K. The information set forth in the table below reflects information regarding the aggregate shares repurchased by the Company pursuant to its share repurchase program (as described below) as of December 31, 2025.

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
Total at September 30, 2025	32,941	$104.10	32,941	$6,570,222
October 1 – October 31, 2025	—	—	—	6,570,222
November 1 – November 30, 2025	—	—	—	6,570,222
December 1 – December 31, 2025	—	—	—	6,570,222
Total at December 31, 2025	32,941	$104.10	32,941	$6,570,222

(1) Does not include shares withheld to satisfy tax liabilities due upon the vesting of restricted stock, all of which have been reported in Form 4 filings relating to the Company. The average price paid per share for such share withholding is based on the closing price per share on the vesting date of the restricted stock or, if such date is not a trading day, the trading day immediately prior to such vesting date. The number of shares are a cumulative total.

(2) On January 22, 2009, the Company's board of directors approved a share repurchase program that authorized the Company to purchase up to $10.0 million of the Company's common stock. On January 14, 2016, the Company announced that its board of directors approved a continuation of the share repurchase program. The repurchase program does not obligate the Company to acquire any particular amount of common stock and the share repurchase authorization has no stated expiration date. All shares that have been acquired by the Company under this program were purchased in open-market transactions. The Company may evaluate whether to acquire additional shares of common stock under this program at its discretion.

ITEM 6.   [RESERVED].

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help provide an understanding of our business and results of operations. This MD&A should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. This report, including the following MD&A, contains forward-looking statements regarding future events or trends that should be read in conjunction with the risks, uncertainties and other factors described under "Cautionary Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors" in this Annual Report on Form 10-K. Actual results may differ materially from those projected in such statements as a result of such risks, uncertainties and other factors.

Overview

The following discussion and analysis addresses (i) the Company's results of operations on a historical consolidated basis for the years ended December 31, 2025 and 2024, and (ii) liquidity and capital resources of the Company, and should be read in conjunction with the Company's historical consolidated financial statements and the selected financial data contained elsewhere in this Annual Report on Form 10-K.

The Company is a leading owner, operator and investor in independent living, assisted living and memory care communities and services for senior adults in the United States in terms of resident capacity. The Company's operating strategy is to provide value to its senior living residents by providing quality senior living services at reasonable prices, while achieving and sustaining a strong, competitive position within its geographically concentrated regions, as well as continuing to enhance the performance of its operations. The Company primarily provides senior living services to the 75+ population, including independent living, assisted living, and memory care services at reasonable prices. Many of the Company's communities offer a continuum of care to meet each of their resident's needs as they change over time. This continuum of care, which integrates independent living, assisted living, and memory care that may be bridged by home care through independent home care agencies, sustains our residents' autonomy and independence based on their physical and mental abilities.

As of December 31, 2025, the Company owned, managed, or invested in 96 senior housing communities in 20 states with an aggregate capacity of approximately 10,150 residents, including 84 owned senior housing communities (inclusive of four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity) and 12 communities that the Company managed on behalf of a third party.

Strategic Merger with CHP

On March 11, 2026, the Company completed the previously announced acquisition of CHP, a public non-traded real estate investment trust which owns a national portfolio of 69 high-quality senior housing communities, pursuant to the Merger Agreement. Under the terms of the Merger Agreement, the Company acquired 100% of the outstanding common stock of CHP in a stock and cash transaction valued at approximately $1.8 billion, with approximately 68% of the consideration paid in the form of newly issued Sonida common stock and 32% paid in cash. Specifically, each share of CHP common stock was converted into $2.32 in cash and 0.1318 shares of Sonida common stock, which was determined by dividing (a) $4.58 by (b) the volume weighted average price ("VWAP") of Sonida common stock during a measurement period prior to closing of the transaction and subject to a collar of 15% below the transaction reference price for the Sonida common stock of $26.74 (the "Transaction Reference Price") and 30% above the Transaction Reference Price. Since the VWAP during the measurement period was $35.93, the 0.1318 exchange ratio was calculated by dividing $4.58 by $34.76, being the high end of the collar.

In order to fund a portion of the cash consideration required for the CHP Merger, entities affiliated with Conversant Capital, LLC and Silk Partners LP, two of the Company's largest shareholders, funded an aggregate amount of $110.0 million in exchange for the issuance of 4,113,688 of Sonida common stock in a private placement pursuant to Section 4(a)(2) of the Securities Act at a price per share equal to $26.74, in accordance with certain investment agreements. The remainder of the cash consideration was funded with cash from the balance sheets of the Company and CHP along with debt financing as described under " —Recent Financing—Senior Secured Credit Facility" and "—Recent Financing—Bridge Loan Agreement."

See Part I, Item 1 and "Note 2–CHP Merger" in the Notes to Consolidated Financial Statements for additional information.

Unless otherwise specifically noted, the historical financial information included herein does not reflect the closing of the CHP Merger, which occurred subsequent to December 31, 2025. The post-Merger results of CHP will first be included in our consolidated financial information for the period ending March 31, 2026. We expect our 2026 results of operations to be materially impacted by the CHP Merger as a result of acquiring 69 senior housing communities.

Recent Acquisitions

2025 Acquisitions and Community Held for Sale

The Jasper Acquisition

In September 2025, the Company acquired one senior living community located in Mansfield, Texas for a purchase price of $15.6 million plus transaction costs of $0.1 million. The asset acquisition was recorded at relative fair value. The Company recorded $14.2 million in "Property and equipment, net" for tangible assets purchased and $1.5 million in "Intangible assets, net" for in-place leases in the Company's consolidated balance sheets.

Alpharetta Acquisition

In June 2025, the Company acquired one senior living community located in Alpharetta, Georgia for a purchase price of $11.0 million plus transaction costs of $0.2 million. The asset acquisition was recorded at relative fair value. The Company recorded $9.2 million in "Property and equipment, net" for tangible assets purchased, $2.1 million in "Intangible assets, net" for in-place leases, and $0.1 million in "Other long-term liabilities" for below market leases in the Company's consolidated balance sheets.

East Lake Acquisition

In May 2025, the Company acquired one senior living community located in Tarpon Springs, Florida for a purchase price of $11.0 million plus transaction costs of $0.3 million. The asset acquisition was recorded at relative fair value. The Company recorded $9.9 million in "Property and equipment, net" for tangible assets purchased, $1.6 million in "Intangible assets, net" for in-place leases, and $0.2 million in "Other long-term liabilities" for below market leases in the Company's consolidated balance sheets. The Company mortgaged the property with a $9.0 million loan. See "Note 9 - Debt" in the Notes to Consolidated Financial Statements.

Assets and Liabilities Held for Sale

As of December 31, 2025, the Company classified one of its communities as held for sale in its consolidated balance sheets in accordance with ASC 360, following management's decision to divest the property and actively market it for sale. The reclassification of the property's assets and liabilities held-for-sale status represents a presentation change within the balance sheet, rather than a new investing or financing transaction. The community did not meet the criteria for classification as a discontinued operation under ASC 205-20, as the sale does not represent a strategic shift that has or will have a major effect on the Company's operations and financial results. During the year ended December 31, 2025, the Company recorded an impairment charge of $4.7 million for the excess of its carrying value over its estimated fair value less estimated disposal costs. This charge was reported on long-lived asset impairment on the consolidated statements of operations. See "Note 4—Investments, Acquisitions and Assets Held for Sale" in the Notes to Consolidated Financial Statements. The Company continues to actively market the community for sale, and no sale-related cash flows with respect to such community have been recognized as of December 31, 2025.

2024 Acquisitions

Cincinnati Acquisition

In December 2024, the Company closed on the acquisition of an unoccupied single senior living community located in Cincinnati, Ohio for a purchase price of $16.3 million. Sonida funded the transaction with $18.3 million of senior mortgage debt, including $2.0 million for capital expenditure investment into the facility (the "Cincinnati Acquisition"). The non-recourse mortgage has an 84-month term and 24-month interest waiver to support lease-up and stabilization, with a 3% fixed-interest-only rate thereafter.

The asset acquisition was recorded at relative fair value. The Company recorded $16.4 million in "Property and equipment, net" for tangible assets purchased in the Company's consolidated balance sheets. As of December 31, 2025, the community was occupied.

Atlanta Acquisition

In November 2024, the Company acquired two senior living communities in the Atlanta, Georgia market for $29.0 million. The asset acquisition was recorded at relative fair value. The Company recorded $24.7 million in "Property and equipment, net" for tangible assets purchased; $4.8 million in "Intangible assets, net" for in-place leases; and $0.1 million in "Other long-term liabilities" for below-market leases in the Company's consolidated balance sheets.

Palm Acquisition

In October 2024, the Company acquired eight senior living communities (collectively, the "Palm Communities") for an aggregate cash purchase price of $102.9 million (such acquisition, the "Palm Acquisition"). Five of the Palm Communities are located in Florida and three are located in South Carolina. The asset acquisition was recorded at relative fair value. The Company recorded $89.2 million in "Property and equipment, net" for tangible assets purchased; $15.6 million in "Intangible assets, net" for in-place leases; and $0.5 million in "Other long-term liabilities" for below-market leases in the Company's consolidated balance sheets.

Macedonia Acquisition

In May 2024, the Company acquired a community located in Macedonia, Ohio for a purchase price of $10.7 million plus transaction costs of $0.4 million. The Company entered into a mortgage loan totaling $9.4 million to fund the acquisition. The Company purchased a Secured Overnight Financing Rate ("SOFR") based interest rate cap ("IRC") to reduce exposure to the variable interest rate fluctuations associated with the new mortgage. The total cost of the IRC was $0.2 million and has an aggregate notional amount of $9.4 million. The IRC has a 24-month term and caps SOFR at 6.00%. See "Note 9–Debt" and "Note 15–Fair Value."

The asset acquisition was recorded at relative fair value. We recorded $10.0 million in "Property and equipment, net" for tangible assets purchased; $1.2 million in "Intangible assets, net" for in-place leases; and $0.1 million in "Other liabilities" for below-market leases for this acquisition in our consolidated balance sheets.

Investments

Investment in Consolidated VIE

In July 2024, the Company entered into two joint ventures with affiliates of Palatine Capital Partners (the "Palatine JVs"), which acquired four senior living communities located in Texas (3) and Georgia (1). The Company is a 51% owner of the Palatine JVs. The noncontrolling interest of the Palatine JVs is reported on the noncontrolling interest line items in the Company's consolidated financial statements.

The asset acquisition by the Palatine JVs was recorded at fair value. The Company recorded $27.5 million in "Property and equipment, net" for tangible assets purchased; $5.6 million in "Intangible assets, net" for in-place leases; and $0.2 million in "Other liabilities" for below market leases in the Company's consolidated balance sheets.

On March 4, 2026 the Company entered into a membership interest purchase agreement with its minority partner PAL SL Decatur RS JV, LLC, to purchase their 49% membership interest for $2.1 million. The community has a $1.8 million outstanding mortgage that will be paid off at closing. The community will be a wholly-owned subsidiary of the Company after closing.

Investment in Stone Unconsolidated Entity

In May 2024, the Company and an investor formed a joint venture, Stone JV LLC (the "Stone JV"), which purchased four senior housing communities located in the Midwest for a purchase price of $64.0 million through cash contributions. KZ Stone Investor LLC is the controlling managing member of the Stone JV and owns 67.29% of the entity as of December 31, 2025 and 2024. Sonida owns a 32.71% noncontrolling interest in the Stone JV as of December 31, 2025 and 2024. Sonida operates the four communities for a management fee based on gross revenues of the applicable communities, as well as, in some cases, an incentive management fee based on earnings before interest, taxes, depreciation, amortization, rent, and management fees, and on other customary terms and conditions. The carrying amount of the Company's investment in the Stone JV and maximum exposure to loss as a result of the Company's ownership interest in the Stone JV were $8.8 million and $10.9 million, respectively, as of December 31, 2025 and 2024, which is included in investment in unconsolidated entity on the accompanying consolidated balance sheets.

The Company evaluates the realization of its investment in unconsolidated entities accounted for using the equity method if circumstances indicate the Company's investment is other than temporarily impaired. During the year ended December 31, 2025 and 2024, there were no impairments.

Recent Financing

Senior Secured Revolving Credit Facility

In July 2024, the Company entered into a credit agreement for a senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility had an initial borrowing capacity of $75.0 million, a term of three years, a leverage-based pricing matrix between SOFR plus 2.10% margin and SOFR plus 2.60% margin and is fully recourse to Sonida Senior Living, Inc. and its applicable subsidiaries. The borrowing base by which borrowing availability under the Revolving Credit Facility is determined is generally based upon the value of the senior living communities that secure the Company's obligations under the Revolving Credit Facility. In October 2024, the Company closed on an additional $75.0 million commitment under the Revolving Credit Facility. The incremental $75.0 million availability results in a total aggregate commitment under the Revolving Credit Facility of up to $150.0 million with total commitment fees paid of $0.1 million for the year ended December 31, 2024. During the year ended December 31, 2025, the Company borrowed $49.6 million under the Revolving Credit Facility, at a weighted average interest rate of 6.6%, which was secured by 14 of the Company's senior living communities. The Company repaid $14.5 million of the borrowings during the year ended December 31, 2025 and $95.1 million borrowings were outstanding as of December 31, 2025, which was secured by 14 of the Company's senior living communities. The Company had a $15.0 million standby letter of credit outstanding as of December 31, 2025 under the Revolving Credit Facility. The standby letter of credit expired on March 11, 2026.

On December 29, 2025, the Company amended and restated its revolving credit facility (as further amended on March 5, 2026, the "A&R Credit Agreement") to fund a portion of the cash consideration necessary for the CHP Merger, which amendments were subject to and conditioned upon the consummation of the CHP Merger. The A&R Credit Agreement increased the available commitments under the revolving credit facility to $405.0 million, extended the maturity thereof to March 10, 2030, reduced the leverage-based pricing matrix to between SOFR plus 1.35% margin and SOFR plus 2.00% margin, expanded the participating lenders, and effected certain other change (the "New Revolving Credit Facility"). In addition, the Company incurred $525.0 million in permanent term loans under the A&R Credit Agreement in two equal tranches (the "Term Loan Facility") to fund a portion of the cash consideration necessary for the CHP Merger. The Term Loan Facility is comprised of a three-year tranche that matures March 10, 2029 and a five-year tranche that matures March 10, 2031. The Term Loan Facility is subject to a leverage-based pricing matrix between SOFR plus 1.30% margin and SOFR plus 1.95% margin, and is otherwise subject to the same guarantees and security provisions, events of default, corporate covenants and borrowing base availability requirements of the New Revolving Credit Facility. The Company entered into a SOFR-based interest rate cap ("IRC") to reduce exposure to the variable interest rate fluctuations associated with the Term Loan Facility. The IRC has a total cost of $0.6 million, an aggregate notional amount of $262.5 million, a 36-month term and an interest rate of 4.50%. Upon consummation of the CHP Merger, the $150.0 million Revolving Credit Facility was replaced with the new $405.0 million revolving credit facility under the A&R Credit Agreement. The A&R Credit Agreement has a $320.0 million accordion feature to provide for future liquidity needs of the Company. See "Note 2–CHP Merger" in the Notes to Consolidated Financial Statements.

Bridge Loan Agreement

In order to fund the remaining portion of the cash consideration required for the CHP Merger, the Company obtained a debt commitment letter in an aggregate amount of $900.0 million for a 364-day senior secured bridge loan (the "Bridge Facility"), which was reduced to $270.0 million in connection with the entry into A&R Credit Agreement. On March 10, 2026, the Company incurred $270.0 million of loans under the Bridge Facility to fund a portion of the cash consideration for the CHP Merger. The Bridge Facility matures on March 9, 2027 and is subject to a leverage-based pricing matrix between SOFR plus 1.35% margin and SOFR plus 2.00% margin. The Company entered into a SOFR-based IRC to reduce exposure to the variable interest rate fluctuations associated with the Bridge Facility. The IRC has a total cost of $35 thousand, an aggregate notional amount of $270.0 million, a 12-month term and an interest rate of 4.25%. The Bridge Facility is subject to the same guarantees and security provisions, events of default, corporate covenants and borrowing base availability requirements as the A&R Credit Agreement.

2025 Ally Term Loan

On August 7, 2025, the Company entered into a senior secured term loan of $137.0 million ("2025 Ally Term Loan") with Ally Bank ("Ally") with a closing fee of 0.75%, or $1.0 million. The 2025 Ally Term Loan amended and restated the Company's then-existing term loan with Ally, dated as of March 10, 2022, as amended. The amendment resulted in the removal of one lender from the loan commitment. Following this amendment, only one lender remains under the facility. The 2025 Ally Term Loan allowed for an initial term loan advance on the closing date of $122.0 million secured by 19 communities, which included 18 communities under the then-existing Ally term loan agreement, as well as the Alpharetta community the Company acquired in June 2025. Two additional draws of $7.5 million each will become available if the Company achieves certain debt yields and debt service coverages ratios. The 2025 Ally Term Loan has a 36-month maturity date and a variable interest rate of one-month SOFR plus a 2.65% margin (subject to a performance-based step-down to a 2.45% margin). As of December 31, 2025, the Company has $122.0 million outstanding under the 2025 Ally Term Loan, which has a maturity date of August 2028. The Company has the ability to request an increase in the term loan up to $40.0 million to finance additional properties subject to lender due diligence, review and approval.

2025 and 2024 Community Mortgage Loans

On May 30, 2025, the Company acquired one senior living community located in Tarpon Springs, Florida. The Company mortgaged the property with a $9.0 million interest-only loan, which has a term of 36 months, plus two 12-month extensions at the Company's option subject to the Company meeting certain financial conditions. The interest rate is based on SOFR plus applicable margins ranging from 0.0% to 3.0%.

On December 31, 2024, as part of the Cincinnati Acquisition, the Company entered into a non-recourse mortgage loan of $18.3 million for a term of 84-months and 24-month interest waiver with a 3% fixed-interest-only rate thereafter.

In May 2024, as part of the Macedonia Acquisition, the Company entered into a $9.4 million mortgage loan with a 60-month term and a variable interest rate equal to 1-month SOFR plus 2.00% margin. The Company is not required to make scheduled principal payments for the first 36 months. The Company also entered into a SOFR-based IRC to reduce exposure to the variable interest rate fluctuations associated with the new mortgage. The total cost of the IRC was $0.2 million and has an aggregate notional amount of $9.4 million. The IRC has a 24-month term and caps SOFR at 6.00% from May 9, 2024 through May 1, 2026 with respect to such variable rate indebtedness.

2024 Fannie Mae Loan Modifications

In December 2024, the Company and certain of its subsidiaries entered into an Omnibus Amendment to Multifamily Loan and Security Agreements (the "Omnibus Amendment") with Federal National Mortgage Association ("Fannie Mae"). The Omnibus Amendment amended the terms of each of the loan agreements (each, a "2024 Loan Agreement" and collectively, the "2024 Loan Agreements") relating to 18 of the Company's 37 senior living communities encumbered by mortgage agreements with Fannie Mae to, among other things, extended the maturity dates of each 2024 Loan Agreement from December 1, 2026 to January 1, 2029 in exchange for $10 million of scheduled principal paydowns on the 2024 Loan Agreements. The Company has made $4 million in principal payments as of December 31, 2025 and is scheduled to pay $3 million on each of November 2026 and November 2027 to Fannie Mae.

Texas Loan Modification

In August 2024, the Company entered into loan modification agreements ("Texas Loan Modification") with one of its lenders on two owned communities in Texas, pursuant to which, among other things, the Company received an option to make a discounted payoff ("Texas DPO") of the outstanding loan principal. On November 1, 2024, the Company paid $18.3 million for the Texas DPO which was financed with funds received from our Revolving Credit Facility. The Texas DPO represents a discount of 36% on the total principal outstanding for which the Company recognized a gain on debt extinguishment of $10.4 million for the year ended December 31, 2024.

2024 Loan Purchase and Ally Loan Expansion

During 2024, we entered into an agreement with one of our previous lenders whereby the Company agreed to purchase the outstanding indebtedness it owed to such lender for a purchase price of $40.2 million (plus the reimbursement of certain amounts advanced to the Company by such lender). In February 2024, the Company completed the purchase of the total outstanding principal balance of $74.4 million from the lender which loans were secured by seven of the Company's senior living communities (such transaction, the "2024 Loan Purchase"). The 2024 Loan Purchase was funded by the concurrent expansion of the Company's existing loan facility with Ally by $24.8 million and the remainder was funded by proceeds from the 2024 Private Placement, as described below. The 2024 Loan Purchase and Ally Term Loan expansion reduced notes payable by $49.6 million and resulted in a gain on debt extinguishment totaling $38.1 million for the year ended December 31, 2024. The Company incurred deferred loan costs of $0.5 million as part of the Ally financing which are being amortized over the loan term. As part of the Ally loan expansion, the Company expanded its then-existing interest rate cap to include the additional loan obligation at a cost of $0.6 million. The expanded Ally debt facility was secured by six of the Company's senior living communities involved in the 2024 Loan Purchase.

Notes Payable–Consolidated VIE

In connection with the purchase of the Palatine JVs in July 2024, the Palatine JV assumed $21.7 million of mortgage debt with several lenders. As of December 31, 2025, the mortgages have a weighted average interest rate of 6.6% and have terms ranging from 2026 through 2029. As of December 31, 2025, $21.7 million relating to this debt assumed through acquisitions, remained outstanding. These purchases are non-cash financing activities and therefore are not reflected within Capital expenditures in our consolidated statements of cash flows. The Company amended $13.5 million of the Palatine JV mortgage debt with one lender and extended the maturity to April 1, 2027.

In addition, one of the affiliates in the Palatine JVs entered into a SOFR-based IRC to reduce exposure to the variable interest rate fluctuations associated with one of the mortgages at a cost of $0.1 million.

Conversion of Series A Preferred Stock and Warrant Extension

On March 11, 2026, in order to induce the immediate full conversion of the Series A Preferred Stock, the Company entered into an agreement with the Conversant Preferred Investors. Pursuant to the agreement, the conversion price of the Series A Preferred Stock was decreased from $40.00 per share of common stock to $32.00 per share of common stock, the expiration date of all of the outstanding warrants issued on November 3, 2021 was extended from November 3, 2026 to November 3, 2027, and the Company made a onetime payment to the Conversant Preferred Investors totaling $4.7 million in the aggregate. In addition, the Company paid the Conversant Preferred Investors $1.1 million, in the aggregate, for accrued but unpaid dividends through March 11, 2026. On March 11, 2026, all of the outstanding shares of Series A Preferred Stock were converted into 1,601,505 shares of common stock.

Public Offering

In August 2024, the Company entered into an underwriting agreement providing for the offer and sale (the "2024 Offering") by the Company, and the purchase by the underwriters, of 4,300,000 shares of the Company's common stock, at a price to the public of $27.00 per share. The Company also granted a 30-day option to the underwriters to purchase up to an additional 645,000 shares of common stock on the same terms as above. During August 2024, the Company raised $124.1 million in total net proceeds from the 2024 Offering: an initial $110.4 million of proceeds on the sale of 4,300,000 shares and an additional $13.7 million on 530,317 shares, pursuant to the partial exercise of the underwriters' 30-day option.

At-the-Market Equity Offerings

In April 2024, the Company entered into an At-the-Market Issuance Sales Agreement (the "ATM Sales Agreement") with Mizuho Securities USA LLC, as sole sales agent. Pursuant to the ATM Sales Agreement in which the Company may sell, at its option, shares of its common stock up to an aggregate offering price of $75.0 million (the "Shares") through its Agent. The ATM Sales Agreement provides that the Mizuho will be entitled to receive a commission of up to 3% of the gross proceeds from the sale of the shares in a transaction.

During 2024, the Company sold an aggregate of 667,502 shares pursuant to the ATM Sales Agreement for net proceeds of $18.7 million, after applicable commissions and offering costs.

2024 Private Placement Transaction

In February 2024, the Company entered into a securities purchase agreement with affiliates of Conversant Capital, LLC and several other shareholders (together, the "Investors"), pursuant to which the Investors agreed to purchase from the Company, and the Company agreed to sell to the Investors, in a private placement transaction (the "2024 Private Placement"), an aggregate of 5,026,318 shares of the Company's common stock at a price of $9.50 per share. The 2024 Private Placement occurred in two tranches. The first tranche occurred in February 2024, at which time 3,350,878 shares of common stock were issued and sold to the Investors for $31.8 million. The second tranche occurred in March 2024, at which time 1,675,440 shares of common stock were issued and sold to the Investors for $15.9 million. The Company used a portion of the proceeds from the first closing of the 2024 Private Placement to fund a portion of the cash purchase price for the 2024 Loan Purchase.

Management Services

The Company has property management agreements with third parties and its joint ventures pursuant to which the Company manages certain communities on their behalf for a management fee based on gross revenues of the applicable communities, as well as, in some cases, an incentive management fee and on other customary terms and conditions. The Company managed 12 and 13 communities on behalf of a third party during the years ended December 31, 2025 and 2024, respectively. The Company managed four communities on behalf of an unconsolidated joint venture and four communities of consolidated joint ventures during the years ending December 31, 2025 and 2024.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related notes. Management bases its estimates and assumptions on historical experience, observance of industry trends and various other sources of information and factors, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially could result in materially different results under different assumptions and conditions. The Company believes the following are our most critical accounting policies and/or typically require management's most difficult, subjective, and complex judgments.

Acquisitions of Senior Living Communities

Upon the acquisition of new senior living communities, we recognize the assets acquired and the liabilities assumed as of the acquisition date, measured at their relative fair values using Level 2 inputs at the date of acquisition including replacement costs and market data, as well as Level 3 inputs at the date of acquisition. There is judgment involved when determining the fair value of land and building values, including the selection of key assumptions in the valuation models based on estimated replacement costs, market data, and capitalization rates, which are primarily unobservable inputs. We have estimated the value and economic lives of certain tangible assets based on historical information, industry estimates and averages, which are used to calculate depreciation and amortization expense. If the subsequent actual results and updated projections of the underlying business activity change, compared with the assumptions and projections used to develop these values, we could experience impairment charges. If our estimates of the economic lives change, depreciation or amortization expense could be accelerated or extended. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Long-Lived Assets and Impairment

The Company continuously reviews the carrying value of its property and equipment to determine if facts and circumstances suggest that they may be impaired or that the depreciation period may need to be changed. The Company considers internal factors such as net operating losses along with external factors relating to each asset, including contract changes, local market developments, and other publicly available information to determine whether impairment indicators exist. If an indicator of impairment is identified, recoverability of an asset group is assessed by comparing its carrying amount to the estimated future undiscounted net cash flows expected to be generated by the asset group through operation or disposition, calculated utilizing the lowest level of identifiable cash flows. If this comparison indicates that the carrying amount of an asset group is not recoverable, we estimate fair value of the asset group and record an impairment loss when the carrying amount exceeds fair value.

To estimate fair value management makes several estimates and assumptions, including, but not limited to, the projected date of disposition, estimated sales price, future cash flows of each property during our estimated holding period, and estimated capitalization rates. We corroborate the estimated capitalization rates we use in these calculations with capitalization rates observable from recent market transactions. If our analysis or assumptions regarding the projected cash flows expected to result from the use and eventual disposition of our properties change, we incur additional costs and expenses during the holding period, or our expected hold periods change, we may incur future impairment losses. The Company recognized a non-cash impairment charge of

$12.5 million to its "Property and equipment, net" during the year ended December 31, 2025 which related to four owned communities. Due to recurring net operating losses, the Company concluded the assets related to three of the communities had indicators of impairment and the carrying value was not recoverable. With respect to a fourth community, the Company adjusted the carrying value of the community and classified it as held for sale at its fair value, net of estimated disposal costs. There were no impairments on long-lived assets during the year ended December 31, 2024.

New Accounting Pronouncements

See "Note 3–Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements for a discussion of new accounting pronouncements.

Results of Operations

We use the operating measures described below in connection with operating and managing our business and reporting our results of operations.

Same-Store/Same-Store Community Portfolio is defined by the Company as communities that are consolidated, wholly or partially owned, and operational for the full year in each year beginning as of January 1st of the prior year. Consolidated communities excluded from the same-store community portfolio include the Acquisition Community Portfolio, Repositioning Portfolio, and certain communities that have experienced a casualty event that has significantly impacted their operations. Management uses same-store community operating results and data for decision making and components of executive compensation, and we believe such results and data provide useful information to investors, because it enables comparisons of revenue, expense, and other operating measures for a consistent portfolio over time without giving effect to the impacts of communities that were not consolidated and operational for the comparison periods, or communities acquired or disposed during the comparison periods (or planned for disposition).

Acquisition Community Portfolio is defined by the Company as communities that are wholly or partially owned, acquired in the current year or prior comparison year, and are not operational in both comparison years. An operational community is defined as a community that has maintained its certificate of occupancy and has made at least 80% of its wholly owned or partially owned units available for five consecutive quarters.

Repositioning Portfolio is defined by the Company as communities that are wholly or partially owned, and have recently undergone or are undergoing strategic repositioning as a result of significant changes in the Company's business model, care offerings, and/or capital re-investment plans, that in each case, have disrupted, or are expected to disrupt, normal course operations. These communities will be included in the Same-Store Community Portfolio once operating under normal course operating structures for the full year in each year beginning as of January 1st of the prior year.

Community Operating Expense is a financial measure not calculated in accordance with GAAP. It is defined by the Company as community operating expenses excluding casualty loss, non-recurring settlement fees, income tax and personal property tax. Please see "—Non-GAAP Financial Measures" below for more information.

RevPAR, or average monthly revenue per available unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of available units in the corresponding portfolio for the period, divided by the number of months in the period. Our management uses RevPAR for decision making, and we believe the measure provides useful information to investors because the measure is an indicator of senior housing resident fee revenue performance that reflects the impact of both senior housing occupancy and rate.

RevPOR, or average monthly revenue per occupied unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of occupied units in the corresponding portfolio for the period, divided by the number of months in the period. Our management uses RevPOR for decision making, and we believe the measure provides useful information to investors because it reflects the average amount of resident revenue we derive from an occupied unit per month without factoring occupancy rates. RevPOR is a significant driver of our senior housing revenue performance.

Weighted Average Occupancy reflects the percentage of units at our owned communities being utilized by residents over a reporting period. We measure occupancy rates on both a consolidated community portfolio basis and a same-store community portfolio basis. Our management uses weighted average occupancy, and we believe the measure provides useful information to investors because it is a significant driver of our resident revenue performance.

This section includes the non-GAAP performance measures Adjusted EBITDA, Community net operating income and Community operating expense. See "—Non-GAAP Financial Measures" below for our definition of these measures and other important information regarding such measures, including reconciliations to the most comparable measures in accordance with GAAP.

Summary Operating Results

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table summarizes our overall operating results for the years ended December 31, 2025 and 2024.

| (in thousands) | Years Ended December 31, | | Increase | (Decrease) |
	2025	2024	$	%
Net loss	$ (72,492)	$ (3,280)	$(69,212)	*
Resident revenue	331,957	267,849	64,108	23.9%
Community operating expense	248,472	199,181	49,291	24.7%
Community net operating income [1]	83,485	68,668	14,817	21.6%
Adjusted EBITDA [1]	$ 53,760	$ 43,244	$ 10,516	24.3%

[1] See "—Non-GAAP Financial Measures."

* *Represents a percentage in excess of 100%.*

The following table summarizes our consolidated data for the years ended December 31, 2025 and 2024, including operating results and data on a same-store community portfolio basis.

| (in thousands, except communities, units, occupancy, RevPAR, and RevPOR) | Years Ended December 31, | | Increase | (Decrease) |
	2025	2024	$	%
Resident revenue	$331,957	$267,849	$64,108	23.9%
Community operating expense [1]	248,472	199,181	49,291	24.7%
Community net operating income	83,485	68,668	14,817	21.6%
Number of communities owned (period end) [2]	80	77	3	3.9%
Total average units	6,999	6,092	907	14.9%
RevPAR	$ 3,952	$ 3,664	$ 288	7.9%
Weighted average occupancy	84.7%	85.3%	(0.6)%	(0.7)%
RevPOR	$ 4,665	$ 4,295	$ 370	8.6%

| (in thousands, except communities, units, occupancy, RevPAR, and RevPOR) | Years Ended December 31, | | Increase | (Decrease) |
	2025	2024	$	%
Same-Store Operating Results [3]				
Resident revenue	$233,807	$220,440	$13,367	6.1%
Community operating expense	168,655	160,091	8,564	5.3%
Community net operating income	65,152	60,349	4,803	8.0%

| (in thousands, except communities, units, occupancy, RevPAR, and RevPOR) | Years Ended December 31, | | Increase | (Decrease) |
	2025	2024	$	%
Number of communities owned (period end)	55	55	—	—%
Total average units	5,151	5,143	8	0.2%
RevPAR	$3,783	$3,572	$211	5.9%
Weighted average occupancy	87.4%	86.5%	0.9%	1.0%
RevPOR	$4,330	$4,130	$200	4.8%

[1] Community operating expense for FY 2025 and FY 2024 excludes casualty loss, non-recurring settlement fees, income tax and personal property tax of $4.7 million and $2.8 million, respectively.

[2] Excludes four unconsolidated communities for FY 2025 and FY 2024.

[3] FY 2025 excludes four unconsolidated communities, six repositioning communities, and 19 newly acquired communities.

The increase in resident revenue was primarily attributable to an additional 19 operating communities acquired during 2025 and 2024, and a 5.9% increase in same-store RevPAR, comprised of a 4.8% increase in same-store portfolio RevPOR and a 90 basis point increase in same-store weighted average occupancy.

The increase in community operating expense was primarily attributable to an increase in operating expenses related to the 19 additional communities acquired during 2025 and 2024, and a 5.3% increase in same-store community operating expense primarily resulting from increases in labor, service contracts, utilities and other expense.

The increase in net loss was primarily attributable to $12.5 million non-cash impairment charges to long-lived assets in 2025, the gain on extinguishment of debt in 2024 of $48.5 million, an increase in transaction, transition and restructuring costs, and an increase in depreciation and amortization expense, partially offset by the increase in community net operating income.

The increase in Adjusted EBITDA was primarily attributable to new communities added during 2025 and 2024 and an increase in resident revenue, partially offset by the increase in community operating expense.

Expenses and Other

| (in thousands) | Years Ended December 31, | | Increase | (Decrease) |
	2025	2024	$	%
Management fee revenue	$ 4,431	$ 3,381	$ 1,050	31.1%
General and administrative expense	39,851	34,123	5,728	16.8%
Transaction, transition and restructuring costs	16,231	5,874	10,357	*
Depreciation and amortization expense	56,768	44,051	12,717	28.9%
Long-lived asset impairment	12,525	—	12,525	*
Interest expense	(38,635)	(36,990)	(1,645)	4.4%
Gain on extinguishment of debt	—	48,536	(48,536)	*
Other income (expense), net	$ 7,948	$ (540)	$ 8,488	*

*   *Represents a percentage in excess of 100%.*

General and administrative expense for the year ended December 31, 2025 increased as compared to the year ended December 31, 2024, primarily due to a result of an increase in labor and employee related expenses to support the Company's 2025 and 2024 acquisitions.

Transaction, transition and restructuring costs increased for the year ended December 31, 2025 compared to the year ended December 31, 2024. The costs include legal, audit, and other costs to support the Company's CHP transaction, recent debt restructuring, and investments by the Company.

Depreciation increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the additional communities acquired in 2024 and 2025, and an increase in capital expenditures.

During the year ended December 31, 2025, the Company recorded non-cash impairment charges of $12.5 million to property and equipment, net, of which $4.7 million was to adjust the carrying value of a community classified as held for sale to its fair value, net of estimated disposal costs, and $7.8 million was related to three owned communities with decreased cash flow estimates as a result of recurring net operating losses.

Gain on extinguishment of debt for the year ended December 31, 2024 was $48.5 million related to the derecognition of notes payable and accrued liabilities as a result of a loan purchase and discounted loan payoff from two of its lenders.

The increase in other income (expense), net for the year ended December 31, 2025 as compared to the year ended December 31, 2024, included $10.7 million recognized for gross employee retention credits ("ERC") received from the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") funding for businesses that had certain employee costs and were affected by the coronavirus pandemic. This increase was offset by $2.2 million in integration costs of the communities related to the Company's recent acquisitions.

Liquidity and Capital Resources

In addition to approximately $11.0 million of unrestricted cash balance as of December 31, 2025, our future liquidity will depend in part upon our operating performance, which will be affected by prevailing economic conditions, and financial, business and other factors, some of which are beyond our control. Principal sources of liquidity are expected to be cash flows from operations, proceeds from our A&R Credit Agreement, proceeds from debt financings, refinancings or loan modifications, and proceeds from equity offerings. These transactions are expected to provide additional financial flexibility to us and increase our liquidity position. On March 11, 2026, the holders of all of the outstanding shares of Series A Preferred Stock converted all of such shares to shares of our common stock. As a result, dividends will no longer be payable on any shares of Series A Preferred Stock. See "Note 2–CHP Merger", "Note 9–Debt", "Note 10–Securities Financing", and "Note 20–Subsequent Events" in the Notes to Consolidated Financial Statements.

The Company, from time to time, considers and evaluates financial and capital raising transactions related to its portfolio, including debt financings and refinancings, purchases and sales of assets, equity offerings and other transactions. There can be no assurance that the Company will continue to generate cash flows at or above current levels, or that the Company will be able to obtain the capital necessary to meet the Company's short- and long-term capital requirements.

We will need to refinance all or a portion of our indebtedness on or before maturity, including the $270.0 million Bridge Facility that will mature in March 2027. We expect to repay the Bridge Facility in 2026 with the net proceeds of additional financing transactions secured by certain of the CHP properties, including any property-level agency or mortgage financing. We cannot assure you that we will be able to refinance any of our indebtedness on attractive terms on or before maturity or on commercially reasonable terms or at all.

Recent changes in the current economic environment, and other future changes, could result in decreases in the fair value of assets, slowing of transactions, and the tightening of liquidity and credit markets. These impacts could make securing debt or refinancings for the Company or buyers of the Company's properties more difficult or on terms not acceptable to the Company. The Company's actual liquidity and capital funding requirements depend on numerous factors, including its operating results, its capital expenditures for community investment, and general economic conditions, as well as other factors described in "Item 1A. Risk Factors."

In summary, the Company's cash flows were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	$ Change
Net cash provided by (used in) operating activities	$ 24,364	$ (1,782)	$ 26,146
Net cash used in investing activities	(70,687)	(208,923)	$ 138,236
Net cash provided by financing activities	37,508	232,042	(194,534)
Increase (decrease) in cash and cash equivalents	$ (8,815)	$ 21,337	$ (30,152)

Operating activities

Net cash provided by operating activities for the year ended December 31, 2025 was $24.4 million as compared to net cash used by operating activities of $1.8 million for the year ended December 31, 2024. The change of $26.1 million is primarily due to the timing of collections of accounts receivable and settlement of accounts payable and accrued expenses during the year ended December 31, 2025 compared to the prior year.

Investing activities

The net cash used in investing activities for the year ended December 31, 2025 was $70.7 million primarily due to $38.2 million for acquisitions of new communities and $33.3 million due to ongoing capital improvements and refurbishments, partially offset by a return of investment of $0.8 million in our unconsolidated entity. The net cash used in investing activities for the year ended December 31, 2024 was primarily due to $172.5 million for acquisitions of new communities, ongoing capital improvements and refurbishments of $25.2 million, and $22.4 million in investments in unconsolidated entities, partially offset by a return on investment of $10.6 million in our unconsolidated entities in connection with its subsequent financing.

Financing activities

The net cash provided by financing activities for the year ended December 31, 2025 of $37.5 million was primarily due to proceeds from our Revolving Credit Facility of $49.6 million and proceeds of $18.1 million from notes payable, partially offset by repayments of our Revolving Credit Facility of $14.5 million, repayments of notes payable of $8.4 million, dividends paid of $5.6 million, and deferred loan costs paid of $1.2 million. The net cash provided by financing activities for the year ended December 31, 2024 of $232.0 million was primarily due to net proceeds from the issuance of common stock of $190.5 million, proceeds from our Revolving Credit Facility of $68.7 million, proceeds of $56.0 million from notes payable, and proceeds from noncontrolling investors of $7.8 million, partially offset by repayments of notes payable of $72.0 million, repayments of our Revolving Credit Facility of $8.7 million, deferred loan costs paid of $3.7 million, purchase of derivative assets of $3.3 million, and dividends paid of $2.8 million. See "Note 9–Debt" and "Note 10–Securities Financing" in the Notes to Consolidated Financial Statements.

Non-GAAP Financial Measures

Community Net Operating Income and Net Operating Income Margin

Community Net Operating Income and Net Operating Income Margin are non-GAAP performance measures that the Company defines as net income (loss) excluding: general and administrative expenses (inclusive of stock-based compensation expense), interest income, interest expense, other income (expense), provision for income taxes, management fees, and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company's underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include depreciation and amortization expense, long-lived asset impairment, transaction, transition and restructuring costs, gain on extinguishment of debt, loss from equity method investment, casualty loss, non-recurring settlement fees, income tax, and personal property tax. Net Operating Income Margin is calculated by dividing Net Operating Income by resident revenue. The Company presents these non-GAAP measures on a consolidated community and same-store community basis.

The following table presents a reconciliation of the Non-GAAP Financial Measures of Net Operating Income and Net Operating Income Margin, in each case, on a consolidated community and same-store community basis to the most directly comparable GAAP financial measure of net loss for the periods indicated:

(Dollars in thousands)	Years Ended December 31,	
	2025	2024
Same-store community net operating income [1]		
Net loss	$(72,492)	$ (3,280)
General and administrative expense	39,851	34,123
Transaction, transition and restructuring costs	16,231	5,874
Depreciation and amortization expense	56,768	44,051
Long-lived asset impairment	12,525	—
Interest income	(2,103)	(1,681)
Interest expense	38,635	36,990
Gain on extinguishment of debt, net	—	(48,536)
Loss from equity method investment	1,370	895
Other (income) expense, net	(7,948)	540
Provision for income taxes	330	239
Management fees	(4,431)	(3,381)
Other operating expenses [2]	4,749	2,834
Consolidated community net operating income	**83,485**	**68,668**
Net operating income for non same-store communities [1]	(18,333)	(8,319)
Same-store community net operating income	**65,152**	**60,349**
Resident revenue	331,957	267,849
Resident revenue for non same-store communities [1]	98,150	47,409
Same-store community resident revenue	**$233,807**	**$220,440**
Same-store community net operating income	**65,152**	**60,349**
Same-store community net operating income margin	**27.9%**	**27.4%**

(1) YTD 2025 excludes 3 and 16 senior living consolidated communities acquired by the Company in 2025 and 2024, respectively and the 6 Repositioning communities. YTD 2024 excludes 16 senior living consolidated communities acquired by the Company in 2024 and the 6 Repositioning communities.

(2) Includes casualty loss, non-recurring settlement fees, income tax and personal property tax.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP performance measure that the Company defines as net income (loss) excluding: depreciation and amortization expense, interest income, interest expense, other expense/income, provision for income taxes; and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company's underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include stock-based compensation expense, provision for credit losses, impairments for long-lived assets, gain on extinguishment of debt, casualty losses, and transaction, transition and restructuring costs.

The following table presents a reconciliation of the non-GAAP financial measures of Adjusted EBITDA to the most directly comparable GAAP financial measure of net loss for the periods indicated:

(In thousands)	Years Ended December 31,	
	2025	2024
Adjusted EBITDA		
Net loss	$(72,492)	$ (3,280)
Depreciation and amortization expense	56,768	44,051
Stock-based compensation expense	5,049	4,369
Provision for credit losses	3,329	2,596
Interest income	(2,103)	(1,681)
Interest expense	38,635	36,990
Long-lived asset impairment	12,525	—
Gain on extinguishment of debt, net	—	(48,536)
Other (income) expense, net	(7,948)	540
Provision for income taxes	330	239
Casualty losses [1]	3,436	2,082
Transaction, transition and restructuring costs [2]	16,231	5,874
Adjusted EBITDA	**$ 53,760**	**$ 43,244**

(1) Casualty losses relate to non-recurring insured claims for unexpected events.
(2) Transaction, transition and restructuring costs relate to legal and professional fees incurred for transactions, restructuring projects, or related projects, primarily related to the CHP transaction during 2025.

Debt Covenants

Certain of our debt agreements contain restrictions and financial covenants, such as those requiring us to maintain prescribed minimum debt service coverage ratios, in each case on a multi-community basis. The debt service coverage ratios are generally calculated as revenues less operating expenses, including an implied management fee, divided by the debt (principal and interest). Furthermore, our debt is secured by our communities and if an event of default has occurred under any of our debt, subject to cure provisions in certain instances, the respective lender would have the right to declare all of the related outstanding amounts of indebtedness immediately due and payable, to foreclose on our mortgaged communities and/or pursue other remedies available to such lender. We cannot provide assurance that we would be able to pay the debts if they became due upon acceleration following an event of default.

The Company was in compliance with all financial covenants of its outstanding indebtedness as of December 31, 2025.

Other Liquidity Factors

The continuation of the currently elevated inflationary environment could affect the Company's future revenues and results of operations because of, among other things, the Company's dependence on senior residents, many of whom rely primarily on fixed incomes to pay for the Company's services. As a result, during inflationary periods, the Company may not be able to increase resident revenues to account fully for increased operating expenses. In structuring its fees, the Company attempts to anticipate inflation levels, but there can be no assurances that the Company will be able to anticipate fully or otherwise respond to any future inflationary pressures.

Our non-labor operating expenses have historically comprised of approximately one-third of our total operating expenses and are subject to inflationary pressures. The United States consumer price index increased

2.8% during 2025, as compared to an increase of 2.9% in 2024. We mitigated a portion of the increase in food costs with the scale benefit of a higher number of residents, along with appropriate product substitution. For 2025 our non-labor operating expense on the same-store communities increased 3.5% as compared to the prior year. For 2026, we expect to continue to experience increases tied in to overall inflationary pacing.

Historically, labor costs have comprised of approximately two-thirds of our total operating expenses. We began to experience pressures associated with the intensely competitive labor environment during 2022, which continued throughout 2024 and 2025. Labor pressures have resulted in higher-than-typical associate turnover and wage growth, and we have experienced difficulty in filling open positions timely. To cover existing open positions, during 2024 and continuing into 2025, we needed to rely on more expensive premium labor, primarily shift bonuses and overtime. The increase primarily resulted from merit and market wage rate adjustments, more hours worked with higher occupancy during 2025, and an increase in the use of premium labor, consisting primarily of shift bonuses and overtime. For 2026, we expect to continue to experience labor cost pressures as a result of the continuing labor conditions previously described and an anticipated increase in hours worked as our occupancy levels grow. Continued increased competition for, or a shortage of, nurses and other employees and general inflationary pressures have required and may require that we enhance our pay and benefits package to compete effectively for such employees.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements of the Company are included in Item 15 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company had no disagreements on accounting or financial disclosure matters with its independent accountants to report under this Item 9.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon the controls evaluation, the Company's Chief Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Company, including the Chief Executive Officer and the Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in

Rules 13a-15(f) under the Exchange Act. The Company's internal controls were designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2025, the Company's internal control over financial reporting is effective based on those criteria.

As permitted by guidance issued by the SEC that an assessment of internal control over financial reporting of a recently acquired business may be omitted from management's evaluation of disclosure controls and procedures, management excluded an assessment of the internal controls of the following 2025 acquisitions from its evaluation of the effectiveness of our disclosure controls and procedures. We are in the process of integrating these acquisitions into our system of internal control over financial reporting.

- East Lake Acquisition purchased in May 2025 and represented 1% of our consolidated total assets and 1% of total revenues for the year ended December 31, 2025.

- Alpharetta Acquisition purchased in June 2025 and represented 1% of our consolidated total assets and 1% of total revenues for the year ended December 31, 2025.

- Jasper Acquisition purchased in September 2025 and represented 2% of consolidated total assets and 1% of total revenues for the year ended December 31, 2025.

Remediation of Previously Reported Material Weaknesses

As previously reported in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, management had concluded the Company had a material weakness in internal control over financial reporting, specific to the Company's system user access controls for certain financial systems, including provisioning and user access review, which were not operating effectively. Moreover, the lack of effective user access controls caused insufficient restriction of user and privileged access to our payroll system and data, resulting in a lack of segregation of duties for certain user roles. These control deficiencies could have resulted in a material misstatement of our accounts or disclosures that would not be prevented or detected on a timely basis, and accordingly, we determined that these control deficiencies in aggregate constituted a material weakness. To remediate the material weakness, during the fiscal year ended December 31, 2025, we:

- Established a project team to review, evaluate and remediate the material weakness.

- Retained a third-party firm to validate the design of newly implemented controls to remediate the material weakness.

- Restricted user and privileged access to our payroll system to ensure appropriate segregation of duties.

- Further implemented single sign-on user access for key financial systems.

- Enhanced key financial system user access reviews to ensure the completeness and accuracy of users.

- Further reviewed our system user access controls and implemented additional review controls as deemed necessary.

During the three months ended December 31, 2025, the Company completed its testing of the operating effectiveness of internal controls impacted by these remediation efforts and determined that the material weakness has been effectively remediated as of December 31, 2025.

Changes In Internal Control Over Financial Reporting

Other than those implemented to address the material weakness as described above, there have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Sonida Senior Living, Inc.
Dallas, Texas

Opinion on Internal Control over Financial Reporting

We have audited Sonida Senior Living, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years then ended, and the related notes and our report dated March 12, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the East Lake Acquisition, which was acquired in May 2025, the Alpharetta Acquisition, which was acquired in June 2025, and the Jasper Acquisition, which was acquired in September 2025, and which are included in the consolidated balance sheet of the Company as of December 31, 2025, and the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit), and cash flows for the year then ended. The East Lake Acquisition constituted 1% of total assets as of December 31, 2025 and 1% of total revenues for the year then ended. The Alpharetta Acquisition constituted 1% of total assets as of December 31, 2025 and 1% of total revenues for the year then ended. The Jasper Acquisition constituted 2% of total assets as of December 31, 2025 and 1% of total revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of these acquisitions. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of these acquisitions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Dallas, Texas

March 12, 2026

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 is incorporated by reference to the information under the headings "Election of Directors," "Board of Directors and Committees," "Executive Officers," and "General" in our definitive proxy statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 in connection with our 2026 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION.

The information required under Item 11 is incorporated herein by reference to the information under the headings "Executive Compensation Tables" and "2025 Director Compensation" in our definitive proxy statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 in connection with our 2026 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required under Item 12 is incorporated herein by reference to the information under the headings "Principal Stockholders and Stock Ownership of Management" and "Equity Compensation Plan Information" in our definitive proxy statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 in connection with our 2026 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required under Item 13 is incorporated herein by reference to the information under the headings "Certain Relationships and Related Person Transactions" and "Board of Directors and Committees" in our definitive proxy statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 in connection with our 2026 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required under Item 14 is incorporated herein by reference to the information under the heading "Fees Paid to Independent Auditors" in our definitive proxy statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 in connection with our 2026 Annual Meeting of Stockholders.

ITEM 15.   EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as part of this Annual Report on Form 10-K:

(5)   Financial Statements:

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K. See "Index to Financial Statements" at page F-1.

(2)   Financial Statement Schedules:

All schedules have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

(3)   Exhibits:

The following documents are filed as a part of this Annual Report on Form 10-K. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this Annual Report on Form 10-K have been omitted.

Exhibit Number	Description
2.1+	Agreement and Plan of Merger, dated as of November 4, 2025, by and among Sonida Senior Living, Inc., Sparti Merger Sub, Inc., SSL Sparti LLC, CHP Merger Corp. and CNL Healthcare Properties, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 5, 2025.)
3.1	Second Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 11, 2026.)
3.2	Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 8, 2013.)
3.3	Amendment to the Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 10, 2021.)
3.4	Second Amendment to the Second Amended and Restated Bylaws of the Registrant (Incorporated by Reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 26, 2024.)
3.5	Third Amendment to the Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 16, 2025.)
4.1†	2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on May 31, 2007.)
4.2†	First Amendment to 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on May 31, 2007.)
4.3†	Amended and Restated Second Amendment to the 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation, as amended (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 22, 2015.)

Exhibit Number	Description
4.4†	2019 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 15, 2019.)
4.5†	Amendment No. 1 to the 2019 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 4, 2021.)
4.6†	Amendment No. 2 to Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 28, 2022.)
4.7†	Amendment No. 3 to Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 16, 2023.)
4.8†	Amendment No. 4 to Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2024.)
4.9*	Description of the Company's securities.
10.1	Investment Agreement, dated as of November 4, 2025, by and among Sonida Senior Living, Inc. and Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., Conversant Dallas Parkway (A) LP and CPIF K Co-Invest SPT A, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 5, 2025.)
10.2	Investment Agreement, dated as of November 4, 2025, by and between Sonida Senior Living, Inc. and Silk Partners, LP (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 5, 2025.)
10.3	Amended and Restated Investor Rights Agreement, dated as of March 10, 2026, by and among Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP, Conversant Dallas Parkway (D) LP, Conversant Dallas Parkway (F) LP, Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., CPIF K Co-Invest SPT A, L.P., and Silk Partners, LP (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 11, 2026.)
10.4	Amended and Restated Registration Rights Agreement, dated as of March 10, 2026, by and among Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP, Conversant Dallas Parkway (D) LP, Conversant Dallas Parkway (F) LP, Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., CPIF K Co-Invest SPT A, L.P., Silk Partners, LP, and PF Investors, LLC (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 11, 2026.)
10.5	Warrant Agreement, dated as of November 3, 2021, by and among Capital Senior Living Corporation, Computershare Inc. and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 4, 2021.)
10.6†	Form of Outside Director's Restricted Share Unit Award Under the 2007 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 5, 2015.)

Exhibit Number	Description
10.7†	Employment Agreement by and between Sonida Senior Living, Inc. and Kevin Detz (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 19, 2022.)
10.8†	Amended and Restated Executive Employment Agreement, dated December 17, 2024, by and between Sonida Senior Living, Inc. and Brandon Ribar (Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 17, 2025.)
10.9	Waiver and Third Amendment to Master Credit Facility Agreement among Sonida Senior Living, Inc., Berkadia Commercial Mortgage LLC, Fannie Mae and affiliated borrower entities dated September 29, 2023 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 6, 2023.)
10.10	[Form of] Waiver and [First] Amendment to Multifamily Loan and Security Agreement by and among, Sonida Senior Living, Inc., [Berkadia Commercial Mortgage LLC], [Wells Fargo Bank, National Association], Fannie Mae and affiliated borrower entities dated September 29, 2023 (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 6, 2023.)
10.11	At-The-Market Issuance Sales Agreement, dated April 1, 2024, by and between Sonida Senior Living, Inc. and Mizuho Securities USA LLC (Incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 1, 2024.)
10.12	Omnibus Amendment to Multifamily Loan and Security Agreements, dated December 31, 2024, by and among each entity identified as a "Borrower" on Schedule 1 thereto, Sonida Senior Living, Inc., each entity identified as an "Original Lender" on Schedule 1 thereto, and Fannie Mae, the corporation duly organized under the Federal National Mortgage Association Charter Act (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 6, 2025.)
10.13†	Form of Performance Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 17, 2025.)
10.14†	Form of Restricted Stock Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 17, 2025.)
10.15†	Form of Outside Director's Restricted Stock Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 17, 2025.)
10.16†	Form of Outside Director's Restricted Share Unit Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 17, 2025.)
10.17†	Form of Shareholder Alignment Performance Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 17, 2025.)

Exhibit Number	Description
10.18†	Form of Performance Stock Unit Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 11, 2025.)
10.19†	Form of Restricted Stock Unit Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 11, 2025.)
10.20†	Form of Outside Director's Restricted Stock Unit Award Under the Sonida Senior Living, Inc. 2019 Omnibus Stock and Incentive Plan, as amended (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 11, 2025.)
10.21	Amended and Restated Term Loan Agreement, dated August 7, 2025, by and among Ally Bank, Sonida Senior Living, Inc. and affiliated borrower entities (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 13, 2025.)
10.22	Amended and Restated Credit Agreement, dated December 29, 2025, among Sonida Senior Living, Inc. and BMO Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2025.)
10.23*++	Increase and Joinder to Credit Agreement, dated March 5, 2026, by and among Sonida Senior Living, Inc., the guarantors party thereto, BMO Bank N.A., as administrative agent and swingline lender, the banks, financial institutions and other institutional lenders listed as lenders on the signature pages thereof as the lenders, the L/C Issuers party thereto and Goldman Sachs Bank USA.
10.24++	Bridge Loan Agreement, dated as of March 10, 2026, by and among Sonida Senior Living, Inc., as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, Royal Bank of Canada, as administrative agent, and BMO Bank N.A., as collateral agent (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 11, 2026.)
10.25†	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 11, 2026.)
10.26*	Master Credit Facility Agreement, by and between affiliated borrower entities signatory thereto and Berkadia Commercial Mortgage LLC, dated December 18, 2018.
10.27*	First Amendment to Master Credit Facility Agreement, dated June 18, 2019, by and among the affiliated borrower entities signatory thereto and Fannie Mae.
10.28*	Second Amendment to Master Credit Facility, dated July 30, 2019, by and among the affiliated borrower entities signatory thereto and Fannie Mae.
10.29	Preferred Stock Conversion and Warrant Extension Agreement, dated as of March 11, 2026, by and among Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 11, 2026.)
10.30	Amendment to Warrant Agreement, dated as of March 11, 2026, by and among Sonida Senior Living, Inc., Computershare Inc. and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 11, 2026.)

Exhibit Number	Description
19.1*	Sonida Senior Living, Inc. Policy on Insider Trading
21.1*	Subsidiaries of the Company
23.1*	Consent of BDO, USA P.C.
24.1	Power of Attorney (included in signature pages hereto)
31.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)
31.2*	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
32.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Sonida Senior Living, Inc. Compensation Recovery Policy (Incorporated by Reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 27, 2024.)
97.2	Sonida Senior Living, Inc. Supplemental Compensation Recovery Policy (Incorporated by reference to Exhibit 97.2 to the Company's Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 17, 2025.)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (included in Exhibit 101).

---

*   Filed herewith.

†   This exhibit constitutes a management contract or compensatory plan, contract, or arrangement.

+   The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

++   The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONIDA SENIOR LIVING, INC.

By: /s/   BRANDON M. RIBAR

    Brandon M. Ribar
    President, Chief Executive Officer and Director

Date: March 12, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Each person whose signature to this report appears below hereby appoints Brandon M. Ribar and Kevin J. Detz and each of them, any one of whom may act without the joinder of the other, as his or her attorney-in-fact to sign on his or her behalf, individually and in each capacity stated below, and to file all amendments to this report, which amendment or amendments may make such changes in and additions to the report as any such attorney-in-fact may deem necessary or appropriate.

Signature	Title	Date
/s/ BRANDON M. RIBAR Brandon M. Ribar	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 12, 2026
/s/ KEVIN J. DETZ Kevin J. Detz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 12, 2026
/s/ TIMOTHY J. COBER Timothy J. Cober	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 12, 2026
/s/ MICHAEL SIMANOVSKY Michael Simanovsky	Chairman of the Board	March 12, 2026
/s/ LILLY H. DONOHUE Lilly H. Donohue	Director	March 12, 2026
/s/ ROBERT GROVE Robert Grove	Director	March 12, 2026
/s/ BENJAMIN P. HARRIS Benjamin P. Harris	Director	March 12, 2026
/s/ JILL M. KRUEGER Jill M. Krueger	Director	March 12, 2026
/s/ SHMUEL S.Z. LIEBERMAN Shmuel S.Z. Lieberman	Director	March 12, 2026

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INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Sonida Senior Living, Inc.
Dallas, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sonida Senior Living, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of Impairment Charges for Long-Lived Assets

As described in Notes 3, 5 and 6 to the consolidated financial statements, the Company assessed $1.2 billion of long-lived assets for impairment during the year ended December 31, 2025, resulting in a total impairment charge of $12.5 million. The Company assesses its long-lived assets held for use for impairment whenever facts and circumstances suggest the carrying amount of its long-lived assets may not be recoverable from future cash flows.

If the carrying amount of a long-lived asset held for use exceeds its estimated undiscounted future cash flows, the Company recognizes an impairment charge for the amount in which the carrying amount exceeds fair value. During the year ended December 31, 2025, the Company recognized $7.8 million in impairment charges related to held for use communities.

Further, as described in Note 4 to the consolidated financial statements, the Company classified one community as held for sale as of December 31, 2025, following management's decision to divest the property and actively market it for sale.

If the carrying amount of a long-lived asset held for sale exceeds its estimated fair value, less estimated costs to sell, the Company recognizes an impairment charge for the amount in which the carrying value exceeds fair value, less estimated costs to sell. During the year ended December 31, 2025, the Company recognized a $4.7 million impairment charge related to the community classified as held for sale.

We identified the measurement of impairment loss for the one community held for sale and three of the communities held for use as a critical audit matter because of the significant assumptions and judgments used by management in estimating the fair value of these asset groups. Auditing management's significant assumptions and judgments used in the fair value estimates, including sales price, future cash flows of each community during the holding period, and capitalization rates, required a high degree of auditor judgment and increased audit effort.

The primary procedures we performed to address this critical audit matter included:

• Evaluating management's inputs used to develop the future cash flow estimates within the fair value model by comparing such inputs to historical operating results and publicly available industry and market outlook information.

• Utilizing professionals with specialized skills and knowledge in valuation to evaluate certain of the Company's significant assumptions, including sales price and capitalization rates used in the fair value estimates by comparing to publicly available market data.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2024.

Dallas, Texas

March 12, 2026

SONIDA SENIOR LIVING, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31,	
	2025	**2024**
Assets:		
Current assets:		
Cash and cash equivalents	$ 11,008	$ 16,992
Restricted cash	19,264	22,095
Accounts receivable, net of allowance for credit losses of $2.6 million and $7.9 million, respectively	18,611	18,965
Prepaid expenses and other assets	6,373	4,634
Assets held for sale	9,453	—
Derivative assets	8	1,403
Deferred issuance costs	13,163	—
Total current assets	77,880	64,089
Property and equipment, net	736,188	739,884
Investment in unconsolidated entity	8,789	10,943
Intangible assets, net	19,743	24,526
Other assets, net	2,245	2,479
Total assets [a]	$ 844,845	$ 841,921
Liabilities:		
Current liabilities:		
Accounts payable	$ 4,705	$ 9,031
Accrued expenses	71,663	45,024
Current portion of debt, net of deferred loan costs	7,291	15,486
Deferred income	7,275	5,361
Federal and state income taxes payable	292	243
Liabilities held for sale	13,529	—
Other current liabilities	379	470
Total current liabilities	105,134	75,615
Long-term debt, net of deferred loan costs	682,450	635,904
Other long-term liabilities	1,006	793
Total liabilities [a]	788,590	712,312
Commitments and contingencies (Note 13)		
Redeemable preferred stock:		
Series A convertible preferred stock, $0.01 par value; 41 shares authorized, 41 shares issued and outstanding as of December 31, 2025 and 2024	51,249	51,249
Equity:		
Sonida's shareholders' equity (deficit):		
Preferred stock, $0.01 par value:		
Authorized shares — 15,000 as of December 31, 2025 and 2024; none issued or outstanding, except Series A convertible preferred stock as noted above	—	—
Common stock, $0.01 par value:		
Authorized shares — 30,000 as of December 31, 2025 and 2024; 18,770 and 18,992 shares issued and outstanding as of December 31, 2025 and 2024, respectively	188	190
Additional paid-in capital	490,804	491,819
Retained deficit	(491,003)	(420,224)
Total Sonida shareholders' equity (deficit)	(11)	71,785
Noncontrolling interest:	5,017	6,575
Total equity	5,006	78,360
Total liabilities, redeemable preferred stock and equity	$ 844,845	$ 841,921

(a) The consolidated balance sheets include the following amounts related to our consolidated Variable Interest Entity (VIE): $1.8 million and $5.0 million of Cash and cash equivalents; $2.0 million and $1.5 million of Restricted cash; $0.4 million and $0.3 million of Accounts receivable, net; $28.8 million and $27.8 million of Property and equipment, net; $2.8 million and $4.7 million of Intangible assets, net; $1.0 million and $5.4 million of Accounts payable; $0.7 million and $0.9 million of Accrued expenses; $0.3 million and $0.2 million of Deferred income; $21.5 million and $21.3 million of Debt, net of deferred loan costs; and $0.1 million and $0.2 million of Other long-term liabilities, in each case, as of December 31, 2025 and 2024, respectively.

See accompanying notes to consolidated financial statements.

SONIDA SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2025	**2024**
	(In thousands, except per share data)	
Revenues:		
Resident revenue	$331,957	$267,849
Management fees	4,431	3,381
Managed community reimbursement revenue	44,753	33,096
Total revenues	381,141	304,326
Expenses:		
Operating expense	253,221	202,015
General and administrative expense	39,851	34,123
Transaction, transition and restructuring costs	16,231	5,874
Depreciation and amortization expense	56,768	44,051
Long-lived asset impairment	12,525	—
Managed community reimbursement expense	44,753	33,096
Total expenses	423,349	319,159
Other income (expense):		
Interest income	2,103	1,681
Interest expense	(38,635)	(36,990)
Gain on extinguishment of debt	—	48,536
Loss from equity method investment	(1,370)	(895)
Other income (expense), net	7,948	(540)
Loss before provision for income taxes	(72,162)	(3,041)
Provision for income taxes	(330)	(239)
Net loss	(72,492)	(3,280)
Less: Net loss attributable to noncontrolling interests	1,713	1,221
Net loss attributable to Sonida shareholders	(70,779)	(2,059)
Dividends on Series A convertible preferred stock	(5,637)	(2,818)
Undeclared dividends on Series A convertible preferred stock	—	(2,707)
Net loss attributable to common stockholders	$ (76,416)	$ (7,584)
Per share data:		
Basic net loss per share	$ (4.22)	$ (0.54)
Diluted net loss per share	$ (4.22)	$ (0.54)
Weighted average common shares outstanding — basic	18,087	14,109
Weighted average common shares outstanding — diluted	18,087	14,109

See accompanying notes to consolidated financial statements.

SONIDA SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years Ended December 31,	
	2025	2024
	(In thousands)	
Net loss	$(72,492)	$(3,280)
Comprehensive Loss	(72,492)	(3,280)
Less: Comprehensive loss attributable to noncontrolling interests	1,713	1,221
Comprehensive Loss attributable to common stockholders	$(70,779)	$(2,059)

See accompanying notes to consolidated financial statements.

SONIDA SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Sonida's Shareholders					
	Common Stock		Additional Paid-In Capital	Retained Deficit	Noncontrolling Interests	Total
	Shares	Amount				
				(In thousands)		
Balance as of December 31, 2023	8,178	$ 82	$302,992	$(418,165)	$ —	$(115,091)
Issuance of equity interest in consolidated entity	—	—	—	—	7,796	7,796
Issuance of common stock, net	10,524	105	190,431	—	—	190,536
Series A convertible preferred stock dividends	—	—	(2,818)	—	—	(2,818)
Undeclared dividends on Series A convertible preferred stock	—	—	(2,707)	—	—	(2,707)
Stock-based plan activity	290	3	(448)	—	—	(445)
Non-cash stock-based compensation ..	—	—	4,369	—	—	4,369
Net loss	—	—	—	(2,059)	(1,221)	(3,280)
Balance as of December 31, 2024	18,992	$190	$491,819	$(420,224)	$ 6,575	$ 78,360
Capital distributions to noncontrolling interest	—	—	—	—	(132)	(132)
Capital contributions from noncontrolling interest					287	287
Series A convertible preferred stock dividends	—	—	(5,637)	—	—	(5,637)
Stock-based plan activity	(222)	(2)	(427)	—	—	(429)
Non-cash stock-based compensation ..	—	—	5,049	—	—	5,049
Net loss	—	—	—	(70,779)	(1,713)	(72,492)
Balance as of December 31, 2025	18,770	$188	$490,804	$(491,003)	$ 5,017	$ 5,006

See accompanying notes to consolidated financial statements.

SONIDA SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
(In thousands)	2025	2024
Operating Activities		
Net loss	$(72,492)	$ (3,280)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	56,768	44,051
Amortization of deferred loan costs	1,562	1,619
Loss on derivative instruments, net	1,069	3,950
Gain on sale of assets, net	—	(192)
Long-lived asset impairment	12,525	—
Gain on extinguishment of debt	—	(48,536)
Loss from equity method investment	1,370	895
Provision for credit losses	3,329	2,596
Non-cash stock-based compensation expense	5,049	4,369
Other non-cash items	364	(35)
Changes in operating assets and liabilities:		
Accounts receivable	(2,975)	(13,543)
Prepaid expenses and other assets	4,485	(156)
Other assets, net	470	—
Accounts payable and accrued expenses	11,093	5,151
Federal and state income taxes payable	49	28
Deferred income	1,969	1,320
Customer deposits	(271)	(19)
Net cash provided by (used in) operating activities	24,364	(1,782)
Investing Activities		
Investments in unconsolidated entity	—	(22,409)
Return of investment in unconsolidated entity	785	10,571
Acquisition of new communities	(38,188)	(172,546)
Capital expenditures	(33,284)	(25,170)
Proceeds from sale of assets	—	631
Net cash used in investing activities	(70,687)	(208,923)
Financing Activities		
Proceeds from issuance of common stock, net of issuance costs	—	190,537
Proceeds from notes payable	18,082	56,040
Repayments of notes payable	(8,372)	(72,026)
Proceeds from revolving credit facility	49,550	68,705
Repayment of revolving credit facility	(14,500)	(8,705)
Capital contributions from noncontrolling investors in joint ventures	287	7,796
Distributions to noncontrolling investors in joint ventures	(132)	—
Dividends paid on Series A convertible preferred stock	(5,637)	(2,818)
Deferred loan costs paid	(1,212)	(3,726)
Purchase of derivative assets	(129)	(3,312)
Other financing costs	(429)	(449)
Net cash provided by financing activities	37,508	232,042
Increase (decrease) in cash and cash equivalents	(8,815)	21,337
Cash and cash equivalents and restricted cash at beginning of year	39,087	17,750
Cash and cash equivalents and restricted cash at end of year	$ 30,272	$ 39,087
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$ 37,290	$ 33,359
Income taxes paid, net—Texas	$ 277	$ 220
Non-cash investing and financing activities:		
Notes payable acquired through acquisitions	$ —	$ 21,690
Undeclared dividends on Series A convertible preferred stock	$ —	$ 2,707
Insurance financed through insurance notes payable	$ 6,224	$ 1,707
Non-cash additions of property and equipment	$ 729	$ 2,219
Non-cash right-of-use assets	$ 643	$ —

See accompanying notes to consolidated financial statements.

SONIDA SENIOR LIVING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Organization and Business**

Sonida Senior Living, Inc., a Delaware corporation (together with its subsidiaries, the "Company," "we," "our," "us," or "Sonida"), is a leading owner, operator and investor in independent living, assisted living and memory care communities and services for senior adults in the United States in terms of resident capacity. The Company owns, operates, manages and invests in senior housing communities throughout the United States. As of December 31, 2025, the Company owned, managed or invested in 96 senior housing communities in 20 states with an aggregate capacity of approximately 10,150 residents[1], including 84 owned senior housing communities (inclusive of four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity) and 12 communities that the Company managed on behalf of a third-party.

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of Sonida Senior Living, Inc., its wholly-owned subsidiaries, and other entities in which the Company has a controlling financial interest. All material intercompany balances and transactions have been eliminated in consolidation and net income (loss) is reduced by the portion of net income (loss) attributable to noncontrolling interests. The Company reports investments in unconsolidated entities over whose operating and financial policies it has the ability to exercise significant influence under the equity method of accounting.

The Company evaluates its potential variable interest entity ("VIE") relationships under certain criteria as provided for in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"). ASC 810 broadly defines a VIE as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity's activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. The Company performs this evaluation on an ongoing basis and consolidates any VIEs for which the Company is determined to be the primary beneficiary, as determined by the Company's power to direct the VIEs activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. As of December 31, 2025 and 2024, the Company has a joint venture, Stone JV LLC ("Stone JV") which is treated as an unconsolidated entity. See "Note 4 –Investments, Acquisitions and Assets Held for Sale."

As of December 31, 2025, the Company is a 51% owner in two joint ventures (collectively, the "Palatine JVs") with affiliates of Palatine Capital Partners. The Company has evaluated its investment in the Palatine JVs under ASC 810. The Company has determined that it has the power to direct the activities of the VIE that most significantly impact its economic performance and is the primary beneficiary of the VIE in accordance with ASC 810. Accordingly, the Company has consolidated the activity of the Palatine JVs into its consolidated financial statements for the periods ended December 31, 2025 and 2024. See "Note 4 –Investments, Acquisitions and Assets Held for Sale."

2. **CHP Merger**

Strategic Merger with CNL Healthcare Properties, Inc.

On March 11, 2026, pursuant to a definitive agreement and plan of merger dated November 4, 2025 (the "Merger Agreement"), by and among the Company, SSL Sparti LLC, a Delaware limited liability company and a

---

[1] Capacity disclosures in these footnotes to the consolidated financial statements are outside the scope of our independent registered accounting firm's audit.

wholly owned subsidiary of the Company ("Holdco"), SSL Sparti Property Holdings Inc., a Maryland corporation and a wholly owned subsidiary of Holdco (f/k/a Sparti Merger Sub, Inc., "SNDA Merger Sub"), CNL Healthcare Properties, Inc., a Maryland corporation ("CHP"), and CHP Merger Corp., a Maryland corporation and a wholly owned subsidiary of CHP ("CHP Merger Sub"), the Company completed the acquisition of CHP through a series of steps ending with a forward merger of CHP with and into SNDA Merger Sub, with SNDA Merger Sub surviving the merger (the "CHP Merger"). As a result of the CHP Merger, the Company acquired 100% of the outstanding shares of CHP. The transactions contemplated by the Merger Agreement are collectively referred to herein as the "Merger Transactions".

Pursuant to the Merger Agreement, each share of common stock of CHP, par value $0.01, was cancelled and converted into the right to receive (i) $2.32 in cash and 0.1318 shares of common stock of the Company, par value $0.01 ("Sonida Common Stock"), which was determined by dividing (a) $4.58 by (b) the volume weighted average trading price ("VWAP"), of Sonida Common Stock during a measurement period prior to the closing date, subject to a collar of 15% below the transaction reference price for the Sonida Common Stock of $26.74 (the "Transaction Reference Price") and 30% above the Transaction Reference Price. Since the VWAP during the measurement period was $35.93, the 0.1318 exchange ratio was calculated by dividing $4.58 by $34.76, being the high end of the collar.

In connection with the issuance of Sonida Common Stock to the former CHP shareholders and certain equity financing transactions, on February 26, 2026, the Company amended its Amended and Restated Certificate of Incorporation, pursuant to that certain Eighth Certificate of Amendment to the Amended and Restated Certificate of Incorporation, to increase the authorized number of shares of Sonida Common Stock to 100.0 million.

On November 5, 2025, the Company provided an irrevocable standby letter of credit in the amount of $15.0 million to CHP in partial support of a potential termination fee if needed. As of December 31, 2025, the $15.0 million letter of credit was outstanding with an interest rate of 2.5%. On March 11, 2026, the standby letter of credit was cancelled in conjunction with the closing of the Merger Transactions.

Financing of the Merger Transactions

On December 29, 2025, the Company amended and restated its revolving credit facility (as further amended on March 5, 2026, the "A&R Credit Agreement") to, among other things, provide for permanent debt financing ("Permanent Financing") to fund a portion of the cash consideration necessary for the CHP Merger, which amendments were subject to and conditioned upon the consummation of the CHP Merger. The A&R Credit Agreement increased the available commitments under the revolving credit facility to $405 million, extended the maturity thereof to March 10, 2030, reduced the leverage-based pricing matrix to between Secured Overnight Financing Rate ("SOFR") plus 1.35% margin and SOFR plus 2.00% margin, expanded the lenders, and effected certain other changes (the "New Revolving Credit Facility"). In addition, under the A&R Credit Agreement, the Company incurred $525 million in new term loans in two equal tranches (the "Term Loan Facility"). The Term Loan Facility is comprised of a three-year tranche that matures March 10, 2029 and a five-year tranche that matures March 10, 2031. The Term Loan Facility is subject to a leverage-based pricing matrix between SOFR plus 1.30% margin and SOFR plus 1.95% margin. The A&R Credit Agreement has a $320 million accordion feature to provide for future liquidity needs of the Company. The Company entered into a SOFR-based interest rate cap ("IRC") to reduce exposure to the variable interest rate fluctuations associated with the Term Loan Facility. The IRC has a total cost of $0.6 million, an aggregate notional amount of $262.5 million, a 36-month term and an interest rate of 4.50%.

On March 10, 2026, in order to fund the remaining portion of the cash consideration required for the CHP Merger, the Company incurred $270.0 million in loans under a 364-day senior secured bridge loan (the "Bridge Facility"). The Bridge Facility matures on March 9, 2027 and is subject to a leverage-based pricing matrix between SOFR plus 1.35% margin and SOFR plus 2.00% margin. The Permanent Financing and the Bridge Facility are subject to customary guarantees and security provisions, events of default, corporate covenants and borrowing base availability requirements. The Company entered into a SOFR-based IRC to reduce exposure to the variable interest rate fluctuations associated with the Bridge Facility. The IRC has a total cost of

$35 thousand, an aggregate notional amount of $270 million, a 12-month term and an interest rate of 4.25%. See "Note 9–Debt" in the Notes to Consolidated Financial Statements.

In connection with the Merger Transactions, the Company has incurred and accrued deferred costs of $13.2 million which are included in Deferred costs on the consolidated balance sheets as of December 31, 2025.

Equity Financing

On November 4, 2025, Sonida entered into (i) an investment agreement (the "Conversant Investment Agreement") with certain affiliates of Conversant (the "Conversant Investors"), pursuant to which the Conversant Investors agreed to fund an aggregate amount of $100.0 million in exchange for the issuance of 3,739,716 shares of Sonida Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act at $26.74 per share, immediately prior to the CHP Merger, and (ii) an investment agreement (the "Silk Investment Agreement" and, together with the Conversant Investment Agreement, collectively, the "Investment Agreements") with Silk (the Conversant Investors and Silk, together, the "Equity Investors") pursuant to which Silk agreed to fund an aggregate amount of $10.0 million in exchange for the issuance of 373,972 shares of Sonida Common Stock in a private placement at $26.74 per share on substantially the same terms as in the Conversant Investment Agreement (collectively, the "Equity Financing"). On March 11, 2026, the Company issued 4,113,688 shares of Sonida Common Stock to the Equity Investors. Sonida used the proceeds from the Equity Financing pursuant to the Investment Agreements to fund a portion of the cash consideration required for the consummation of the transactions under the Merger Agreement. Under the Investment Agreements, Sonida provided to the Equity Investors representations and warranties substantially similar to those under the Merger Agreement, and the Equity Investors provided to Sonida customary representations and warranties for a private financing of this type. The Equity Investors and Sonida are subject to compliance with customary covenants under the Investment Agreements, subject to the Equity Investors' consent (not to be unreasonably withheld, conditioned or delayed). The parties have provided mutual indemnities for breach of certain representation and warranties and post-closing covenants capped at the applicable purchase price paid by each of the Equity Investors. Under the Investment Agreements, Sonida was responsible for the Equity Investors' reasonable and documented legal and other out-of-pocket expenses in connection with the Equity Financing (not to exceed, $2.0 million with respect to the Conversant Investors and $0.2 million with respect to Silk).

In connection with the closing of the Equity Financing, (i) Conversant and certain other entities affiliated with Conversant that are current Company shareholders, Silk and the Company entered into an amended and restated investor rights agreement, and (ii) the Conversant Parties, Silk, PF Investors, LLC and the Company entered into an amended and restated registration rights agreement.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related footnotes. These estimates include such items related to the accounting for: income taxes, including assessments of probabilities of realization of income tax benefits; other contingencies; allowances for credit losses; impairment of long-lived assets, including applicable cash flow projections, holding periods and fair value evaluations; stock-based compensation; fair values of assets and liabilities acquired in asset acquisitions, fair values of our equity method investments; and depreciation and amortization, including determination of estimated useful lives. Management bases its estimates and assumptions on historical experience, observance of industry trends and various other sources of information and factors, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. The Company has deposits in banks that exceed Federal Deposit

Insurance Corporation insurance limits. Management believes that credit risk related to these deposits is minimal. Restricted cash consists of reserve accounts for property insurance, real estate taxes, capital expenditures, derivative, and debt service required by certain loan agreements. In addition, restricted cash includes deposits required by certain counterparties as collateral pursuant to letters of credit which must remain so long as the letters of credit are outstanding, which are subject to renewal annually.

The following table sets forth our cash and cash equivalents and restricted cash (in thousands):

	Years Ended December 31,	
	2025	2024
Cash and cash equivalents	$11,008	$16,992
Restricted cash:		
Property tax and insurance reserves	6,606	6,156
Lender reserves	3,780	6,013
Capital expenditures reserves	5,354	6,210
Deposits pursuant to outstanding letters of credit	3,524	3,524
Other reserves	—	192
Total restricted cash	19,264	22,095
Total cash, cash equivalents, and restricted cash	$30,272	$39,087

Long-Lived Assets and Impairment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The Company continuously reviews the carrying value of its property and equipment to determine if facts and circumstances suggest that they may be impaired or that the depreciation period may need to be changed. The Company considers internal factors, such as net operating losses, along with external factors relating to each asset, including contract changes, local market developments, and other publicly available information to determine whether impairment indicators exist.

If an indicator of impairment is identified, recoverability of an asset group is assessed by comparing its carrying amount to the estimated future undiscounted net cash flows expected to be generated by the asset group through operation or disposition, calculated utilizing the lowest level of identifiable cash flows. If this comparison indicates that the carrying amount of an asset group is not recoverable, the Company estimates fair value of the asset group and records an impairment loss when the carrying amount exceeds fair value. The Company recognized non-cash impairment charges of $12.5 million to its "Property and equipment, net" during the year ended December 31, 2025, related to four owned communities. See "Note 5–Impairment of Long-Lived Assets." There were no impairments on long-lived assets during the year ended December 31, 2024.

In evaluating our long-lived assets for impairment, we undergo continuous evaluations of property level performance and real estate trends, and management makes several estimates and assumptions, including, but not limited to, the projected date of disposition, estimated sales price and future cash flows of each property during our estimated holding period. If our analysis or assumptions regarding the projected cash flows expected to result from the use and eventual disposition of our properties change, we incur additional costs and expenses during the holding period, or our expected hold periods change, we may incur future impairment losses.

Assets and Liabilities Held for Sale

Long-lived assets or disposal groups are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition, and a sale is probable within one year after the end of the applicable reporting period. Upon classification, the related assets and liabilities are presented separately in the consolidated balance sheets. Once the Company has classified assets as held for sale, it no longer recognizes depreciation on the assets.

Disposal groups are measured at the lower of their carrying amount or estimated fair value less costs to sell. The Company reassesses assets classified as held for sale each reporting period to ensure they continue to meet the held-for-sale criteria and are recorded at the lower of carrying amount or estimated fair value less estimated disposal costs. Fair values are typically estimated using market analysis, industry trends, and recent comparable sales. See "Note 4 –Investments, Acquisitions and Assets Held for Sale."

Deferred Issuance Costs

Deferred issuance costs are deferred debt and equity issuance costs, which primarily consist of advisor, legal, and other third-party fees directly related to issuing debt and equity instruments, are capitalized as assets in our consolidated balance sheets as incurred. We incurred such costs in connection with the debt financings affiliated with the Merger Transactions and the Equity Financing during the year ended December 31, 2025. Upon closing of the related transactions, these deferred issuance costs are generally offset against the specific issuance proceeds. Debt issuance costs are subsequently amortized over the term of the financing agreement as interest expense on the consolidated statements of operations.

Leases

We determine if a contract contains a lease at its inception based on whether or not the Company has the right to control the asset during the contract period and other facts and circumstances. We are the lessee in a lease contract when we obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and are included in other assets, net in our consolidated balance sheets. Operating lease liabilities represent our obligation to make lease payments arising from the lease and are included in other current liabilities and other long-term liabilities in our consolidated balance sheet. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. When determining the lease term, we include renewal or termination options that we are reasonably certain to exercise. Leases with a lease term of 12 months or less at inception are not recorded in our consolidated balance sheets. Operating lease expense is recognized on a straight-line basis over the lease term in our consolidated statements of operations. As the rates implicit in our leases are not readily determinable, we use our local incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. When our contracts contain lease and non-lease components, we account for both components as a single lease component.

Acquisitions

We make certain judgments to determine whether a transaction should be accounted for as a business combination or an asset acquisition. These judgments include the assessment of the inputs, processes, and outputs associated with an acquired set of activities and whether the fair value of total assets acquired is concentrated to a single identifiable asset or group of similar assets. We account for a transaction as a business combination when the assets acquired include inputs and one or more substantive processes that, together, significantly contribute to the ability to create outputs and the total fair value of the assets acquired are not concentrated to a single identifiable asset or group of similar assets. Otherwise, we account for the transaction as an asset acquisition.

Upon the acquisition of new communities accounted for as an acquisition of assets, we recognize the assets acquired and the liabilities assumed as of the acquisition date, measured at their relative fair values using Level 3 inputs at the date of acquisition including replacement costs and market data, as well as Level 3 inputs including estimates of appropriate discount rates and capitalization rate once we have determined the fair value of each of these assets and liabilities. Relative fair values may be based on appraisals, internal analyses of recently acquired and existing comparable properties in the Company's portfolio, other market data, and internal marketing and leasing activities. The acquisition date is the date on which we obtain control of the real estate property. The assets acquired and liabilities assumed consist of land, inclusive of associated rights, buildings, assumed debt, and identified intangible assets and liabilities. Above-market and below-market in-place lease values are recorded based on the net present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) Sonida's estimate of the fair market lease rates for the corresponding in-place lease measured over a period equal to the remaining non-cancelable terms of the leases (including the below-market fixed-rate renewal period, if applicable). Favorable above-market in-place leases represent the value of the contractual monthly rental payments that are more than the current market rent at communities as acquired in recent acquisitions. Unfavorable below-market in-place leases represent the value of the contractual monthly rental payments that are less than the current market rent at communities as acquired in recent acquisitions. Above-market and below-market in-place leases are amortized to resident revenue on a straight-line basis over their estimated remaining lease terms, and are included in other long-term liabilities on the accompanying consolidated balance sheets. Additionally, acquired in-place lease intangibles representing market estimates to lease up the property based on leases in place at the time of acquisitions. These in-place lease intangibles are amortized to depreciation and amortization expense on a straight-line basis over their estimated remaining lease terms and are included in intangible assets, net on the accompanying consolidated balance sheets.

Investment in Unconsolidated Entities

The Company reports investments in unconsolidated entities that it has the ability to exercise significant influence under the equity method of accounting. The initial carrying amount of investments in unconsolidated entities is based on the amount paid to purchase the investment. The Company's reported share of earnings from an unconsolidated entity is adjusted for the impact, if any, of basis differences between its carrying amount of the equity investment and its share of the investment's underlying assets. The portion of the basis difference that is attributable to our equity-method goodwill is not amortized. Distributions received from an investee are recognized as a reduction in the carrying amount of the investment. The Company presents the net income/loss from unconsolidated entities in "Loss from equity method investment" in its Consolidated Statements of Operations.

The Company evaluates the realization of its investments in ventures accounted for using the equity method if circumstances indicate that the Company's investments are other than temporarily impaired. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. If the Company determines that an equity method investment is other than temporarily impaired, it is recorded at its fair value with an impairment charge recognized in asset impairment expense for the difference between its carrying amount and fair value.

Fair Value Measurement

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs – Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company's other financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative financial instruments, long-term debt, and liabilities held for sale. The carrying value of the Company's accounts receivable, accounts payable, and accrued expenses approximates fair value due to their highly liquid nature, short-term maturity, or competitive rates assigned to these financial instruments. See "Note 15–Fair Value."

The Company adjusts the carrying amount of certain non-financial assets to fair value on a non-recurring basis when they are impaired.

Derivatives and Hedging

The Company uses derivatives as part of our overall strategy to manage our exposure to market risks associated with the fluctuations in interest rates. We are also required to enter into interest rate derivative instruments in compliance with certain debt agreements. We regularly monitor the financial stability and credit standing of the counterparties to our derivative instruments. We do not enter into derivative financial instruments for trading or speculative purposes. We record all derivatives at fair value. As of December 31, 2025 and 2024, our derivative instruments consisted of interest rate caps that were not designated as hedge instruments. Changes in fair value of undesignated hedge instruments are recorded in current period earnings as interest expense. See "Note 16–Derivatives and Hedging."

Stock-Based Compensation Plans

The Company applies the provisions of ASC 718, *Compensation—Stock Compensation*, in its accounting and reporting for stock-based compensation. ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. All unvested options outstanding under the Company's option plans have grant prices equal to the market price of the Company's stock on the dates of grant. Compensation cost for restricted stock and restricted stock units is determined based on the fair market value of the Company's stock at the date of grant. Stock-based compensation expense is generally recognized over the required service period, or over a shorter period when employee retirement eligibility is a factor. The Company recognizes forfeitures as they occur. See "Note 11–Stock-Based Compensation."

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was approximately $1.1 million and $0.9 million for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

Income taxes are computed using the asset and liability method and current income taxes are recorded based on amounts refundable or payable in the current year. The effective tax rates for fiscal year 2025 and 2024 differ from the statutory tax rates due to state income taxes, permanent tax differences, and changes in the deferred tax asset valuation allowance.

Deferred income taxes are recorded based on the estimated future tax effects of loss carryforwards and temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which the Company expects those carryforwards and temporary differences to be recovered or settled. Management regularly evaluates the future realization of deferred tax assets and provides a valuation allowance, if considered necessary, based on such evaluation. As part of the evaluation, management has evaluated taxable income in carryback years, future reversals of taxable temporary differences, feasible tax planning strategies, and future expectations of income.

The Company evaluates uncertain tax positions through consideration of accounting and reporting guidance on criteria, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different companies. The Company is required to recognize a tax benefit in its financial statements for an uncertain tax position only if management's assessment is that its position is "more likely than not" (i.e., a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. The Company's policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as income tax expense.

On July 4, 2025, H.R. 1, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States, introducing broad tax reform changes including restoring 100% bonus depreciation, revisions to business interest expense limitation under Section 163(j), and changing the computation of taxes related to international operations. The OBBBA did not have a material impact on our consolidated financial statements.

Revenue Recognition

Resident revenue consists of fees for basic housing and certain support services and fees associated with additional housing and expanded support requirements such as assisted living care, memory care, and ancillary services. Basic housing and certain support services revenue is recorded when services are rendered, and amounts billed are due from residents in the period in which the rental and other services are provided. Residency agreements are generally short term in nature with durations of one year or less and are typically terminable by either party, under certain circumstances, upon providing 30 days' notice, unless state law provides otherwise, with resident fees billed monthly in advance. Revenue for certain ancillary services is recognized as services are provided, and includes fees for services such as medication management, daily living activities, beautician/barber, laundry, television, guest meals, pets, and parking which are generally billed monthly in arrears. The Company has elected the lessor practical expedient within ASC 842, Leases, not to separate the lease and nonlease components within our resident agreements as the timing and pattern of transfer to the resident are the same. The Company has determined that the nonlease component is the predominant component within the contract and recognizes revenue under ASC 606, *Revenue Recognition from Contracts with Customers*.

The Company's senior housing communities have residency agreements that generally require the resident to pay a community fee and other amounts prior to moving into the community, which are initially recorded by the Company as deferred revenue. Community fees are recognized evenly over the term of the residency agreements which is generally 12 months. The Company had contract liabilities for deferred fees paid by our residents prior to the month housing and support services were to be provided totaling approximately $7.3 million and $5.4 million, respectively, which is reported as deferred income within current liabilities of the Company's Consolidated Balance Sheets as of December 31, 2025 and 2024. As of December 31, 2025, $5.4 million of deferred revenue has been recognized from the year ended December 31, 2024. As of December 31, 2024, $4.1 million of deferred revenue was recognized from the year ended December 31, 2023.

Revenues from the Medicaid program accounted for approximately 7.7% and 10.1% of the Company's revenue in fiscal years 2025 and 2024, respectively. Accordingly, these communities were entitled to reimbursement under the Medicaid program at established rates that were lower than private pay rates. Resident revenues for Medicaid residents were recorded at the reimbursement rates as the rates were set prospectively by the applicable state upon the filing of an annual cost report.

Laws and regulations governing the Medicaid program are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on its Consolidated Financial Statements. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicaid program.

The Company has management agreements whereby it manages certain communities on behalf of third-party owners and certain community investments under contracts that provide for periodic management fee payments to the Company. The Company has determined that all community management activities are a single performance obligation, which is satisfied over time as the services are rendered. Such revenue is included in "management fees" on the Company's Consolidated Statements of Operations. The Company is also reimbursed by the owners of the communities for costs incurred. Such revenue is included in "managed community reimbursement revenue" on the Company's Consolidated Statements of Operations. The related costs are included in "managed community reimbursement expense" on the Company's Consolidated Statements of Operations.

Revenue for the years ended December 31, 2025 and 2024 is comprised of the following components (in thousands):

	Years Ended December 31,	
	2025	2024
Housing and support services	$328,197	$264,694
Community fees	2,391	1,945
Ancillary services	1,369	1,210
Resident revenue	331,957	267,849
Management fees	4,431	3,381
Managed community reimbursement revenue	44,753	33,096
Total revenues	$381,141	$304,326

Community fees, ancillary services, management fees, and community reimbursement revenue represent revenue from contracts with customers in accordance with GAAP.

Credit Risk and Allowance for Credit Losses

The Company's resident receivables are generally due within 30 days after the date billed. Accounts receivable are reported net of an allowance for credit losses of $2.6 million and $7.9 million as of December 31, 2025 and 2024, respectively, and represent the Company's estimate of the amount that ultimately will be collected. The adequacy of the Company's allowance for credit losses is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance, as necessary. Credit losses on resident receivables have historically been within management's estimates, and management believes that the allowance for credit losses adequately provides for expected losses.

Concentration of Credit Risk and Business Risk

Substantially all of our revenues are derived from senior living communities we own and senior living communities that we manage. Senior living operations are particularly sensitive to adverse economic, social and competitive conditions and trends, including the effects of pandemics, which have previously adversely affected our business, financial condition, and results of operations. We have a concentration of owned properties operating in Texas (20), Indiana (12), Ohio (12) and Florida (8), which represented approximately 22%, 13%, 18%, and 10%, respectively, of our resident revenues for the year ended December 31, 2025 and approximately 23%, 17%, 19%, and 5%, respectively, of our resident revenues for the year ended December 31, 2024.

Employee Retention Credits

The Company filed for employee retention credits ("ERC") with the Internal Revenue Service in November 2023. The ERC is a tax credit for businesses that had certain employee costs and were affected by the coronavirus pandemic under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). During the year ended December 31, 2025, the Department of Treasury notified the Company of ERCs awarded under the CARES Act. The Company recognized gross ERC received of $10.7 million as other income on the accompanying consolidated statements of operations for the year ended December 31, 2025. The Company did not receive any funds from the ERC for the year ended December 31, 2024.

Self-Insurance Liability Accruals

The Company offers full-time employees an option to participate in its health and dental plans. The Company is self-insured up to certain limits and is insured if claims in excess of these limits are incurred. The cost of employee health and dental benefits, net of employee contributions, is shared between the corporate office and the senior housing communities based on the respective number of plan participants. Contributions collected are used to pay the actual program costs, including estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by the plans. Claims are paid as they are submitted to the Company's third-party administrator. The Company records a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims. Additionally, the Company may be liable for an Employee Shared Responsibility Payment ("ESRP") pursuant to the Patient Protection and Affordable Care Act. The ESRP is applicable to employers that (i) had 50 or more full-time equivalent employees, (ii) did not offer minimum essential coverage ("MEC") to at least 70% of full-time employees and their dependents, or (iii) did offer MEC to at least 70% of full-time employees and their dependents that did not meet the affordable or minimum value criteria and had one or more full-time employees certified as being allowed the premium tax credit. The Internal Revenue Service ("IRS") determines the amount of the proposed ESRP from information returns completed by employers and from income tax returns completed by such employers' employees. Management believes that the recorded liabilities and reserves established for outstanding losses and expenses are adequate to cover the ultimate cost of losses and expenses incurred as of December 31, 2025. It is possible that actual claims and expenses may differ from established reserves. Any subsequent changes in estimates are recorded in the period in which they are determined.

The Company uses a combination of insurance and self-insurance for workers' compensation. Determining the reserve for workers' compensation losses and costs that the Company has incurred as of the end of a reporting period involves significant judgments based on projected future events, including among other factors, potential settlements for pending claims, known incidents which may result in claims, estimates of incurred but not yet reported claims, changes in insurance premiums and estimated litigation costs. The Company regularly adjusts these estimates to reflect changes in the foregoing factors. However, since this reserve is based on estimates, it is possible the actual expenses incurred may differ from the amounts reserved. Any subsequent changes in estimates are recorded in the period in which they are determined.

Net Income (Loss) Per Common Share

The Company uses the two-class method to compute net income (loss) per common share because the Company as of December 31, 2025 and 2024 had issued securities (Series A Preferred Stock) that entitled the holder to participate in dividends and earnings of the Company. Under this method, net income is reduced by the amount of any dividends earned during the period. The remaining earnings (undistributed earnings) are allocated based on the weighted-average shares outstanding of common stock and Series A Preferred Stock (on an if-converted basis) to the extent that each preferred security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to common stock is then divided by the weighted average number of shares of common stock outstanding to which the earnings are allocated to determine the earnings per share. The two-class method is not applicable during periods with a net loss, as the holders of the participating securities, including Series A Preferred Stock, have no obligation to fund losses.

Diluted net income (loss) per common share is computed under the two-class method by using the weighted-average number of shares of common stock outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options, stock based compensation awards and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding Series A Preferred Stock under the "if-converted" method when calculating diluted earnings per share, in which it is assumed that the outstanding Series A Preferred Stock converts into common stock at the beginning of the period or when issued, if later. The Company reports the more dilutive of the approaches (two class or "if-converted") as its diluted net income per share during the period.

The following table sets forth the computation of basic and diluted net loss per common share (in thousands, except for per share amounts):

| | Years Ended December 31, | |
	2025	2024
Basic net loss per common share calculation:		
Net loss attributable to Sonida shareholders	$(70,779)	$(2,059)

	Years Ended December 31,	
	2025	**2024**
Less: Dividends on Series A Convertible Preferred Stock . . .	(5,637)	(2,818)
Less: Undeclared dividends on Series A Preferred Stock	—	(2,707)
Net loss attributable to common stockholders	$(76,416)	$(7,584)
Weighted average shares outstanding — basic	18,087	14,109
Basic net loss per share	$ (4.22)	$ (0.54)
Diluted net loss per common share calculation:		
Net loss attributable to common stockholders	$(76,416)	$(7,584)
Weighted average shares outstanding — diluted	18,087	14,109
Diluted net loss per share	$ (4.22)	$ (0.54)

The following weighted-average shares of securities were not included in the computation of diluted net loss per common share as their effect would have been antidilutive:

	Years Ended December 31,	
(shares in thousands)	**2025**	**2024**
Series A Preferred Stock (if converted)	1,281	1,256
Warrants	1,031	1,031
Restricted stock awards	765	941
Restricted stock units	145	4
Stock options	10	10
Total	3,232	3,242

Redeemable Preferred Stock

The Company's Series A Preferred Stock is convertible outside of our control and is classified as mezzanine equity. The Series A Preferred Stock was initially recorded at fair value upon issuance, net of issuance costs and discounts. The holders of our Series A Preferred Stock are Conversant and related affiliates, ("Conversant Preferred Investors"), and are entitled to vote with the holders of common stock on all matters submitted to a vote of stockholders of the Company. As such, the Conversant Preferred Investors, in combination with their common stock ownership as of December 31, 2025 and 2024, have voting rights in excess of 50% of the Company's total voting stock. It is deemed probable that the Series A Preferred Stock could be redeemed for cash by the Conversant Preferred Investors, and as such the Series A Preferred Stock is required to be remeasured and adjusted to its maximum redemption value at the end of each reporting period. However, to the extent that the maximum redemption value of the Series A Preferred Stock does not exceed the fair value of the shares at the date of issuance, the shares are not adjusted below the fair value at the date of issuance. As of December 31, 2025 and December 31, 2024, the Series A Preferred Stock is carried at the maximum redemption value. The Series A Preferred Stock does not have a maturity date and, therefore, is considered perpetual.

Dividends on redeemable Series A Preferred Stock are recorded to retained earnings or additional paid-in capital if retained earnings is an accumulated deficit. Dividends are cumulative, and any declaration of dividends is at the discretion of the Board. If the Board does not declare a dividend in respect of any dividend payment date, the amount of such accrued and unpaid dividend is added to the liquidation preference and compounds quarterly thereafter. During the year ended December 31, 2025, the Board declared dividends for all four fiscal quarters, and accordingly, no amount was added to the liquidation preference. During the year ended December 31, 2024, the Board declared dividends on the last two fiscal quarters, but did not declare any dividends for the first two fiscal quarters, and accordingly, an aggregate of $2.7 million was added to the liquidation preference of the Series A Preferred Stock during such period, effectively increasing the carrying value of the redeemable preferred stock. See "Note 10–Securities Financing."

See "Note 20–Subsequent Events."

Segment Information

The Company evaluates the performance of its senior living communities and allocates resources based on current operations and market assessments on a property-by-property basis. The Company does not have a concentration of operations geographically or by product or service as its management functions are integrated at the property level. The Company has determined that its owned communities meet the criteria in ASC Topic 280, *Segment Reporting*, to be aggregated into one reporting segment. As such, the Company has one reportable segment.

Reclassifications

Certain amounts previously reflected in the prior year consolidated financial statements have been reclassified to conform to our December 31, 2025 presentation. The consolidated statements of operations as of December 31, 2024 reflects reclassifying transactions, transition and restructuring costs from "General and administrative expense" to "Transaction, transition and restructuring costs."

Off-Balance Sheet Arrangements

On November 5, 2025, the Company provided an irrevocable standby letter of credit in the amount of $15.0 million to CHP in partial support of any termination fee payable by the Company under the Merger Agreement if needed. As of December 31, 2025, the $15.0 million letter of credit was outstanding. On March 11, 2026, the standby letter of credit was cancelled in conjunction with the closing of the Merger Transactions. The Company had no material off-balance sheet arrangements as of December 31, 2024.

Recently Adopted Accounting Pronouncements

Income Tax Disclosures

In 2025, we adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* on a prospective basis. The amendments require disclosure of specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold and further disaggregation of income taxes paid for individually significant jurisdictions. See "Note 12–Income Taxes".

Recently Issued Accounting Pronouncements Not Yet Adopted

Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The ASU introduces a practical expedient to calculating current expected credit loss by assuming that the current conditions as of the balance sheet date will not change for the remaining life of the asset. This expedient can only be applied to current accounts receivable and current contract assets. This update is effective for annual reporting periods beginning after December 15, 2025 and interim periods within those annual periods, and this update is applied prospectively. Early adoption is permitted in both interim and annual periods in which financials have not been issued. The Company is evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.

Improvements to Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses (Topic 220)*. The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions.

The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures where applicable being included in our consolidated financial statements once adopted. We are currently evaluating the provisions of this ASU.

4. Investments, Acquisitions and Assets Held for Sale

The Jasper Acquisition

In September 2025, the Company acquired one senior living community located in Mansfield, Texas for a purchase price of $15.6 million plus transaction costs of $0.1 million. The asset acquisition was recorded at relative fair value. The Company recorded $14.2 million in "Property and equipment, net" for tangible assets purchased and $1.5 million in "Intangible assets, net" for in-place leases in the Company's consolidated balance sheets as of December 31, 2025.

Alpharetta Acquisition

In June 2025, the Company acquired one senior living community located in Alpharetta, Georgia for a purchase price of $11.0 million plus transaction costs of $0.2 million. The asset acquisition was recorded at relative fair value. The Company recorded $9.2 million in "Property and equipment, net" for tangible assets purchased; $2.1 million in "Intangible assets, net" for in-place leases; and $0.1 million in "Other long-term liabilities" for below market leases in the Company's consolidated balance sheets as of December 31, 2025.

East Lake Acquisition

In May 2025, the Company acquired one senior living community located in Tarpon Springs, Florida for a purchase price of $11.0 million plus transaction costs of $0.3 million. The asset acquisition was recorded at relative fair value. The Company recorded $9.9 million in "Property and equipment, net" for tangible assets purchased; $1.6 million in "Intangible assets, net" for in-place leases; and $0.2 million in "Other long-term liabilities" for below market leases in the Company's consolidated balance sheets as of December 31, 2025. The Company mortgaged the property with a $9.0 million loan. See "Note 9–Debt."

Cincinnati Acquisition

On December 31, 2024, the Company closed on the acquisition of an unoccupied single senior living community located in Cincinnati, Ohio for a purchase price of $16.3 million plus transaction costs of $0.1 million. Sonida funded the transaction with $18.3 million of senior mortgage debt, including $2.0 million for capital expenditure investment into the facility. The non-recourse mortgage has an 84-month term and 24-month interest waiver, with a 3% fixed interest-only rate thereafter.

The asset acquisition was recorded at relative fair value. The Company recorded $16.4 million in "Property and equipment, net" for tangible assets purchased in the Company's consolidated balance sheets. As of December 31, 2025, the community was occupied.

Atlanta Acquisition

In November 2024, the Company acquired two senior living communities in the Atlanta, Georgia market for $29.0 million plus transaction costs of $0.5 million. The asset acquisition was recorded at relative fair value. The Company recorded $24.7 million in "Property and equipment, net" for tangible assets purchased; $4.8 million in "Intangible assets, net" for in-place leases; and $0.1 million in "Other long-term liabilities" for below market leases in the Company's consolidated balance sheets.

Palm Acquisition

In October 2024, the Company acquired eight senior living communities (collectively, the "Palm Communities") for an aggregate cash purchase price of $102.9 million plus transaction costs of $1.4 million (such acquisition, the "Palm Acquisition"). Five of the Palm Communities are located in Florida and the other three Palm Communities are located in South Carolina. The asset acquisition was recorded at relative fair value. The Company recorded $89.2 million in "Property and equipment, net" for tangible assets purchased; $15.6 million in "Intangible assets, net" for in-place leases; and $0.5 million in "Other long-term liabilities" for below market leases in the Company's consolidated balance sheets.

Macedonia Acquisition

In May 2024, the Company acquired a community located in Macedonia, Ohio for a purchase price of $10.7 million plus transaction costs of $0.4 million. The Company entered into a mortgage loan totaling $9.4 million to fund the acquisition. The Company purchased a Secured Overnight Financing Rate ("SOFR") based interest rate cap to reduce exposure to the variable interest rate fluctuations associated with the new mortgage. The total cost of the IRC was $0.2 million and has an aggregate notional amount of $9.4 million. The IRC has a 24-month term and caps SOFR at 6.00%. See "Note 9–Debt" and "Note 15–Fair Value."

The asset acquisition was recorded at relative fair value. We recorded $10.0 million in "Property and equipment, net" for tangible assets purchased; $1.2 million in "Intangible assets, net" for in-place leases; and $0.1 million in "Other long-term liabilities" for below market leases for this acquisition in our consolidated balance sheets.

Investment in Consolidated VIE

In July 2024, the Company entered into two joint ventures with affiliates of Palatine Capital Partners (the "Palatine JVs"), which acquired four senior living communities located in Texas (3) and Georgia (1). The Palatine JVs acquired these communities for a purchase price of $32.8 million plus transaction costs of $0.1 million for net cash of $11.2 million and financing of $21.7 million of senior mortgage debt. The Company is a 51% owner in the joint ventures.

The VIE was determined to not be a business, thus the transaction was recorded at fair value under ASC 805. The Company recorded $27.5 million in "Property and equipment, net" for tangible assets purchased; $5.6 million in "Intangible assets, net" for in-place leases; and $0.2 million in "Other long-term liabilities" for below market leases in the Company's consolidated balance sheets. The noncontrolling interest of the Palatine JV is reported on the noncontrolling interest line items in the Company's consolidated financial statements.

Investment in Stone Unconsolidated Entity

In May 2024, the Company and an investor formed a joint venture, Stone JV LLC (the "Stone JV"), which purchased four senior housing communities located in the Midwest for a purchase price of $64.0 million through cash contributions. KZ Stone Investor LLC is the controlling managing member of the Stone JV and owns 67.29% of the entity as of December 31, 2025 and 2024. Sonida owns a 32.71% noncontrolling interest in the Stone JV as of December 31, 2025 and 2024.

The Company has evaluated its investment in the Stone JV under ASC 810. The Company has determined that it does not have the power to direct the activities of the VIE that most significantly impact its economic performance and is not the primary beneficiary of the VIE in accordance with ASC 810. The Company's interests in the VIE are, therefore, accounted for under the equity method of accounting. The carrying amount of the Company's investment in the unconsolidated venture and maximum exposure to loss as a result of the Company's ownership interest in the Stone JV were $8.8 million and $10.9 million, respectively, as of December 31, 2025 and 2024, which is included in equity method investment on the accompanying consolidated balance sheets. The Company estimated an initial basis difference of approximately $0.4 million which is accounted for as equity method goodwill which is not subject to amortization. The Company received a return on investment of $0.8 million and $10.6 million, respectively, as of December 31, 2025 and 2024 in our unconsolidated entity.

The Company evaluates the realization of its investment in unconsolidated entities accounted for using the equity method if circumstances indicate the Company's investment is other than temporarily impaired. During the year ended December 31, 2025 and 2024, there were no impairments.

Assets and Liabilities Held for Sale

As of December 31, 2025, the Company classified one of its communities as held for sale in its consolidated balance sheets in accordance with ASC 360, following management's decision to divest the property and actively market it for sale.

The reclassification of the property's assets and liabilities held-for-sale status represents a presentation change within the balance sheet, rather than a new investing or financing transaction. The community did not meet the criteria for classification as a discontinued operation under ASC 205-20, as the sale does not represent a strategic shift that has or will have a major effect on the Company's operations and financial results. The Company continues to actively market the community for sale, and no sale-related cash flows with respect to such community have been recognized as of December 31, 2025.

The below summarizes the carrying amounts of the major classes of assets and liabilities classified as held for sale in the consolidated balance sheets (in thousands) as of December 31, 2025. There were no assets or liabilities held for sale as of December 31, 2024.

	December 31, 2025
Assets held for sale	
Land	$ 550
Land improvements	108
Buildings and building improvements	15,191
Furniture and equipment	748
Automobiles	11
Other	175
Accumulated depreciation and amortization	(7,330)
Total assets held for sale	$ 9,453
Liabilities held for sale	
Fixed rate mortgage note payable	$13,021
Accrued expenses	453
Deferred income	55
Total liabilities held for sale	$13,529

5. Impairment of Long-Lived Assets

The Company recognized non-cash impairment charges of $12.5 million to its "Property and equipment, net" during the year ended December 31, 2025, which related to four owned communities. Due to recurring net operating losses, the Company concluded the assets related to three of the communities had indicators of impairment and the carrying value was not recoverable. The fair value of the property and equipment, net of these three communities was determined using an income approach considering stabilized facility operating income and market capitalization rate of 8.0%. The Company classified the other community as held for sale in its consolidated balance sheets in accordance with ASC 360, following management's decision to divest the property and actively market it for sale. An impairment charge of $4.7 million was recognized for the community held for sale. The impairment charge was recorded to reduce the carrying value of the property to its estimated fair value less estimated disposal costs and is presented within long-lived asset impairment in the Company's consolidated statements of operations. There were no impairments on long-lived assets during the year ended December 31, 2024.

6. Property and Equipment

As of December 31, 2025 and 2024, property and equipment, net consists of the following (in thousands):

	Asset Lives	December 31, 2025	December 31, 2024
Land	NA	$ 75,952	$ 73,405
Land improvements	5 to 20 years	36,313	31,764
Buildings and building improvements	10 to 40 years	1,007,562	989,054
Furniture and equipment	5 to 10 years	76,098	66,600
Automobiles	5 to 7 years	3,486	2,923
Other	—	2,794	5,607
Construction in progress	NA	1,463	1,039
Total property and equipment		$1,203,668	$1,170,392
Less accumulated depreciation and amortization		(467,480)	(430,508)
Property and equipment, net		$ 736,188	$ 739,884

As of December 31, 2025 and 2024, depreciation expense was $46.7 million and $40.8 million, respectively. As of December 31, 2025 and 2024, property and equipment, net included $0.7 million and $2.2 million, respectively, of capital expenditures which had been incurred but not yet paid.

During the year ended December 31, 2025, the Company recognized non-cash impairment charges to "Property and equipment, net" of $12.5 million. See "Note 5–Impairment of Long–Lived Assets."

7. Intangible Assets

Intangibles, net consist of the following (in thousands):

	December 31, 2025	December 31, 2024	Weighted Average Life Remaining (in years)
In-place leases, gross	$ 34,199	$28,960	
Accumulated amortization	(14,456)	(4,434)	
Intangibles, net	$ 19,743	$24,526	1.9

Intangibles, net represents in-place leases, purchased with acquired communities. A portion of purchase price for acquisitions have been allocated to in-place leases. The intangible assets are estimated to be amortized over the straight-line method over their estimated useful lives as of the date of acquisition. See "Note 4–Investments, Acquisitions and Assets Held for Sale" for in-place leases acquired during the years ended December 31, 2025 and 2024.

Amortization expense for intangible assets was $10.0 million and $3.3 million during the year ended December 31, 2025 and 2024, respectively. Expected future amortization expense of intangible assets as of December 31, 2025 is as follows (in thousands):

Year ended December 31,	
2026	10,826
2027	8,064
2028	853
Total amortization	$19,743

8. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2025	**2024**
Accrued payroll and employee benefits	$17,877	$20,894
Accrued interest (1)	7,096	8,499
Accrued property taxes	9,068	8,050
Accrued professional fees (2)	31,561	3,315
Accrued other expenses	6,061	4,266
Total accrued expenses	$71,663	$45,024

(1) Includes $3.9 million and $5.5 million of deferred interest as of December 31, 2025 and 2024, respectively, in connection with the Fannie Mae Loan Modification.
(2) Includes loss contingencies of $6.5 million and $1.8 million as of December 31, 2025 and 2024, respectively, and accrued professional fees in connection with the CHP Merger of $23.4 million as of December 31, 2025.

9. Debt

Long-term debt balances, including associated interest rates and maturities consist of the following (in thousands):

	Maturity Date	Weighted average interest rate		December 31,	
		2025	**2024**	**2025**	**2024**
Senior secured revolving credit facility	2027	6.6%	7.3%	$ 95,050	$ 60,000
Fixed rate mortgage notes payable	2026 to 2045	4.6%	4.6%	384,764	400,229
Variable rate mortgage notes payable (1)	2026 to 2029	6.3%	6.5%	189,611	171,530
Notes payable – consolidated VIE	2026 to 2027	6.6%	7.2%	21,690	21,690
Notes payable – insurance	2026	5.6%	6.9%	2,004	1,707
Total debt				$693,119	$655,156
Deferred loan costs, net				3,378	3,766
Total debt, net of deferred loan costs				$689,741	$651,390
Current portion of debt, net				7,291	15,486
Long-term debt, net				$682,450	$635,904

(1) See "Note 15–Fair Value" for interest rate cap agreements on variable rate mortgage notes payable.

The following schedule summarizes our debt payable as of December 31, 2025 (in thousands):

Principal payments due in:

2026	$ 8,606
2027	121,180
2028	134,395
2029	408,562
2030	95
Thereafter	20,281
Total debt, excluding deferred loan costs	$693,119

As of December 31, 2025, our fixed rate mortgage notes bore interest rates ranging from 3.0% to 6.3%. Our variable rate mortgage notes and revolving credit facility are based on the Secured Overnight Financing Rate ("SOFR") plus an applicable margin. As of December 31, 2025, the one-month SOFR was 3.9%, and the applicable margins range from 0.0% to 2.7%.

As of December 31, 2025, we had property and equipment with a net carrying value of $560.7 million that was secured by outstanding notes payable. In addition, as of December 31, 2025, we had property and equipment with a net carrying value of $156.8 million secured by the outstanding Revolving Credit Facility (as defined below).

As of December 31, 2025, we had a fixed rate mortgage note with a carrying value of $13.0 million associated with a property held for sale. This mortgage note matures in June 2026.

2025 Ally Term Loan

On August 7, 2025, the Company entered into a senior secured term loan of $137.0 million ("2025 Ally Term Loan") with Ally Bank ("Ally") with a closing fee of 0.75%, or $1.0 million. The 2025 Ally Term Loan amended and restated the Company's then-existing term loan with Ally, dated as of March 10, 2022, as amended. The amendment resulted in the removal of one lender from the loan commitment. Following this amendment, only one member remains under the facility. The 2025 Ally Term Loan allowed for an initial term loan advance on the closing date of $122.0 million secured by 19 communities, which included 18 communities under the then-existing Ally term loan agreement, as well as the Alpharetta community acquired in June 2025. Two additional draws of $7.5 million each will become available subject to achieving certain debt yields and debt service coverages ratios. The 2025 Ally Term Loan has a 36-month maturity date and a variable interest rate of one-month SOFR plus a 2.65% margin (subject to a performance-based step-down to a 2.45% margin). As of December 31, 2025, the Company has $122.0 million outstanding under the 2025 Ally Term Loan, which has a maturity date of August 2028. The Company has the ability to request an increase in the term loan up to $40.0 million to finance additional properties subject to lender due diligence and review.

Senior Secured Revolving Credit Facility

In July 2024, the Company entered into a credit agreement for a senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility had an initial borrowing capacity of $75.0 million, a term of three years, a leverage-based pricing matrix between SOFR plus 2.10% margin and SOFR plus 2.60% margin and is fully recourse to Sonida Senior Living, Inc. and its applicable subsidiaries. The borrowing base by which borrowing availability under the Revolving Credit Facility is determined is generally based upon the value of the senior living communities that secure the Company's obligations under the Revolving Credit Facility. In October 2024, the Company closed on an additional $75.0 million commitment under the Revolving Credit Facility. The incremental $75.0 million availability results in a total aggregate commitment under the Revolving Credit Facility of up to $150.0 million with total commitment fees paid of $0.1 million for the year ended December 31, 2024. During the year ended December 31, 2025, the Company borrowed $49.6 million under the Revolving Credit Facility, at a weighted average interest rate of 6.6%, which was secured by 14 of the

Company's senior living communities. The Company repaid $14.5 million of the borrowings during the year ended December 31, 2025 and $95.1 million borrowings were outstanding as of December 31, 2025, which was secured by 14 of the Company's senior living communities. The Company had a $15.0 million letter of credit outstanding as of December 31, 2025 under the Revolving Credit Facility. On March 11, 2026, the standby letter of credit was cancelled in conjunction with the closing of the Merger Transactions. The Company had an additional borrowing capacity of up to $39.9 million under our Revolving Credit Facility as of December 31, 2025.

Debt Financing of the CHP Merger

In order to fund a portion of the cash consideration required for the CHP Merger, the Company obtained permanent debt financing of $930 million, with a $320 million accordion feature that allows Sonida to increase the facilities up to $1.25 billion. On December 29, 2025, the Company amended and restated its revolving credit facility and on March 5, 2026 increased the borrowing amount (collectively, the "A&R Credit Agreement"), which amendments were subject to and conditioned upon the consummation of the CHP Merger. The A&R Credit Agreement increased the available commitments under the revolving credit facility to $405.0 million, extended the maturity thereof to March 10, 2030, reduced the leverage-based pricing matrix to between SOFR plus 1.35% margin and SOFR plus 2.00% margin, expanded the participating lenders, and effected certain other change (the "New Revolving Credit Facility"). In addition, the Company incurred $525.0 million in permanent term loans under the A&R Credit Agreement in two equal tranches (the "Term Loan Facility") to fund a portion of the cash consideration necessary for the CHP Merger. The Term Loan Facility is comprised of a three-year tranche that matures March 10, 2029 and a five-year tranche that matures March 10, 2031. The Term Loan Facility is subject to a leverage-based pricing matrix between SOFR plus 1.30% margin and SOFR plus 1.95% margin, and is otherwise subject to the same guarantees and security provisions, events of default, corporate covenants and borrowing base availability requirements of the New Revolving Credit Facility. The Company entered into a SOFR-based interest rate cap ("IRC") to reduce exposure to the variable interest rate fluctuations associated with the Term Loan Facility. The IRC has a total cost of $0.6 million, an aggregate notional amount of $262.5 million, a 36-month term and an interest rate of 4.50%. Upon consummation of the CHP Merger, the $150.0 million Revolving Credit Facility was replaced with the new $405.0 million revolving credit facility under the A&R Credit Agreement.

On March 10, 2026, in order to fund the remaining portion of the cash consideration required for the CHP Merger, the Company incurred $270.0 million in loans under a 364-day senior secured bridge loan (the "Bridge Facility"). The Bridge Facility matures on March 9, 2027 and is subject to a leverage-based pricing matrix between SOFR plus 1.35% margin and SOFR plus 2.00% margin. The Bridge Facility is subject to the same guarantees and security provisions, events of default, corporate covenants and borrowing base availability requirements as the A&R Credit Agreement. The Company entered into a SOFR-based IRC to reduce exposure to the variable interest rate fluctuations associated with the Bridge Facility. The IRC has a total cost of $35 thousand, an aggregate notional amount of $270.0 million, a 12-month term and an interest rate of 4.25%.

2024 Fannie Mae Loan Modification

In December 2024, the Company and certain of its subsidiaries entered into an Omnibus Amendment to Multifamily Loan and Security Agreements (the "Omnibus Amendment") with Federal National Mortgage Association ("Fannie Mae"). The Omnibus Amendment amended the terms of each of the loan agreements (each, a "2024 Loan Agreement" and collectively, the "2024 Loan Agreements") relating to 18 of the Company's senior living communities encumbered by mortgage agreements with Fannie Mae to, among other things, extended the maturity dates of each 2024 Loan Agreement from December 1, 2026 to January 1, 2029 in exchange for $10 million of scheduled principal paydowns on the 2024 Loan Agreements. The Company has made $4 million in principal payments as of December 31, 2025 and is scheduled to pay $3 million on each of November 2026 and November 2027 to Fannie Mae.

Texas Loan Modification

In August 2024, the Company entered into loan modification agreements ("Texas Loan Modification") with one of its lenders on two owned communities in Texas. The original loan terms included maturities of April 2025 and October 2031, as well as cross-default provisions with each other. The Texas Loan Modification included revised loan maturities of December 2025 on both communities, with the Company's option to make a discounted payoff ("Texas DPO") of the outstanding loan principal on or prior to November 1, 2024. As part of the consideration, the Company was required to pay a total restructuring fee of $0.3 million. On November 1, 2024, the Company paid $18.3 million for the Texas DPO, which was financed with funds received from our Revolving Credit Facility. The Texas DPO represents a discount of 36% on the total principal outstanding for which the Company recognized a gain on debt extinguishment of $10.4 million for the year ended December 31, 2024.

2024 Loan Purchase Agreement and Ally Term Loan Expansion

During 2024, we entered into an agreement with one of our previous lenders whereby the Company agreed to purchase the outstanding indebtedness it owed to such lender for a purchase price of $40.2 million (plus the reimbursement of certain amounts advanced to the Company by such lender). In February 2024, the Company completed the purchase of the total outstanding principal balance of $74.4 million from the lender that was secured by seven of the Company's senior living communities (such transaction, the "2024 Loan Purchase"). The 2024 Loan Purchase was funded by expanding the Company's then-existing loan facility with Ally Bank ("Ally") by $24.8 million and the remainder was funded by proceeds from the 2024 Private Placement, see "Note 10–Securities Financing." The 2024 Loan Purchase and Ally financing closed in February 2024, reduced notes payable by $49.6 million, and resulted in a gain on debt extinguishment totaling $38.1 million. The Company incurred deferred loan costs of $0.5 million as part of the Ally financing that are amortized over the loan term. As part of the agreement with Ally, the Company expanded its current interest rate cap to include the additional borrowing at a cost of $0.6 million. The expanded Ally debt facility is secured by six of the Company's senior living communities involved in the transaction.

2025 & 2024 Community Mortgage Loans

In May 2025, the Company acquired one senior living community located in Tarpon Springs, Florida. The Company mortgaged the property with a $9.0 million interest-only loan due in 36 months, plus two 12-month extensions at the Company's option subject to meeting certain financial conditions. The interest rate is based on SOFR plus applicable margins ranging from 0.0% to 3.0%.

In December 2024, the Company entered into a non-recourse mortgage loan of $18.3 million for a term of 84-month term and 24-month interest waiver with a 3% fixed interest-only rate thereafter. In May 2024, the Company entered into a $9.4 million mortgage loan with a 60-month term and a variable interest rate equal to 1-month term SOFR plus 2.00% margin. The Company is not required to make scheduled principal payments for the first 36 months. The Company also entered into a SOFR-based IRC to reduce exposure to the variable interest rate fluctuations associated with the new mortgage. The total cost of the IRC was $0.2 million and has an aggregate notional amount of $9.4 million. The IRC has a 24-month term and caps SOFR at 6.00% from May 9, 2024 through May 1, 2026 with respect to such variable rate indebtedness.

Notes Payable - Consolidated VIE

As of December 31, 2025 and 2024, the Company had $21.7 million of mortgage debt outstanding related to the Palatine JV's. The Company has guaranteed $3.1 million of the Palatine JV mortgages. In addition, one of the affiliates in the Palatine JVs entered into a SOFR-based IRC to reduce exposure to the variable interest rate fluctuations associated with one of the mortgages at a cost of $0.1 million.

Notes Payable - Insurance

During the year ended December 31, 2025, the Company renewed certain insurance policies and entered into several finance agreements totaling approximately $6.2 million. During the year ended December 31, 2024, the Company renewed certain insurance policies and entered into several finance agreements totaling approximately $3.5 million. As of December 31, 2025, the Company had finance agreements outstanding totaling $2.0 million, with a fixed interest rate of 5.60%, and principal being repaid over five-months.

Deferred Loan Costs

As of December 31, 2025 and 2024, the Company had gross deferred loan costs of approximately $12.5 million and $11.4 million, respectively related to notes payable. Accumulated amortization was approximately $9.1 million and $7.6 million as of December 31, 2025 and 2024, respectively.

Financial Covenants

Certain of the Company's debt agreements contain restrictions and financial covenants, which require the Company to maintain prescribed minimum liquidity, net worth, shareholders' equity levels and debt service ratios, and require the Company not to exceed prescribed leverage ratios, in each case on a consolidated, portfolio-wide, multi-community, single-community, and/or entity basis. In addition, the Company's debt agreements generally contain non-financial covenants, such as those requiring the Company to comply with Medicaid provider requirements and maintain insurance coverage.

The Company's failure to comply with applicable covenants could constitute an event of default under the applicable debt agreements. Many of the Company's debt agreements contain cross-default provisions so that a default under one of these instruments could cause a default under other debt agreements (including with other lenders). Furthermore, the Company's mortgage debt is secured by its communities and, in certain cases, a guaranty by the Company and/or one or more of its subsidiaries.

As of December 31, 2025, the Company was in compliance with the financial covenants of its debt agreements.

10. Securities Financing

Financing of the Merger Transactions

See "Note 2–CHP Merger" for a discussion on the financing of our Merger Transactions which was completed on March 11, 2026.

Increase in Authorized Shares of Common Stock

On March 21, 2024, following receipt of stockholder approval at the special meeting of the Company's stockholders held on March 21, 2024, the Company filed an amendment to the Company's Amended and Restated Certificate of Incorporation, as amended, with the Delaware Secretary of State to increase the number of authorized shares of the Company's common stock from 15,000,000 shares to 30,000,000 shares. The charter amendment became effective upon filing.

On February 26, 2026, following receipt of stockholder approval at the special meeting of the Company's stockholders held on February 26, 2026, the Company filed an amendment to the Company's Amended and Restated Certificate of Incorporation, as amended, with the Delaware Secretary of State to increase the number of authorized shares of the Company's common stock from 30,000,000 shares to 100,000,000 shares. The charter amendment became effective upon filing.

2024 Public Offering

In August 2024, the Company entered into an underwriting agreement providing for the offer and sale (the "2024 Offering") by the Company, and the purchase by the underwriters, of 4,300,000 shares of the Company's common stock, at a price to the public of $27.00 per share ($25.785 per share net of underwriting discounts and commissions). The Company also granted a 30-day option to the underwriters to purchase up to an additional 645,000 shares of common stock on the same terms as above.

During August 2024, the Company raised $124.1 million in net proceeds from the 2024 Offering. The Company initially raised $110.4 million of proceeds on the sale of 4,300,000 shares, net of underwriting discounts and offering costs. The Company raised an additional $13.7 million on 530,317 shares, net of underwriting discounts and offering costs, pursuant to the partial exercise of the underwriters' 30-day option described above.

At-the-Market Equity Offerings

On April 1, 2024, the Company entered into an At-the-Market Issuance Sales Agreement (the "ATM Sales Agreement") with Mizuho Securities USA LLC, who is acting as the sole sales agent (the "Agent"). Pursuant to the ATM Sales Agreement in which the Company may sell, at its option, shares of its common stock up to an aggregate offering price of $75.0 million (the "Shares") through its Agent.

The ATM Sales Agreement provides that the Agent will be entitled to receive a commission of up to 3% of the gross proceeds from the sale of the shares in a transaction. The offering of common stock pursuant to the ATM Sales Agreement will terminate upon the earlier of, among other things, (i) the sale of all of the Shares subject to the ATM Sales Agreement and (ii) the termination of the ATM Sales Agreement by the Company or by the Agent, following delivery of sufficient written notice by the Company or the Agent to the other party.

During 2024, the Company sold an aggregate of 667,502 shares pursuant to the ATM Sales Agreement at a weighted average price per share of $29.08 for net proceeds of $18.7 million, after applicable commissions and offering costs.

2024 Private Placement Transaction

In February 2024, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with several shareholders (together, the "Investors"), pursuant to which the Investors agreed to purchase from the Company, and the Company agreed to sell to the Investors, in a private placement transaction (the "2024 Private Placement"), an aggregate of 5,026,318 shares of the Company's common stock at a price of $9.50 per share.

The 2024 Private Placement occurred in two tranches. The first tranche occurred on February 1, 2024, at which time 3,350,878 shares of common stock were issued and sold to the Investors for $31.8 million. The second tranche occurred on March 22, 2024, at which time 1,675,440 shares of common stock were issued and sold to the Investors for $15.9 million. The Company used a portion of the proceeds from the first closing of the 2024 Private Placement to fund a portion of the cash purchase price for the 2024 Loan Purchase. As of December 31, 2025, the majority of our common stock is held by Conversant and their related affiliates (together, "Conversant" or the "Conversant Investors").

Series A Preferred Stock

As of December 31, 2025 and 2024, the Company has 41,250 shares outstanding of Series A Preferred Stock of the Company, par value $0.01 per share, at $1,000 per share ("Series A Preferred Stock").

With respect to the distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Series A Preferred Stock will rank: (i) on a parity basis with each other class or series of capital stock of the Company now existing or hereafter authorized, classified or reclassified, the terms of which expressly provide that such class or series ranks on a parity basis with the Series A Preferred Stock as to dividends or rights; and (ii) junior to each other class or series of capital stock of the Company hereafter authorized, classified or reclassified, the terms of which expressly provide that class or series. In the event of a change of control, the Series A Preferred Stockholders hold a liquidation preference that is equal to $1,000 per share plus the sum of preferred dividends and other dividends paid as additional stock plus any accrued and unpaid dividends (the "Liquidation Preference").

The Series A Preferred Stock has an 11% annual dividend calculated on the original investment of $41.25 million accrued quarterly in arrears and compounded. Dividends are guaranteed and may be paid in cash or in additional Series A Preferred Stock shares at the discretion of the Company's Board of Directors. Generally, the Series A Preferred Stockholders do not have special voting rights and have voting rights consistent with common stockholders as if they were one class. Series A Preferred Stockholders are entitled to a number of votes in respect of the shares of Series A Preferred Stock owned by them equal to the number of shares of common stock into which such shares of Series A Preferred Stock would be converted.

Dividends are cumulative, and any declaration of dividends is at the discretion of the Company's Board of Directors. If the Board does not declare a dividend in respect of any dividend payment date, the amount of such accrued and unpaid dividend is added to the liquidation preference and compounds quarterly thereafter. During the year ended December 31, 2025, the Board declared and paid $5.6 million cash dividends on the Series A Preferred Stock. During the year ended December 31, 2024, the Company declared and paid $2.8 million cash dividends on the Series A Preferred Stock. During the quarters ended March 31, 2024 and June 30, 2024, the Board did not declare dividends, and accordingly, $2.7 million was added to the liquidation preference of the Series A Preferred Stock.

The Series A Preferred Stockholders ("Holder") have the right at any time to convert (an "Optional Conversion") each share of Series A Preferred Stock into common stock. The right of Optional Conversion may be exercised as to all or any portion of such Holder's Series A Preferred Stock from time to time, except that, in each case, no right of Optional Conversion may be exercised by a Holder in respect of fewer than 1,000 shares of Series A Preferred Stock (unless such conversion relates to all shares of Series A Preferred Stock held by such Holder). If an Optional Conversion date occurs on or after the record date for a dividend and on or before the immediately following dividend payment date and dividends have been declared for such dividend payment date, then (x) on such dividend payment date, such dividend will be paid to the Holder of each share of Series A Preferred Stock as of the close of business on the applicable record date for such dividend, notwithstanding the Holder's exercise of an Optional Conversion, and (y) the amount of such dividend, if a preferred dividend, will not be included in the Liquidation Preference referred to in clause (a) above.

At any time the Company may elect, upon the approval of a majority of the independent and disinterested directors of the Board of Directors, to convert all, but not less than all, of the outstanding shares of Series A Preferred Stock into shares of common stock by delivery to the Series A Preferred Stock holders of a notice of mandatory conversion, provided, that the Company shall not be entitled to deliver an irrevocable notice of mandatory conversion unless the VWAP per share of common stock exceeds 150% of the conversion price for the 30 consecutive trading days immediately preceding the notice. The Company has the option to exercise its right to require the Conversant Investors to convert their Series A Preferred Stock, once VWAP has met the above requirements for this contingent call.

In the case of a mandatory conversion, each share of Series A Preferred Stock then outstanding will be converted into (i) a number of shares of common stock equal to the quotient of (a) the Liquidation Preference of such share of Series A Preferred Stock as of the applicable mandatory conversion date, divided by (b) the conversion price as of the applicable mandatory conversion date and (ii) cash in lieu of fractional shares. If the mandatory conversion date occurs on or after the record date for a dividend and on or before the immediately following dividend payment date and dividends have been declared for such date, then such dividend will be paid to the Series A Preferred Stock holder of each share of Series A Preferred Stock as of the close of business on the applicable record date, notwithstanding the Company's exercise of a mandatory conversion, and the amount of such dividend, if a Series A Preferred Stock dividend, will not be included in the Liquidation Preference.

The Company may, at its option, irrevocably elect to redeem the Series A Preferred Stock, in whole or in part, at any time (i) before November 3, 2028 at a cash redemption price per share of Series A Preferred Stock equal to the greater of (A) 100% of the Liquidation Preference as of such redemption date and (B) an amount equal to (a) the number of shares of common stock issuable upon conversion of such share of Series A Preferred Stock as of the redemption date, multiplied by (b) the VWAP of common stock for the 30 trading days immediately preceding the notice date and (c) on or after the seventh anniversary of November 3, 2021, at a redemption price per share of Series A Preferred Stock equal to 100% of the Liquidation Preference as of the redemption date. The Conversant Investors, in combination with their common stock ownership as of December 31, 2025, have voting rights in excess of 50% of the Company's total voting stock. It is therefore deemed probable that the Series A Preferred Stock could be redeemed for cash by the Conversant Investors, and as such the Series A Preferred Stock is required to be adjusted to its maximum redemption value at the end of each reporting period. However, to the extent that the maximum redemption value of the Series A Preferred Stock does not exceed the fair value of the shares at the date of issuance, the shares are not adjusted below the fair value at the date of issuance. As of December 31, 2025 and 2024, the Series A Preferred Stock was carried at the maximum redemption value. The redemption amount at each balance sheet date should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features.

The Series A Preferred Stock does not have a maturity date and therefore is considered perpetual. The Series A Preferred Stock is redeemable outside of the Company's control and is therefore classified as mezzanine equity in the consolidated balance sheets of the Company as of December 31, 2025 and 2024. The Series A Preferred Stock is convertible into common stock at $40 per share, as of December 31, 2025, and as of such date, the Series A Preferred Stock is convertible into 1,281,205 shares of common stock. There is no limit for the maximum shares of common stock the Company would be required to issue upon the conversion of Series A Preferred Stock.

Changes in the Series A Preferred Stock are as follows:

	Series A Preferred Stock	
(In thousands)	Shares	Amount
Balance as of December 31, 2023	41	$48,542
Undeclared dividends on Series A Preferred Stock	—	2,707
Balance as of December 31, 2024	41	51,249
Balance as of December 31, 2025	41	$51,249

See "Note 20–Subsequent Events."

Warrants

On November 3, 2021, the Company issued 1,031,250 warrants to the Conversant Investors, each evidencing the right to purchase one share of common stock at a price per share of $40 and with an exercise expiration date of November 3, 2026.The Company had 1,031,250 outstanding warrants as of December 31, 2025 and 2024.

See "Note 20–Subsequent Events."

11. Stock-Based Compensation

The Company's uses equity awards as a long-term retention program that is intended to attract, retain and provide incentives for employees, officers, and directors and to more closely align stockholder and employee interests. The Company recognizes compensation expense for all our share-based stock awards based on their fair values.

Stock Options

The Company's stock options generally vest over one to five years and the related expense is amortized on a straight-line basis over the vesting period. There were no stock options granted during the years ended December 31, 2025 and 2024. The Company recorded no stock-based compensation expense related to stock options in the years ended December 31, 2025 and 2024 and there was no unrecognized compensation expense related to unvested stock option awards.

There were 9,816 options outstanding as of December 31, 2025 and 2024. The options outstanding as of December 31, 2025 and 2024 had no intrinsic value, a weighted-average remaining contractual life of 3 years, and a weighted-average exercise price of $111.90.

Restricted Stock Units

Restricted stock units ("RSUs") may be granted to employees and members of the Company's Board of Directors ("Directors") as part of their compensation. Awards have a vesting period of one to three years;

however, the Directors may defer the release of the RSU until their departure from the board. Compensation expense is recognized over the vesting period on a straight-line basis. The fair value of RSUs is the market close price of the Company's common stock on the date of the grant. A summary of restricted stock units' activity is presented in the table below:

Time-Based Restricted Stock Units

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested shares as of January 1, 2024	3,000	$ 8.80
Granted	5,420	27.68
Vested [1]	(3,000)	8.80
Non-vested shares as of December 31, 2024	5,420	$27.68
Granted	131,443	26.00
Forfeited/Cancelled	(7,802)	26.16
Vested [2]	(6,122)	27.51
Non-vested shares as of December 31, 2025	122,939	$25.98

[1] Weighted average price per share was $26.65 on the vesting date with a total fair value of $80 thousand.
[2] Weighted average price per share was $24.84 on the vesting date with a total fair value of $152 thousand.

Performance-Based Restricted Stock Units

Vesting of performance-based stock units ("PSUs") is dependent upon attainment of various levels of performance that equal or exceed targeted levels and generally vest in their entirety one to three years from the date of the grant. Compensation expense for performance-based restricted stock units is recognized over the performance period and is based on the probability of achievement of the performance condition. Expense is recognized net of actual forfeitures. A summary of performance-based restricted stock units' activity is presented in the table below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested shares as of December 31, 2024	—	$ —
Granted	110,548	26.16
Forfeited/Cancelled	(8,504)	26.16
Non-vested shares as of December 31, 2025	102,044	$26.16

Restricted Stock Awards

Restricted stock awards ("RSAs") entitle the holder to receive shares of the Company's common stock as the awards vest. RSAs are considered outstanding at the time of grant since the holders thereof are entitled to dividends, upon vesting, and voting rights. Grants of restricted stock awards are classified as time-based, performance-based, or market-based, depending on the vesting criteria of the award.

Time-Based Restricted Stock Awards

Time-based RSAs generally vest over three to five years unless the award is subject to certain accelerated vesting requirements. The fair value of time-based RSAs is based on the closing price of the Company's common stock on the date of grant. Compensation expense for time-based RSAs is recognized over the vesting period on a straight-line basis, net of actual forfeitures. A summary of time-based restricted stock awards' activity is presented in the table below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested shares as of January 1, 2024	108,571	$19.26
Granted	173,950	28.72
Forfeited/Cancelled	(9,791)	25.96
Vested [1]	(75,959)	23.13
Non-vested shares as of December 31, 2024	196,771	$25.79
Forfeited/Cancelled	(17,676)	26.24
Vested [2]	(86,384)	25.05
Non-vested shares as of December 31, 2025	92,711	$26.39

[1] Weighted average price per share was $27.94 on the vesting date with a total fair value of $2.1 million.
[2] Weighted average price per share was $22.89 on the vesting date with a total fair value of $2.0 million.

Performance-Based Restricted Stock Awards

Vesting of performance-based stock awards ("PSAs") is dependent upon attainment of various levels of performance based on Adjusted Return on Equity that equal or exceed targeted levels and generally vest in their entirety one to three years from the date of the grant. Compensation expense for performance-based restricted stock awards is recognized over the performance period and is based on the probability of achievement of the performance condition. Expense is recognized net of actual forfeitures. A summary of performance-based restricted stock awards' activity is presented in the table below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested shares as of January 1, 2024	149,219	$13.86
Granted	160,395	28.80
Forfeited/Cancelled	(22,082)	$19.56
Non-vested shares as of December 31, 2024	287,532	$26.37
Forfeited/Cancelled	(86,616)	25.00
Non-vested shares as of December 31, 2025	200,916	$25.86

Market-Based Restricted Stock Awards

Market-based restricted stock awards become eligible for vesting upon the achievement of specific market-based conditions based on the per share price of the Company's common stock.

The Company grants certain employees market-based restricted stock awards generally with either three or four tranches that vest if the Company's stock price closes at or above an established threshold for each tranche for a specified number of consecutive trading days within five years of the date of the grant. Compensation expense related to market-based restricted stock awards is recognized over the requisite service period on a straight-line basis. The requisite service period is a measure of the expected time to reach the respective vesting threshold and was estimated by utilizing a Monte Carlo simulation, considering only those stock price-paths in which the threshold was exceeded. During 2024, the Company granted 55,000 market-based restricted stock awards which vest in four tranches based on the 90-day volume weighted average price of SNDA common stock based on a grant date market condition. The grant date fair value of such awards was $14.27, the risk-free interest rate was 4.5%, the expected volatility was 50.3%, the expected dividends was $0, and the weighted average derived service period was 1.56 years.

A summary of market-based restricted stock awards' activity is presented in the table below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested shares as of January 1, 2024	464,950	$15.07
Granted	55,000	14.27
Forfeited/Cancelled	(45,000)	19.80
Non-vested shares as of December 31, 2024	474,950	$14.75
Forfeited/Cancelled	(90,700)	16.38
Non-vested shares as of December 31, 2025	384,250	$14.09

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense related to the PSUs, RSUs, PSAs and RSAs described above of $5.0 million and $4.4 million during fiscal years 2025 and 2024, respectively, that is primarily associated with employees whose corresponding salaries and wages are included in general and administrative expenses within the Company's Consolidated Statements of Operations. Unrecognized stock-based compensation expense is $7.7 million as of December 31, 2025. If all awards granted are earned, the Company expects this expense to be recognized over one to three-year periods for RSUs, a five-year period for market-based RSAs, and a three-year period for time-based and performance-based RSAs.

12. Income Taxes

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,	
	2025	2024
Current:		
Federal	$—	$—
State	330	239
Deferred:		
Federal	—	—
Provision for income taxes	$330	$239

Applying the updated requirements in ASU 2023-09 on a prospective basis, the principal reconciling items from the U.S. statutory income tax rate to the effective tax rate (provision for income taxes as a percentage of income before income taxes) are as follows (dollars in thousands):

	Year Ended December 31, 2025	
	$	%
Tax (benefit) provision at federal statutory rates	$(15,155)	21.0%
State income tax (benefit) provision, net of federal effects [1]	261	(0.4)%
Nontaxable or nondeductible items:		
Income attributable to noncontrolling interests	51	(0.1)%
Stock based compensation expense	458	(0.6)%
Permanent impact of employee retention credit claims	(1,185)	1.6%
Other non-deductible items	(92)	0.1%
Change in deferred tax asset valuation allowance	16,390	(22.7)%
Other adjustments	$ (398)	0.6%
Provision for income taxes	$ 330	(0.5)%

(1) Texas makes up over 50% of the state income tax in this category.

For the year ended December 31, 2024, prior to the adoption of ASU 2023-09, the principal reconciling items from the U.S. statutory income tax rate to the effective tax rate are as follows (in thousands):

	Year Ended December 31, 2024
Tax (benefit) provision at federal statutory rates	$(639)
Income attributable to noncontrolling interests	257
State income tax (benefit) provision, net of federal effects	475
Change in deferred tax asset valuation allowance	155
Stock based compensation expense	496
Permanent impact of employee retention credit claims	(585)
Other non-deductible items	80
Provision for income taxes	$ 239

The effective tax rate for fiscal year 2025 differs from the statutory tax rate primarily due to state income taxes, changes in the deferred tax asset valuation allowance and other permanent tax differences. The Company is impacted by the Texas Margin Tax ("TMT"), which effectively imposes tax on modified gross revenues for communities within the State of Texas and accounts for the majority of the Company's current state tax expense. The fiscal year 2025 other permanent tax differences include $0.5 million of Section 162(m) of the Internal Revenue Code of 1986, as amended compensation limitation. The valuation allowance recorded as of fiscal year 2025 was $119.1 million, reflecting an increase of $18.1 million from the previous year due to current year activity. Of the current year increase, $1.7 million pertains to state tax assets.

The effective tax rate for fiscal year 2024 differs from the statutory tax rate primarily due to state income taxes, changes in the deferred tax asset valuation allowance and other permanent tax differences. The Company is impacted by the TMT, which effectively imposes tax on modified gross revenues for communities within the State of Texas and accounts for the majority of the Company's current state tax expense. The fiscal year 2024 other permanent tax differences include $0.4 million Section 162(m) of the Internal Revenue Code of 1986, as amended compensation limitation. The valuation allowance recorded as of December 31, 2024 was $101.0 million, which had increased from the prior year by $0.2 million due to current year activity.

A summary of the Company's deferred tax assets and liabilities, are as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforward	$ 101,078	$ 89,623
Compensation costs	3,368	4,148
Depreciation and amortization	12,031	3,271
Other	2,711	3,963
Total deferred tax assets	119,188	101,005
Deferred tax asset valuation allowance	(119,076)	(100,994)
Total deferred tax assets, net	112	11
Deferred tax liabilities:		
Operating lease right-of-use assets	(112)	(11)
Total deferred tax liabilities	(112)	(11)
Deferred taxes, net	$ —	$ —

A valuation allowance has been recorded to reduce the Company's net deferred tax assets to the amount that is more likely than not to be realized. A significant component of objective evidence evaluated was the cumulative losses before income taxes incurred by the Company over the past several fiscal years. Such objective evidence severely limits the ability to consider other subjective evidence such as the Company's ability to generate sufficient taxable income in future periods to fully recover the deferred tax assets. However, in the event that the Company were to determine that it would be more likely than not that the Company would realize the benefit of deferred tax assets in the future in excess of their net recorded amounts, adjustments to deferred tax assets would increase net income in the period of such a determination.

As of December 31, 2025, the Company has gross federal and state net operating loss ("NOL") carryforwards of $434.0 million and $313.8 million and related net deferred tax assets of $91.1 million and $13.9 million, respectively.

The Company filed for an employee retention credit ("ERC") with the Internal Revenue Service ("IRS") during the fourth quarter of 2023. See "Note 3–Summary of Significant Accounting Policies" for a discussion of employee retention credits. Of the $10.7 million ERC received during 2025, $5.6 million reduced the federal NOL recorded. The remaining $5.1 million was recognized in taxable income during 2025 consistent with the IRS guidance released March 20, 2025. The previously recorded reduction to the federal NOL was $8.5 million as of 2024 and a 2025 true up of approximately $2.8 million increased the federal NOL to net to the $5.6 million federal NOL reduction noted above.

The federal and state NOL carryforwards in the income tax returns filed included unrecognized tax benefits. The deferred tax assets recognized for those NOLs are presented net of the unrecognized benefits. If not used, the federal NOL generated prior to fiscal year 2018 will expire during fiscal years 2033 to 2037 and non-conforming state NOLs will expire during fiscal years 2026 to 2045. Federal NOLs generated subsequent to fiscal 2017 currently have no expiration due to changes to tax laws enacted with the Tax Cuts and Jobs Act of 2017 ("TCJA"). Some state jurisdictions conform to the unlimited net operating loss carryforward provisions as modified by the TCJA. However, some jurisdictions do not conform to the above-mentioned provisions.

In general, utilization of the net operating loss carryforwards are subject to a substantial annual limitation due to ownership changes that occur or that could occur in the future, as required by Section 382 of the Code.

These ownership changes limit the amount of NOL carryforwards that can be utilized annually to offset taxable income and tax, respectively. In general, an "ownership change" as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. There is no current or projected utilization of the NOL carryforwards in the near future. The Company maintains a valuation allowance in all jurisdictions where the NOL carryovers are present. The Company has estimated that $60.3 million of gross U.S. federal NOL carryforwards from 2015 to 2017 would expire unused due to the Section 382 limitation.

A summary of the Company's unrecognized tax benefits activity and related information for the years ended December 31, 2025 and 2024 is presented below (in thousands):

	Years Ended December 31,	
	2025	2024
Beginning balance, January 1	$3,602	$3,193
Gross increases – tax positions in prior period	415	409
Ending balance, December 31	$4,017	$3,602

As of December 31, 2025, the Company has unrecognized tax benefits of $4.0 million for an uncertain tax position associated with a change in accounting method. The unrecognized tax benefits as of December 31, 2025 are timing-related uncertainties that if recognized would not impact the effective tax rate of the Company. The Company files income tax returns in the U.S. federal jurisdiction and U.S. state jurisdictions. As of December 31, 2025, the Company is generally no longer subject to U.S. federal tax examinations for tax years prior to 2022 and state tax examinations for tax years prior to 2021 with limited exceptions for net operating losses from 2013 forward.

13. Commitments and Contingencies

As of December 31, 2025, we had contractual commitments of $6.9 million related to future renovations and technology enhancements to our communities.

The Company has claims incurred in the normal course of its business. Most of these claims are believed by management to be covered by insurance, subject to deductibles, normal reservations of rights by the insurance companies and possibly subject to certain exclusions in the applicable insurance policies. Where appropriate, these matters have been submitted to the Company's insurance carrier. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. It is not possible to quantify the ultimate liability, if any, in these matters. Loss contingencies are reviewed quarterly, and estimates are adjusted to reflect the impact of all known information. As more information becomes available, including from potential claimants as litigation or resolution efforts progress, management estimates and assumptions regarding the potential financial impacts may change.

As of December 31, 2025, the Company was the prospective defendant in a pre-suit claim of negligence and wrongful death relating to a former resident at one of the Company's senior living communities. While, to the Company's knowledge, no complaint has been filed with respect to such claim as of the date of these consolidated financial statements, the Company has deemed it to be probable that such claim will result in a loss. The Company maintains insurance coverage for this claim, subject to meeting certain deductibles, applicable policy limits, customary reservations of rights by the insurance company, and the other terms and conditions thereof. Estimating an amount or range of possible losses from claims of this nature is inherently difficult, particularly where litigation has not commenced, and the final timing and outcome of such claim is dependent on many factors that are difficult to predict. Accordingly the Company's ultimate cost related to this matter may be materially different than the amount of the Company's current estimate and accruals.

The Company has accrued a total of $6.5 million as of December 31, 2025 for all loss contingencies that are probable to result in a loss and reasonably estimated which is included in accrued expenses on the consolidated balance sheets. In addition, insurance receivables for these claims have been recorded totaling $5.2 million as of December 31, 2025, which is included in accounts receivable on the consolidated balance sheets.

14. Related Party Transactions

Conversant

As of December 31, 2025, Conversant and its affiliates have a controlling interest in the Company.

During the year ended December 31, 2025, the Company entered into certain agreements with Conversant Investors in connection with the CHP Merger. See "Note 2–CHP Merger."

During the year ended December 31, 2024, the Conversant Investors purchased an additional 5,007,895 shares of common stock of the Company for $80.0 million. See "Note 10–Securities Financing."

See "Note 20–Subsequent Events."

Stone Joint Venture

As of December 31, 2025, the Company manages the four communities owned by the Stone JV under a management agreement and also provides reporting services for the joint venture. Sonida operates the four communities for a management fee based on gross revenues of the applicable communities, as well as an incentive management fee based on earnings before interest, taxes, depreciation, amortization, rent, and management fees, and other customary terms and conditions. The management fees and reporting fees were $1.5 million and $0.8 million, respectively, for the years ended December 31, 2025 and 2024.

In September 2024, the Stone JV entered into a $35.0 million mortgage loan with a 36-month term and a fixed interest rate equal to 7.3% backed by the four communities owned by the Stone JV. As of December 31, 2025, the outstanding balance of the Stone JV loan was $35.0 million and the Company guarantees the loan.

During the years ended December 31, 2025 and December 31, 2024, the Company received a distribution of $0.8 million and $10.6 million, respectively as a return of the Company's investment in the Stone JV due to financing of the communities. See "Note 4–Investments, Acquisitions and Assets Held for Sale."

Palatine Joint Ventures

As of December 31, 2025, the Company manages the four communities owned by subsidiaries of the Palatine JVs under a management agreement and also provides reporting services for the two joint ventures. The Company manages the four Palatine JV communities in exchange for a management fee calculated as a percentage of gross revenue and an additional incentive management fee based on earnings before interest, taxes, depreciation, amortization, rent, and management fees, and other customary terms and conditions. The management fees and reporting fees were $0.9 million and $0.4 million, respectively, for the years ended December 31, 2025 and 2024, which have been eliminated in consolidation. See "Note 4–Investments, Acquisitions and Assets Held for Sale." See "Note 20–Subsequent Events."

15. Fair Value

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company uses interest rate cap arrangements with financial institutions to manage exposure to interest rate changes for loans that utilize floating interest rates. As of December 31, 2025 and 2024, we had interest rate cap agreements with an aggregate notional value of $194.2 million and $185.1 million, respectively. The fair value of these derivative assets as of December 31, 2025 and 2024 was $0.1 million and $1.5 million, respectively, which was determined using significant observable inputs (Level 2), including quantitative models that utilize multiple market inputs to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. See "Note 16–Derivatives and Hedging."

Financial Instruments Not Reported at Fair Value

For those financial instruments not carried at fair value, the carrying amount and estimated fair values of our financial assets and liabilities were as follows as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | | |
| | 2025 | | 2024 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt, excluding deferred loan costs	693,119	661,756	655,156	621,597
Liabilities held for sale [1]	13,021	12,643	—	—

---

[1] Notes Payable on one community that is currently held for sale.

We believe the carrying amount of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

The fair value of debt, excluding deferred loan costs, is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements, which represent Level 2 inputs as defined in *ASC 820*, *Fair Value Measurement.*

As of December 31, 2025, we had a fixed rate mortgage note with a carrying value of $13.0 million associated with a property held for sale. The fair value of the mortgage, which is classified as liabilities held for sale, is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements, which represent Level 2 inputs.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may adjust the carrying amount of certain non-financial assets to fair value on a non-recurring basis when they are impaired. As of December 31, 2025, the Company's assets measured at fair value on a non-recurring basis were as follows (in thousands). There were no such amounts as of December 31, 2024.

| | December 31, 2025 | |
	Carrying Amount	Fair Value
Assets		
Assets held for sale	$9,453	$9,453

During the year ended December 31, 2025, the Company recorded non-cash impairment charges of $12.5 million to "Property and equipment, net." The Fair Value of the impaired assets were $19.1 million as of December 31, 2025. See "Note 5-Impairment of Long-Lived Assets." There were no impairments on long-lived assets during the year ended December 31, 2024.

The following methods and assumptions were used in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents and Restricted cash: The carrying amounts reported in the Company's Consolidated Balance Sheets for cash and cash equivalents and restricted cash approximate fair value, which represent Level 1 inputs as defined in the accounting standards codification.

Debt, excluding deferred loan costs: The fair value of debt, excluding deferred loan costs, is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements, which represent Level 2 inputs as defined in the accounting standards codification.

Property and Equipment, Net: During the year ended December 31, 2025, the Company evaluated property and equipment, net for impairment. The Company recorded non-cash impairment charges of $12.5 million to "Property and equipment, net" which related to four owned communities. The fair value of the property and equipment, net was primarily determined based on market analysis, industry trends, and recent comparable sales transactions. See "Note 5-Impairment of Long-Lived Assets."

Upon the acquisition of new communities accounted for as an acquisition of assets, we recognize the assets acquired and the liabilities assumed as of the acquisition date, measured at their relative fair values using Level 3 inputs at the date of acquisition once we have determined the fair value of each of these assets and liabilities.

The estimated fair value of these assets and liabilities could be affected by market changes and this effect could be material.

16. Derivatives and Hedging

The Company uses derivatives as part of our overall strategy to manage our exposure to market risks associated with the fluctuations in interest rates. We are also required to enter into interest rate derivative instruments in compliance with certain debt agreements. We do not enter into derivative financial instruments for trading or speculative purposes. The interest rate derivative instruments are not designated as hedges under ASC 815-20, *Derivatives—Hedging.* All changes in the fair value of the instruments are included as a component of interest expense in the consolidated statements of operations and "loss on derivative instruments, net" on the consolidated statements of cash flows.

In connection with a loan related to the Company's acquisition of a community located in Macedonia, Ohio in May 2024, the Company entered into a SOFR-based interest rate cap to reduce exposure to the variable interest rate fluctuations associated with the mortgage. The total cost of the IRC was $0.2 million and has an aggregate notional amount of $9.4 million. The IRC has a 24-month term and caps SOFR at 6.00%.

On March 1, 2022, the Company entered into an interest rate cap agreement for an aggregate notional amount of $50.3 million to reduce exposure to interest rate fluctuations associated with a portion of our variable mortgage notes payable. The interest rate cap agreement had a 24-month term and capped the interest rate at 4.00% from March 1, 2022 through March 1, 2024 with respect to the portion of our floating rate indebtedness. During April 2024, the Company entered into an interest rate cap transaction for an aggregate notional amount of $49.2 million for $1.1 million to reduce exposure to interest rate fluctuations associated with a portion of our variable mortgage notes payable to Fannie Mae. The interest rate cap has 24-month term and effectively caps SOFR at 4.00%. The April 2024, interest rate cap replaced the interest rate cap that expired in March 2024.

On February 2, 2024, as part of the Ally Term Loan expansion, the Company entered into a SOFR-based interest rate cap transaction for an aggregate notional amount of $24.8 million at a cost of $0.6 million for a 2.25% interest rate cap expiring on December 1, 2024. On December 1, 2024, the Company entered into a SOFR-based interest rate cap transaction for an aggregate notional amount of $113 million at a cost of $1.4 million to replace the previous IRC that expired on December 1, 2024. The interest rate cap agreement had a 12-month term and effectively capped the interest rate at 3.00% with respect to the portion of our floating rate indebtedness. On August 27, 2025, as part of the 2025 Ally Term Loan, the Company terminated its existing IRC with Ally and entered into a new SOFR-based IRC transaction for an aggregate notional amount of $122 million at a cost of $0.1 million. The interest rate cap agreement has a 36-month term and effectively caps the interest rate at 5.50% with respect to the portion of our floating rate indebtedness.

In July 2024, one of the affiliates in the Palatine JV's entered into a SOFR-based IRC at 4.75% to reduce exposure to the variable interest rate fluctuations associated with two of its mortgages at a cost of $0.1 million. The IRC expires in July 2026 and was for an aggregate notional amount of $13.6 million.

The following table presents the fair values of derivative assets and liabilities in the consolidated balance sheets (in thousands):

| | December 31, 2025 | | | |
| | Derivative Asset | | Derivative Liability | |
	Notional Amount	Fair Value [1]	Notional Amount	Fair Value
Interest rate cap (*SOFR-based*)				$
	194,190	72	—	—
Total derivatives			$	$
	$194,190	$72	—	—

[1] Of this amount, $8 thousand is presented on the balance sheet as Current assets—derivative assets and $64 thousand is Other assets, net.

| | December 31, 2024 | | | |
| | Derivative Asset | | Derivative Liability | |
	Notional Amount	Fair Value [1]	Notional Amount	Fair Value
Interest rate cap (*SOFR-based*)				$
	185,145	1,465	—	—
Total derivatives			$	$
	$185,145	$1,465	—	—

[1] Of this amount, $1.4 million is presented on the balance sheet as Current assets—derivative assets and $0.1 million is Other assets, net.

The following table presents the effect of the derivative instrument on the consolidated statements of operations (in thousands):

| | Years ended December 31, | |
	2025	2024
Derivatives not designated as hedges		
Interest rate caps		
Loss on derivatives not designated as hedges included in interest expense	(1,069)	(3,950)

17. Allowance for Credit Losses

The components of the allowance for credit losses are as follows (in thousands):

| | December 31, | |
	2025	2024
Balance at beginning of year	$ 7,852	$5,256
Provision for credit losses, net of recoveries	3,329	2,596
Write-offs	(8,598)	—
Balance at end of year	$ 2,583	$7,852

Accounts receivable are reported net of an allowance for credit losses to represent the Company's estimate of inherent losses at the balance sheet date.

18. Employee Benefit Plans

Defined Contribution Plans

The Company maintains a 401(k) retirement savings plan for all employees that meet minimum employment criteria. Such plan provides that the participants may defer eligible compensation subject to certain Internal Revenue Code maximum amounts. The Company makes discretionary matching contributions. For the 2024 and 2025 Plan Years the Company made a contribution in amounts equal to 100.0% of the employee's contribution to such plan, for contributions up to a maximum of 1.0% of eligible compensation deferred into the Plan. For the years ended December 31, 2025 and 2024, the Company's expense for such plan was $0.2 million and $0.4 million, respectively.

19. Segment Information

Each of our owned communities are identified as individual operating segments and we combine them into a single reportable segment for reporting purposes under ASC 280. We measure the segment based on resident revenue less community operating expense, (adjusted for various non-recurring non-operating community expenses), which we define as community net operating income ("NOI"), as well as some key performance indicators such as weighted average occupancy and a measurement of average rent per available unit. All other operating segments represent the managed communities, which consist of management fees and the related managed community reimbursement revenues and expenses.

Our Chief Executive Officer, is our chief operating decision maker ("CODM"), who organizes our company, manages resource allocations and measures performance among our one reportable segment. The CODM uses community NOI by property to allocate operating and capital resources and assesses performance of the segment by comparing actual NOI results to historical results and previously forecasted financial information. Our CODM manages our business by reviewing annual forecasts and segment results on a monthly basis. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The total investment in equity method investments and capital expenditures are presented on the consolidated financial statements.

The following table presents resident revenue, community operating expense and community net operating income by reportable segment (in thousands):

	Years ended December 31,	
	2025	**2024**
Resident revenue	331,957	267,849
Community operating expense:		
Labor	160,925	126,730
Food	15,477	13,807
Utilities	15,558	12,701
Other community operating expense [(1)]	56,512	45,943
Total community operating expense	248,472	199,181
Community net operating income	$ 83,485	$ 68,668

(1) Includes community maintenance, software expense, supplies, insurance, real estate taxes, marketing expense, and other overhead expense.

A reconciliation of segment revenues to consolidated total revenues for 2025 and 2024 is as follows (in thousands):

	Years ended December 31,	
	2025	2024
Segment resident revenue	331,957	267,849
All other revenue:		
Management fees	4,431	3,381
Managed community reimbursement revenue	44,753	33,096
Total revenues	$381,141	$304,326

A reconciliation of segment net operating income to the Company's consolidated statements of operations for 2025 and 2024 is as follows (in thousands):

	Years ended December 31,	
	2025	2024
Segment net operating income	$ 83,485	$ 68,668
Management fees	4,431	3,381
Other operating expenses	(4,749)	(2,834)
General and administrative expense	(39,851)	(34,123)
Transaction, transition and restructuring costs	(16,231)	(5,874)
Depreciation and amortization expense	(56,768)	(44,051)
Long-lived asset impairment	(12,525)	—
Interest income	2,103	1,681
Interest expense	(38,635)	(36,990)
Gain on extinguishment of debt, net	—	48,536
Loss from equity method investment	(1,370)	(895)
Other expense, net	7,948	(540)
Provision for income taxes	(330)	(239)
Net Loss	$(72,492)	$ (3,280)

20. Subsequent Events

CHP Merger

On March 11, 2026, the Company completed the CHP Merger. See note "Note 2–CHP Merger".

Mortgage Loan Amendments

On January 2, 2026 the Company entered into the second amendment on a mortgage loan for one of its communities. The amendment extended the loan maturity date to June 30, 2026 and adjusted the payment terms of the loan until maturity. As December 31, 2025, the mortgage loan for this community was $13.0 million. The loan is associated with the liabilities held for sale on the Company's Consolidated Balance Sheets. See note "Note 4–Investments, Acquisitions and Assets Held for Sale".

On February 23, 2026, the Company amended two Palatine JV mortgages with a total principal balance of $13.5 million which extended the maturity dates to April 1, 2027.

Membership Interest Purchase Agreement

On March 4, 2026 the Company entered into a membership interest purchase agreement with its minority partner PAL SL Decatur RS JV, LLC, to purchase their 49% membership interest for $2.1 million. The community has a $1.8 million outstanding mortgage that will be paid off at closing. The community will be a wholly-owned subsidiary of the Company after closing.

Conversion of Series A Preferred Stock and Warrant Extension

On March 11, 2026, the Company entered into an agreement with the Conversant Preferred Investors in order to induce the immediate full conversion of the Series A Preferred Stock. Pursuant to the agreement, the conversion price of the Series A Preferred Stock was decreased from $40.00 per share of common stock to $32.00 per share of common stock, the expiration date of all of the outstanding warrants issued on November 3, 2021 was extended from November 3, 2026 to November 3, 2027, and the Company made a onetime payment to the Conversant Preferred Investors totaling $4.7 million in the aggregate. In addition, the Company paid the Conversant Preferred Investors $1.1 million, in the aggregate, for accrued but unpaid dividends through March 11, 2026. On March 11, 2026, all of the outstanding shares of Series A Preferred Stock were converted into 1,601,505 shares of common stock.

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Company Management

BRANDON M. RIBAR
President, Chief Executive Officer and Director

KEVIN J. DETZ
Executive Vice President and Chief Financial Officer

TABITHA T. BAILEY
Senior Vice President and Chief Legal Officer

TIMOTHY J. COBER
Senior Vice President and Chief Accounting Officer

ERIK COLLARD
Senior Vice President, Operational Finance

MAX J. LEVY
Senior Vice President and Chief Investment Officer

ANGIE NOEL
Senior Vice President and Chief Human Resources Officer

TABITHA L. OBENOUR
Senior Vice President and Chief Clinical Officer

DONNA S. BROWN
Division President, Cornerstone Division

DAWN S. MOUNT
Division President, Pinnacle Division

Board of Directors

MICHAEL SIMANOVSKY
*Chairman of the Board
Sonida Senior Living, Inc.
Managing Partner and Chief
Investment Officer
Conversant Capital, LLC
Summit, New Jersey*

BRANDON M. RIBAR
*President, Chief Executive Officer and Director
Sonida Senior Living, Inc.
Dallas, Texas*

LILLY H. DONOHUE [2]
*President and CEO
Everstory Partners
Altamonte Springs, Florida*

ROBERT T. GROVE [1,3]
*Principal
Conversant Capital, LLC
Summit, New Jersey*

BENJAMIN P. HARRIS [1,3]
*Founder and CEO
Pinedale Capital Partners
New York, New York*

JILL M. KRUEGER [1,2]
*President and CEO
Symbria, Inc.
Warrenville, Illinois*

SAM LEVINSON [1]
*Principal and Managing Partner
Glick Family Investments
New York, New York*

J. CHANDLER MARTIN [2]
*Former Corporate Treasurer
Bank of America
Charlotte, North Carolina*

STEPHEN H. MAULDIN [3]
*Former Vice Chairman and Director
CNL Healthcare Properties, Inc.
Winter Park, Florida*

1 Member of the Board's Compensation Committee
2 Member of the Board's Audit Committee
3 Member of the Board's Nominating and Corporate
  Governance Committee

Shareholder Information

STOCK EXCHANGE LISTING
*Sonida Senior Living, Inc.
Common Stock is listed on the New York
Stock Exchange and trades
under the symbol SNDA.*

TRANSFER AGENT AND
REGISTRAR
*Computershare Investor Services
P.O. Box 43007
Providence, RI 02940-3007
or
150 Royall St., Suite 101
Canton, MA 02021
(866) 233-6645
Foreign shareowners: (781) 575-3008
www.computershare.com/investor*

AUDITORS
*BDO USA, P.C.
600 North Pearl, Suite 1700
Dallas, TX 75201
(214) 969-7007*

Corporate Information

CORPORATE HEADQUARTERS
*14755 Preston Road, Suite 810,
Dallas, Texas 75254
(972) 770-5600
main@sonidaliving.com*

CORPORATE WEB SITE
www.sonidaseniorliving.com

Form 10-K

*A copy of Sonida Senior Living, Inc.'s
2025 annual report to the SEC on
Form 10-K is included herein and is
available without charge upon written
request to the Investor Relations Department
at corporate headquarters. It can also be
found on the Company's web site,
www.sonidaseniorliving.com.*

Annual Shareholders Meeting

*The 2026 Annual Meeting of Shareholders
will be on June 11, 2026, at 9:00 a.m.
Central Time and will be held live via the
Internet in a virtual meeting format at
meetnow.global/MVGNUMZ.*



14755 Preston Road, Suite 810
Dallas, Texas 75254
972.770.5600

www.sonidaseniorliving.com